# 2010

## Annual Report and Form 10-K


Kulicke & Soffa®

Visit us at
www.kns.com

www.kns.com

Kulicke & Soffa®

December, 2010

Dear Shareholders,

Fiscal 2010 was an outstanding year for our company as our employees executed on a series of operational improvements, product innovations and new market developments. Our focus helped K&S deliver impressive financial results, and allowed us to continue making longer term investments in product development and in cost reduction activities throughout the semiconductor cycle. This year, we earned $142.1 million of income, redeemed $49.0 million of bonds, and ended fiscal 2010 with $181.3 million of cash & equivalents.

Customer order levels improved this year led by a rebound in IC unit demand. We were positioned to benefit due to our technological leadership, strategic product offerings and flexible manufacturing model, which allowed us to take advantage of new opportunities while further improving operational efficiency. These significant accomplishments would not have been possible without the outstanding execution of the entire global K&S team. Looking forward, we remain focused on consistently improving our operational excellence, leveraging our technical leadership and taking full advantage of new market opportunities.

Over the past year, we have made several long-term operational improvements. Early in the year, we streamlined our expendable tools production by moving most of our production from Yokneam, Israel to our lower cost facility in Suzhou, China. Later in the year, we expanded the sub-assembly manufacturing capabilities and capacity of our new equipment manufacturing facility in Kuala Lumpur, Malaysia. We are also in the midst of transitioning our wedge bonder products manufacturing from California to Asia, and expect this, when completed in the early part of 2011, will further improve our cost structure for these products. Additionally, we continued with our company's strategic decision to move our corporate headquarters from the United States to our manufacturing facility in Singapore to be closer to our factories, customers, suppliers and other strategic partners. These necessary operational changes will continue to help us improve our overall competitiveness and position us well in the market place.

We continually strive for operational improvements and remain focused on enhancing our product offerings through technical leadership. This leadership provides us an advantage when pursuing new and existing market opportunities. The industry has demonstrated that copper wire bonding is a feasible alternative to gold, and in 2010 we saw powerful demand for our ground-breaking copper capable products. Initially, our copper solution was offered as an add-on kit for our customers' new and existing bonders; however, we recently announced improved capabilities through the introduction of the world's most efficient dedicated copper bonding solution, the IConn^PS^ ProCu™ coupled with our new CuPRA 3G™ capillary. The IConn^PS^ ProCu and CuPRA 3G expand upon decades of embedded bonding capabilities through the addition of specialized process controls specifically adapted for copper wire. We intend to continually build on our technical advantages and maintain our commanding position in copper.



In addition to creating new market opportunities in copper, our LED market position has grown. The IConn^PS^ family of LED wire bonders, introduced in March 2009, offers the industry customized solutions for the growing LED market. We are well positioned to participate in this exciting market's ongoing growth.

Our wedge bonding products have provided access to a larger market than provided by traditional wire bonding. Our wedge bonding products are predominantly used in power management devices for wireless, automotive and alternative energy applications. As the necessity for power efficiency continues, this market presents strong growth opportunities.

Finally, our expendable tools division not only broadens our product portfolio, it generates consistent cross-cyclical and recurring earnings that support our fixed expenses. Furthermore, cross divisional collaboration between our equipment and expendable tools divisions provides a unique perspective on solving new industry challenges.

In summary, our goals remain the same: develop and deliver the best equipment and supporting consumables in the industry and continue to focus our efforts on improving operating performance and maximizing shareholder value. While we understand the cyclical nature of our business, we believe the opportunities in front of us are far greater than at any other point in the Company's history. We are all focused on bringing to market the best technology solutions for our customers while, at the same time, improving our business and operational models.

Sincerely,



Bruno Guilmart
President & Chief Executive Officer

## Selected Financial Highlights
**(Continuing Operations Only)**

| Fiscal year | 2010 | 2009 * | 2008 * | 2007 * | 2006 |
|---|---|---|---|---|---|
| *(in thousands, except per share amounts)* | | | | | |
| **Statement of Operations Data:** | | | | | |
| Net revenue | $ 762,784 | $ 225,240 | $ 328,050 | $ 370,526 | $ 380,296 |
| Research and development expense | 56,660 | 53,483 | 59,917 | 49,085 | 36,290 |
| Interest income (expense), net | (7,930) | (7,082) | (3,869) | 2,346 | 795 |
| Income (loss) from continuing operations after tax | $ 142,142 | $ (63,612) | $ (24,721) | $ 17,212 | $ 61,534 |
| Income (loss) per share from continuing operations, Basic | $ 2.01 | $ (1.02) | $ (0.46) | $ 0.31 | $ 1.12 |
| Income (loss) per share from continuing operations, Diluted | $ 1.92 | $ (1.02) | $ (0.46) | $ 0.27 | $ 0.91 |
| **Balance Sheet Data:** | | | | | |
| Working capital excluding discontinued operations | $ 347,560 | $ 172,401 | $ 165,543 | $ 219,755 | $ 156,237 |
| Property, plant and equipment, net | 30,059 | 36,046 | 36,900 | 34,108 | 23,471 |
| Total assets excluding discontinued operations | 580,169 | 412,635 | 335,614 | 383,779 | 261,109 |
| Long-term debt | 98,475 | 92,217 | 151,415 | 222,446 | 195,000 |
| Shareholders' equity | $ 322,480 | $ 170,803 | $ 125,396 | $ 111,286 | $ 79,306 |
| **Other Selected Data:** | | | | | |
| Capital expenditures | $ 6,271 | $ 5,263 | $ 7,851 | $ 5,573 | $ 8,610 |
| Depreciation and amortization expense | $ 17,531 | $ 21,225 | $ 7,563 | $ 9,654 | $ 8,281 |
| **Return on Invested Capital **** | 47.7% | -19.6% | -5.4% | 16.1% | 63.9% |

Notes:

The financial data presented above should be read in conjunction with the consolidated financial statements, related notes, and other financial information included and incorporated by reference herein. See Item 7. "Management's Analysis of Financial Condition and Results of Operations" and Item 8. "Financial Statements and Supplementary Data" of our Annual Report on Form 10-K for the fiscal year ended October 2, 2010 included herein.

In addition to historical information, this report, including the chief executive officer's letter to shareholders on the previous page, contains statements relating to future events or our future results. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor provisions created by these statutes. See Item 1A. "Risk Factors" and Item 7. "Management's Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended October 2, 2010 for a discussion of important factors that could cause actual results to differ significantly from those expressed or implied by forward-looking statements contained in this report.

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options* .

** The Company defines Return On Invested Capital ("ROIC") as Operating Income (Loss) divided by adjusted net Invested Capital. All amounts represent continuing operations only. Net Invested Capital is defined as Total Assets less Current Liabilities. We believe ROIC is a useful measure in providing investors with information regarding our performance. ROIC is a widely accepted measure of earning efficiency in relation to capital employed. We believe that increasing the return on capital employed, as measured by ROIC, is an effective way to sustain and increase shareholder value. Reconciliation to the most comparable U.S. GAAP measurements are shown on the following page of this report.

## Reconciliation of Return on Invested Capital

**(Continuing Operations Only)**

| **Fiscal year** | | **2010** | 2009 * | 2008 * | 2007 * | 2006 |
|---|---|---|---|---|---|---|
| *(Dollar amounts in thousands)* | | | | | | |
| **Numerator:** | | | | | | |
| Income (loss) from operations | | **$ 148,035** | $ (73,524) | $ (24,632) | $ 17,512 | $ 64,767 |
| Add: Depreciation / Amortization | | **17,531** | 21,225 | 7,563 | 9,654 | 8,281 |
| Less: Gain on sale of assets | | **-** | - | - | - | 4,544 |
| Less: Correction of prior years | | **-** | - | - | - | 4,301 |
| Add: U.S. pension plan termination | | **-** | - | 9,152 | - | - |
| Adjusted income (loss) from operations | (a) | **$ 165,566** | $ (52,299) | $ (7,917) | $ 27,166 | $ 64,203 |
| **Denominator:** | | | | | | |
| Balance Sheet Data: | | | | | | |
| Cash, cash equivalents and investments | | **$ 181,334** | $ 144,841 | $ 186,081 | $ 169,910 | $ 157,283 |
| Non-cash assets | | **398,835** | 267,794 | 149,533 | 213,869 | 103,826 |
| Total Assets | | **580,169** | 412,635 | 335,614 | 383,779 | 261,109 |
| Less: Current liabilities | | **125,130** | 123,060 | 125,264 | 120,249 | 78,292 |
| Add: Current portion of long-term debt | | **-** | 48,964 | 72,412 | - | - |
| Net invested capital | | **455,039** | 338,539 | 282,762 | 263,530 | 182,817 |
| Less: Cash exceeding $75.0 million | | **106,334** | 69,841 | 111,081 | 94,910 | 82,283 |
| Less: Liability for uncertain tax provisions | | **1,968** | 1,699 | 24,002 | - | - |
| Adjusted net invested capital | (b) | **$ 346,737** | $ 266,999 | $ 147,679 | $ 168,620 | $ 100,534 |
| **Return on Invested Capital** | (a) / (b) | **47.7%** | -19.6% | -5.4% | 16.1% | 63.9% |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options*.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 2, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________.

Commission file number 0-121

# KULICKE AND SOFFA INDUSTRIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

| PENNSYLVANIA | 23-1498399 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |
| 6 Serangoon North Avenue 5 #03-16 Singapore | 554910 |
| (Address of principal executive offices) | (Zip Code) |

(215) 784-6000
(Registrants telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:

**COMMON STOCK, WITHOUT PAR VALUE**
(Title of each class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of April 2, 2010, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $507.8 million based on the closing sale price as reported on The NASDAQ Global Market (Reference is made to Part II, Item 5 herein for a statement of assumptions upon which this calculation is based).

As of December 5, 2010 there were 70,984,802 shares of the registrant's common stock, without par value, outstanding.

**Documents Incorporated by Reference**

Portions of the registrant's Proxy Statement for the 2011 Annual Meeting of Shareholders to be filed on or about December 30, 2010 are incorporated by reference into Part II, Item 5 and Part III, Items 10, 11, 12, 13 and 14 herein of this Report. Such Proxy Statement, except for the parts therein which have been specifically incorporated by reference, shall not be deemed "filed" for the purposes of this Report on Form 10-K.

[This page intentionally left blank.]

**KULICKE AND SOFFA INDUSTRIES, INC.**
**2010 Annual Report on Form 10-K**

## Table of Contents


| | | Page |
|---|---|---|
| | **Part I** | |
| Item 1. | Business | 1 |
| Item 1A. | Risks Related to Our Business and Industry | 11 |
| Item 1B. | Unresolved Staff Comments | 20 |
| Item 2. | Properties | 20 |
| Item 3. | Legal Proceedings | 20 |
| Item 4. | [Removed and Reserved] | 20 |
| | **Part II** | |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 21 |
| Item 6. | Selected Consolidated Financial Data | 22 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 24 |
| Item 7A. | Quantitative and Qualitative Disclosures about Market Risk | 50 |
| Item 8. | Financial Statements and Supplementary Data | 50 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 85 |
| Item 9A. | Controls and Procedures | 85 |
| Item 9B. | Other Information | 85 |
| | **Part III** | |
| Item 10. | Directors, Executive Officers and Corporate Governance | 86 |
| Item 11. | Executive Compensation | 86 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 86 |
| Item 13. | Certain Relationships and Related Transactions and Director Independence | 87 |
| Item 14. | Principal Accounting Fees and Services | 87 |
| | **Part IV** | |
| Item 15. | Exhibits and Financial Statement Schedules | 88 |
| Signatures | | 94 |

## PART I

### Forward-Looking Statements

*In addition to historical information, this filing contains statements relating to future events or our future results. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the safe harbor provisions created by statute. Such forward-looking statements include, but are not limited to, statements that relate to our future revenue, cost reductions, operational flexibility, product development, demand forecasts, competitiveness, operating expenses, cash flows, profitability, gross margins, and benefits expected as a result of (among other factors):*

- *projected growth rates in the overall semiconductor industry, the semiconductor assembly equipment market, and the market for semiconductor packaging materials; and*
- *projected demand for ball, wedge and die bonder equipment and for expendable tools.*

*Generally, words such as "may," "will," "should," "could," "anticipate," "expect," "intend," "estimate," "plan," "continue," "goal" and "believe," or the negative of or other variations on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this filing. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.*

*Forward-looking statements are based on current expectations and involve risks and uncertainties. Our future results could differ significantly from those expressed or implied by our forward-looking statements. These risks and uncertainties include, without limitation, those described below and under the heading "Risk Factors" within this Annual Report on Form 10-K for the fiscal year ended October 2, 2010 and our other reports and registration statements filed from time to time with the Securities and Exchange Commission. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes included in this report, as well as our audited financial statements included in this Annual Report.*

*We operate in a rapidly changing and competitive environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. Future events and actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements, which speak only as of the date on which they were made. Except as required by law, we assume no obligation to update or revise any forward-looking statement to reflect actual results or changes in, or additions to, the factors affecting such forward-looking statements. Given those risks and uncertainties, investors should not place undue reliance on forward-looking statements as predictions of actual results.*

### Item 1. BUSINESS

**Unless otherwise indicated, the amounts and discussion contained in this Form 10-K relate to continuing operations only and accordingly do not include amounts attributable to our Wire business, which we sold on September 29, 2008.**

Kulicke and Soffa Industries, Inc. (the "Company" or "K&S") designs, manufactures and sells capital equipment and expendable tools used to assemble semiconductor devices, including integrated circuits ("IC"), high and low powered discrete devices, light-emitting diodes ("LEDs"), and power modules. We also service, maintain, repair and upgrade our equipment. Our customers primarily consist of semiconductor device manufacturers, outsourced semiconductor assembly and test providers ("OSAT"), other electronics manufacturers and automotive electronics suppliers.

We operate two main business segments, Equipment and Expendable Tools. Our goal is to be the technology leader and the lowest cost supplier in each of our major product lines. Accordingly, we invest in research and engineering projects intended to enhance our position at the leading edge of semiconductor assembly technology. We also remain focused on our cost structure, through consolidating operations, moving manufacturing to Asia, moving our supply chain to lower cost suppliers and designing higher performing, lower cost equipment. Cost reduction efforts are an important part of our normal ongoing operations, and are expected to generate savings without compromising overall product quality and service levels.

On October 3, 2008, we completed the acquisition of substantially all of the assets and assumption of certain liabilities of Orthodyne Electronics Corporation ("Orthodyne"). In connection with the Orthodyne acquisition, we issued 7.1 million common shares with an estimated value on that date of $46.2 million and paid $87.0 million in cash including capitalized acquisition costs. The Orthodyne wedge bonding business is the leading supplier of both heavy wire wedge bonders and wedges (the expendable tools used in wedge bonding) for the power semiconductor and hybrid module markets.

On September 29, 2008, we completed the sale of our Wire business for net proceeds of $149.9 million to W.C. Heraeus GmbH ("Heraeus"). The financial results of the Wire business have been included in discontinued operations in the consolidated financial statements for all periods presented.

K&S was incorporated in Pennsylvania in 1956. Our principal offices are located at 6 Serangoon North Avenue 5, #03-16, Singapore 554910 and our telephone number in the United States is (215) 784-6000. We maintain a website with the address *www.kns.com*. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing. We make available free of charge (other than an investor's own Internet access charges) on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports, as soon as reasonably practicable after the material is electronically filed with or otherwise furnished to the Securities and Exchange Commission ("SEC"). Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are also available on the SEC website at *www.sec.gov* and at the SEC's Public Reference Room at 100 F Street NE Washington DC 20549.

Our year end for fiscal 2010, 2009 and 2008 was October 2, 2010, October 3, 2009, and September 27, 2008, respectively.

**Business Environment**

The semiconductor business environment is highly volatile, driven by both internal cyclical dynamics as well as macroeconomic forces. Over the long term, semiconductor consumption has historically grown, and is forecast to continue to grow. This growth is driven, in part, by regular advances in device performance and by price declines that result from improvements in manufacturing technology. In order to exploit these trends, semiconductor manufacturers, both integrated device manufacturers ("IDMs") and OSATs, periodically aggressively invest in latest generation capital equipment. This buying pattern often leads to periods of excess supply and reduced capital spending — the so called semiconductor cycle. Macroeconomic factors also affect the industry, primarily through their effect on business and consumer demand for electronic devices, as well as other products that have significant electronic content such as automobiles, white goods, and telecommunication equipment.

Our Equipment segment reflects the industry's cyclical dynamics and is therefore also highly volatile. The financial performance of this segment is affected, both positively and negatively, by semiconductor manufacturers' expectations of capacity requirements and their plans for upgrading their production capabilities. Volatility of this segment is further influenced by the relative mix of IDM and OSAT customers in any period, since changes in the mix of sales to IDMs and OSATs can affect our products' average selling prices and gross margins due to differences in volume purchases and machine configurations required by each type of customer.

Our Expendable Tools segment is less volatile than our Equipment segment, since sales of expendable tools are directly tied to semiconductor unit consumption rather than their expected growth rate.

Though the semiconductor industry's cycle can be independent of the general economy, global economic conditions may have a direct impact on demand for semiconductor units and ultimately demand for semiconductor capital equipment and expendable tools. Business conditions in the semiconductor industry improved significantly during fiscal 2010 after a dramatic deterioration in the global economy and a corresponding reduction in semiconductor production activity during fiscal 2009. We expect overall demand to be lower during the first quarter of fiscal 2011 as compared to the fourth quarter of fiscal 2010. Our visibility into future demand beyond that is generally limited and forecasting is difficult. There can be no assurances regarding levels of demand for our products and we believe historic industry-wide volatility will persist.

To mitigate possible negative effects of this industry-wide volatility on our financial position, we have de-leveraged and strengthened our balance sheet. During fiscal 2010, we reduced our debt by $49.0 million, and ended fiscal 2010 with cash and investments totaling $181.3 million. As of October 2, 2010, our total cash, cash equivalents and investments exceeded the face value of our total debt by $71.3 million. We believe a strong cash position allows us to continue making longer term investments in product development and in cost reduction activities throughout the semiconductor cycle.

**Technology Leadership**

We compete largely by offering our customers the most advanced equipment and expendable tools available for the wire, wedge and die bonding processes. Our equipment is typically the most productive, has the highest levels of process capability, and as a result, has the lowest cost of ownership available in their respective markets. Our expendable tools are designed to optimize the performance of the equipment in which they are used. We believe our technology leadership contributes to the leading market share positions of our various wire bonder and expendable tools products. To maintain our competitive advantage, we invest in product development activities to produce a stream of improvements to existing products and to deliver next-generation products. These investments often focus as much on improvements in the semiconductor assembly process as on specific pieces of assembly equipment or expendable tools. In order to generate these improvements, we often work in close collaboration with customers, end users, and other industry members. In addition to producing technical advances, these collaborative development efforts strengthen customer relationships and enhance our reputation as a technology leader and solutions provider.

K&S's leadership in the industry's use of copper wire, instead of gold, for the wire bonding process is an example of the benefits of collaborative efforts. By working with customers, material suppliers, and suppliers of equipment used around the wire bonding process, we have developed a series of robust, high yielding production processes that have made copper wire commercially viable, significantly reducing the cost of assembling an integrated circuit. Many of our customers started large scale conversion of their output to copper wire in fiscal 2010. We expect this conversion process to continue throughout the industry for the next several years, potentially driving a significant wire bonder replacement cycle as we believe much of the industries' installed base is not suitable for copper bonding. Based on our industry leading copper bonding processes, we believe the market share for wire bonders configured for copper wire is much higher than our already leading market share for ball bonders in general.

We also maintain the technology leadership of our equipment by optimizing variants of our products to serve high growth niche markets. For example, over the last two years we have developed extensions of our main ball bonding platforms to address opportunities in LED assembly. We estimate the LED device market to be driven by the adoption of LED backlights for flat-screen displays as well as other LED applications in general lighting. In fiscal 2009, we launched two products optimized for these applications. These products represent our first product offerings specifically aimed at this high growth market, and since their introduction we have captured significant market share.

Another example of our developing equipment for high growth niche markets is our AT Premier. This machine utilizes a modified wire bonding process to mechanically place bumps on devices, while still in a wafer format, for variants of the flip chip assembly process. Typical applications include complimentary metal-oxide semiconductor ("CMOS") image sensors, surface acoustical wave ("SAW") filters and high brightness LEDs.

Our focus on technology leadership also extends to die bonding. We offer a new die bonding platform, our state of the art iStack$^{PS}$ die bonder for advanced stacked die applications. iStack$^{PS}$ offers best-in-class throughput and accuracy, and we believe iStack$^{PS}$ is positioned to lead the market for its targeted applications.

We bring the same technology focus to our expendable tools business, driving tool design and manufacturing technology to optimize the performance and process capability of the equipment in which our tools are used. For all our equipment products, expendable tools are an integral part of their process capability. We believe our unique ability to simultaneously develop both equipment and tools is one of the reasons for our technology leadership position.

## Products and Services

We supply a range of bonding equipment and expendable tools. The following table reflects net revenue by business segment for fiscal 2010, 2009 and 2008:

| *(dollar amounts in thousands)* | Fiscal 2010 | % of Fiscal 2010 Net Revenue | Fiscal 2009 | % of Fiscal 2009 Net Revenue | Fiscal 2008 | % of Fiscal 2008 Net Revenue |
|---|---|---|---|---|---|---|
| Equipment | $691,988 | 90.7% | $170,536 | 75.7% | $271,019 | 82.6% |
| Expendable Tools | 70,796 | 9.3% | 54,704 | 24.3% | 57,031 | 17.4% |
| Total | $762,784 | 100.0% | $225,240 | 100.0% | $328,050 | 100.0% |

See Note 12 to our Consolidated Financial Statements included in Item 8 of this report for our financial results by business segment.

## Equipment Segment

We manufacture and sell a line of ball bonders, heavy wire wedge bonders, stud bumpers, and die bonders that are sold to semiconductor device manufacturers, OSATs, other electronics manufacturers and automotive electronics suppliers. Ball bonders are used to connect very fine wires, typically made of gold or copper, between the bond pads of the semiconductor device, or die, and the leads on its package. Wedge bonders use either aluminum wire or ribbon to perform the same function in packages that cannot use gold or copper wire because of either high electrical current requirements or other package reliability issues. Stud bumpers mechanically apply bumps to die, typically while still in the wafer format, for some variants of the flip chip assembly process. Die bonders are used to attach a die to the substrate or lead frame which will house the semiconductor device. We believe our equipment offers competitive advantages by providing customers with high productivity/throughput, superior package quality/process control, and as a result, a lower cost of ownership.

Our principal Equipment segment products include:

| Business Unit | Product Name | Typical Served Market |
|---|---|---|
| Ball bonders | IConn$^{PS}$ | Advanced and ultra fine pitch applications using either gold or copper wire |
| | IConn$^{PS}$ ProCu | Advanced copper wire applications demanding high productivity |
| | IConn$^{PS}$ LA | Large area applications |
| | ConnX$^{PS}$ | Cost performance, low pin count applications using either gold or copper wire |
| | ConnX$^{PS}$ LED | LED applications |
| | ConnX$^{PS}$ VLED | Vertical LED applications |
| | ConnX$^{PS}$ LA | Large area applications |
| | AT Premier | Stud bumping applications (high brightness LED and image sensor) |
| Wedge bonders | 3600Plus | Power hybrid and automotive modules using either aluminum wire or ribbon |
| | 7200Plus | Power semiconductors using either aluminum wire or ribbon |
| | 7200HD | Smaller power packages using either aluminum wire or ribbon |
| | 7600HD | Power semiconductors including smaller power packages using either aluminum wire or ribbon |
| Die bonder | iStack$^{PS}$ | Advanced stacked die and ball grid array applications |

### *Ball Bonders*

Automatic ball bonders represent the largest portion of our semiconductor equipment business. Our main product platform for ball bonding is the *Power Series* ("$^{PS}$") — a family of assembly equipment that is setting new standards for performance, productivity, upgradeability, and ease of use. Our Power Series consists of our IConn$^{PS}$ high-performance ball bonders, and our ConnX$^{PS}$ cost-performance ball bonders, both of which can be configured for either gold or copper wire. In addition, targeted specifically at the fast growing LED market, the Power Series includes our ConnX$^{PS}$ LED and our ConnX$^{PS}$ VLED. Targeted for large area applications, the Power Series includes our IConn$^{PS}$ LA and ConnX$^{PS}$ LA. In November 2010, we introduced the IConn$^{PS}$ ProCu which offers a significant new level of capability for customers transitioning from gold to copper wire bonding.

Our Power Series products have advanced industry performance standards. Our ball bonders are capable of performing very fine pitch bonding, as well as creating the sophisticated wire loop shapes needed in the assembly of advanced semiconductor packages. Our ball bonders can also be converted for use to copper applications through kits we sell separately, a capability that is increasingly important as bonding with copper continues to grow as an alternative to gold.

### *Heavy Wire Wedge Bonders*

We are the leaders in the design and manufacture of heavy wire wedge bonders for the power semiconductor and automotive power module markets. Wedge bonders may use either aluminum wire or aluminum ribbon to connect semiconductor chips in power packages, power hybrids and automotive modules for products such as motor control modules or inverters for hybrid cars. In addition, we see some potential use for our wedge bonder products in select solar applications.

Our portfolio of wedge bonding products includes:

- The 3600Plus: high speed, high accuracy wire bonders designed for power modules, automotive packages and other large wire multi-chip module applications.
- The 7200Plus: dual head wedge bonder designed specifically for power semiconductor applications.
- The 7200HD: wedge bonder designed for smaller power packages using either aluminum wire or ribbon.
- The 7600HD: wedge bonder targeted for small power packages.

While wedge bonding traditionally utilized aluminum wire, all of our wedge bonders are also available modified to bond aluminum ribbon using our proprietary PowerRibbon® process. Ribbon offers device makers performance advantages over traditional round wire and is being increasingly used for high current packages and automotive applications.

### *Die Bonders*

Our die bonder, the iStack$^{PS}$, was launched in March of 2009 and focuses on stacked die applications for both memory and subcontract assembly customers.

iStack$^{PS}$ is targeted at stacked die and high end ball grid array ("BGA") applications. In these applications, we expect up to 40% productivity increases compared to current generation machines. In addition, iStack$^{PS}$ has demonstrated superior accuracy and process control.

### *Other Equipment Products and Services*

We also sell manual wire bonders, and we offer spare parts, equipment repair, training services, and upgrades for our equipment through our Support Services business unit.

### Expendable Tools Segment

We manufacture and sell a variety of expendable tools for a broad range of semiconductor packaging applications. Our principal Expendable Tools segment products include:

- Capillaries: expendable tools used in ball bonders. Made of ceramic, a capillary guides the wire during the ball bonding process. Its features help control the bonding process. We design and build capillaries suitable for a broad range of applications, including for use on our competitors' equipment. In addition, our capillaries are used with both gold and copper wire.
- Bonding wedges: expendable tools used in wedge bonders. Like capillaries, their specific features are tailored to specific applications. We design and build bonding wedges for use both in our own equipment and in our competitors' equipment.
- Saw blades: expendable tools used by semiconductor manufacturers to cut silicon wafers into individual semiconductor die and to cut semiconductor devices that have been molded in a matrix configuration into individual units.

### Customers

Our major customers include IDMs and OSAT companies, industrial manufacturers and automotive electronics suppliers. Revenue from our customers may vary significantly from year-to-year based on their capital investments, operating expense budgets, and overall industry trends.

The following table reflects our top ten customers, based on net revenue, for each of the last three fiscal years:

| Fiscal 2010 | Fiscal 2009 | Fiscal 2008 |
|---|---|---|
| 1. Advance Semiconductor Engineering* | 1. Advance Semiconductor Engineering* | 1. Advance Semiconductor Engineering* |
| 2. Siliconware Precision Industries, Ltd.* | 2. Amkor Technology, Inc. | 2. Amkor Technology, Inc. |
| 3. Haoseng Industrial Co., Ltd.** | 3. Siliconware Precision Industries, Ltd. | 3. Siliconware Precision Industries, Ltd. |
| 4. Amkor Technology, Inc. | 4. Haoseng Industrial Co., Ltd.** | 4. Haoseng Industrial Co., Ltd.** |
| 5. Texas Instruments, Inc. | 5. Texas Instruments, Inc. | 5. Texas Instruments, Inc. |
| 6. United Test And Assembly Center | 6. First Technology China, Ltd.** | 6. First Technology China, Ltd.** |
| 7. First Technology China, Ltd.** | 7. Techno Alpha Co.** | 7. Techno Alpha Co.** |
| 8. ST Microelectronics | 8. ST Microelectronics | 8. ST Microelectronics |
| 9. HANA Micron | 9. Samsung | 9. Samsung |
| 10. Renesas Semiconductor | 10. Micron Technology Incorporated | 10. Micron Technology Incorporated |

* Represents more than 10% of net revenue for the applicable fiscal year.

** Distributor of our products.

Approximately 98.6%, 97.0%, and 95.6% and of our net revenue for fiscal 2010, 2009 and 2008, respectively, were for shipments to customer locations outside of the United States, primarily in the Asia/Pacific region, and we expect sales outside of the United States to continue to represent a substantial majority of our future net revenue.

See Note 12 to our Consolidated Financial Statements included in Item 8 of this report for sales to customers by geographic location.

## Sales and Customer Support

We believe long-term customer relationships are critical to our success, and comprehensive sales and customer support are an important means of establishing those relationships. To maintain these relationships, we utilize multiple distribution channels using either our own employees, manufacturers' representatives, distributors, or a combination of the three, depending on the product, region, or end-use application. In all cases, our goal is to position our sales and customer support resources near our customers' facilities so as to provide support for customers in their own language and consistent with local customs. Our sales and customer support resources are located primarily in Taiwan, China, Korea, Malaysia, the Philippines, Japan, Singapore, Thailand, the United States, and Germany. Supporting these local resources, we have technology centers offering additional process expertise in China, Singapore, Japan, Israel, the United States, and Switzerland.

By establishing relationships with semiconductor manufacturers, OSATs, and vertically integrated manufacturers of electronic systems, we gain insight into our customers' future semiconductor packaging strategies. These insights assist us in our efforts to develop products and processes that address our customers' future assembly requirements.

## Backlog

Because of the volatility of customer demand, customer changes in delivery schedules, or cancellations and potential delays in product shipments, our backlog as of any particular date may not be indicative of revenue for any succeeding period. Our backlog consists of customer orders that are scheduled for shipment within the next 12 months. A majority of our orders are subject to cancellation or deferral by our customers with limited or no penalties.

The following table reflects our backlog as of October 2, 2010 and October 3, 2009:

| | As of | |
|---|---|---|
| *(in thousands)* | **October 2, 2010** | **October 3, 2009** |
| Backlog | $252,459 | $42,181 |

## Manufacturing

We believe excellence in manufacturing can create a competitive advantage, both by producing at lower costs and by providing superior responsiveness to changes in customer demand. To achieve these goals, we manage our manufacturing operations through a single organization and believe that fewer, larger factories allow us to capture economies of scale and generate cost savings through lower manufacturing costs.

### *Equipment*

Our equipment manufacturing activities consist mainly of integrating outsourced parts and subassemblies and testing finished products to customer specifications. While we largely utilize an outsource model, allowing us to minimize our fixed costs and capital expenditures, for certain low-volume, high customization parts, we manufacture subassemblies ourselves. Just-in-time inventory management has reduced our manufacturing cycle times and lowered our on-hand inventory requirements.

Our ball bonder and die bonder manufacturing and assembly is performed at our facility in Singapore. In addition, we operate a subassembly manufacturing and supply management facility in Malaysia. During fiscal 2009, we announced plans to move manufacturing of wedge bonders from Irvine, California to Singapore. This transition is underway and is expected to be completed in 2011. When the transition from California to Singapore is complete, we will manufacture all of our equipment in Asia.

We have ISO 9001 certification for our equipment manufacturing facilities in Singapore, Irvine, California, and Switzerland (legacy model die bonders and spares manufacturing), and our subassembly manufacturing facility in Malaysia. In addition, we have ISO 14001 certifications for our equipment manufacturing facilities in Singapore and Irvine, California.

*Expendable Tools*

We manufacture saw blades and capillaries at our facility in Suzhou, China. The capillaries are made using blanks produced at our facility in Yokneam, Israel. We outsource the production of our bonding wedges. Both the Suzhou and Yokneam facilities are ISO 9001 and ISO 14001 certified.

**Research and Product Development**

Many of our customers generate technology roadmaps describing their projected packaging technology requirements. Our research and product development activities are focused on delivering robust production solutions to those projected requirements. We accomplish this by regularly introducing improved versions of existing products or by developing next-generation products. We follow this product development methodology in all our major product lines. Research and development expense was $56.7 million, $53.5 million, and $59.9 million during fiscal 2010, 2009 and 2008, respectively.

**Intellectual Property**

Where circumstances warrant, we apply for patents on inventions governing new products and processes developed as part of our ongoing research, engineering, and manufacturing activities. We currently hold a number of United States patents, many of which have foreign counterparts. We believe the duration of our patents often exceeds the life cycles of the technologies disclosed and claimed in the patents. Additionally, we believe much of our important technology resides in our trade secrets and proprietary software.

**Competition**

The market for semiconductor equipment and packaging materials products is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, speed/throughput, production yield, process control, delivery time and customer support, each of which contribute to lower the overall cost per package being manufactured. Our major equipment competitors include:

- Ball bonders: ASM Pacific Technology and Shinkawa
- Wedge bonders: F&K Delvotec, Hesse & Knipps and Cho-Onpa
- Die bonders: ASM Pacific Technology, BE Semiconductor Industries N.V., Hitachi, Shinkawa and Canon

Significant competitive factors in the semiconductor packaging materials industry include performance, price, delivery, product life, and quality. Our significant expendable tools competitors include:

- Capillaries: PECO and Small Precision Tools, Inc.
- Saw blades: Disco Corporation
- Bonding wedges: Small Precision Tools, Inc.

In each of the markets we serve, we face competition and the threat of competition from established competitors and potential new entrants, some of which may have greater financial, engineering, manufacturing, and marketing resources.

**Environmental Matters**

We are subject to various federal, state, local and foreign laws and regulations governing, among other things, the generation, storage, use, emission, discharge, transportation and disposal of hazardous materials and the health and safety of our employees. In addition, we are subject to environmental laws which may require investigation and cleanup of any contamination at facilities we own or operate or at third party waste disposal sites we use or have used.

We have in the past, and expect to in the future, incur costs to comply with environmental laws. We are not, however, currently aware of any material costs or liabilities relating to environmental matters, including any claims or actions under environmental laws or obligations to perform any cleanups at any of our facilities or any third party waste disposal sites, that we expect to have a material adverse effect on our business, financial condition or operating results. However, it is possible that material environmental costs or liabilities may arise in the future.

### Employees

As of October 2, 2010, we had approximately 2,250 regular full-time employees and 700 temporary workers worldwide.

### Executive Officers of the Company

The following table reflects certain information regarding our executive officers as of October 2, 2010. Our executive officers are appointed by, and serve at the discretion of, the Board of Directors.

| Name | Age | First Became an Officer (calendar year) | Position |
|---|---|---|---|
| Bruno Guilmart | 49 | 2010 | President and Chief Executive Officer |
| C. Scott Kulicke | 61 | 1980 | Retired, Chief Executive Officer |
| Christian Rheault | 45 | 2005 | Senior Vice President, Business Operations |
| Charles Salmons | 55 | 1992 | Senior Vice President, Engineering |
| Shay Torton | 49 | 2005 | Senior Vice President, Worldwide Operations |
| Ran Bareket | 44 | 2009 | Vice President and interim Principal Accounting Officer |
| Jason Livingston | 40 | 2009 | Former Vice President of Wedge Bonder business unit |
| Tek Chee ("TC") Mak | 56 | 2006 | Vice President, Worldwide Sales |
| Michael J. Morris | 41 | 2009 | Vice President and Chief Financial Officer |

*Bruno Guilmart* joined the Company as President and Chief Executive Officer ("CEO") and a member of the Company's Board of Directors on October 1, 2010. Mr. Guilmart is located at the Company's headquarters in Singapore. Before joining K&S, Mr. Guilmart was CEO of Lattice Semiconductor. Prior to joining Lattice in June 2008, Mr. Guilmart was CEO of Unisem group. Mr. Guilmart was, until his appointment with Unisem, President and CEO of Advanced Interconnect Technologies ("AIT"), a company acquired by Unisem in July 2007. Prior to AIT, Mr. Guilmart was senior vice president for worldwide sales and marketing at Chartered Semiconductor Manufacturing. Mr. Guilmart holds a Master's degree in Electronics and Business Management and a Bachelor degree in Electrical Engineering from the Paris XI Institute of Technology in France.

*C. Scott Kulicke* served as Chief Executive Officer and a member of the Company's Board of Directors from 1980 until his retirement on October 9, 2010. In addition, he served as Chairman of the Board of Directors from 1984 until May 2010.

*Christian Rheault* was appointed Senior Vice President, Business Operations in November 2010 after serving as Senior Vice President, Marketing since November 2007. In addition, Mr. Rheault served as Vice President, Equipment segment during 2006. Prior to that time, he served as Vice President and General Manager of our Ball Bonder Business Unit and Director of Strategic Marketing and Vice President, General Manager of the Microelectronics Business Unit. Mr. Rheault holds an Electrical Engineering degree from Laval University, Canada and a DSA (Business Administration Diploma) from Sherbrooke University, Canada.

*Charles Salmons* has served as Senior Vice President, Engineering since March 2008, after serving as Senior Vice President, Acquisition Integration (September 2006 – March 2008), Senior Vice President, Wafer Test (November 2004 – September 2006), Senior Vice President, Product Development (September 2002 – November 2004), Senior Vice President Operations (1999 to 2004), General Manager, Ball Bonder operations (1998 – 1999), and Vice President of Operations (1994 – 1998). Mr. Salmons holds a Bachelor of Arts degree in Economics from Temple University and a Master of Business Administration degree from LaSalle University.

*Shay Torton* has served as Senior Vice President, Worldwide Operations since 2009 after serving as Vice President, Worldwide Operations and Supply Chain (2005 – 2009), Vice President, China Operations and K&S Suzhou General Manager (2002 – 2005), Vice President and General Manager, Materials Business Unit (2001 – 2002), K&S Bonding Wire Business Unit Managing Director-Singapore (1997) and General Manager, K&S Bonding Wire-U.S. (1996). Mr. Torton holds a Bachelor of Science degree in Industrial Engineering and Management from the Israel Institute of Technology.

*Ran Bareket* was appointed interim Principal Accounting Officer in July 2009. Prior to this appointment, Mr. Bareket served as our Vice President and Corporate Controller since July 2006. In addition, he served as Vice President of Financial Operations and Director of Worldwide Financial Operations since 2005. In connection with the relocation of the Company's headquarters from the U.S. to Singapore, the Corporate Controller position will be transitioned to Singapore and Mr. Bareket is expected to leave the Company on January 1, 2011. Mr. Bareket holds a Bachelor of Arts degree in Accounting/Management from Tel Aviv Management College in Israel and a Master of Business Administration from Pennsylvania State University.

*Jason Livingston* served as Vice President of the K&S Wedge Bonder business unit from October 2009 until his resignation on October 31, 2010, after serving as Vice President of Finance for the Wedge Bonding Business Unit. Mr. Livingston joined K&S through the acquisition of Orthodyne Electronics, where he served as Chief Financial Officer since April 1998. Prior to joining Orthodyne Electronics, Mr. Livingston was with McGladrey & Pullen, LLP. Mr. Livingston is a CPA and holds a Bachelor of Arts degree in Accounting from California State University.

*Tek Chee ("TC") Mak* has served as Vice President of Worldwide Sales since September 2006 after serving as Vice President of Sales for the Equipment and Expendable Tools businesses since November 2004. Prior to that time, he served as Vice President of Asia Sales since February 2001. Mr. Mak holds a Higher Diploma of Electronic Engineering from Hong Kong Polytechnic University.

*Michael J. Morris* has served as Vice President and Chief Financial Officer ("CFO") since August 2009. In connection with the relocation of the Company's headquarters from the U.S. to Singapore, the CFO position will be transitioned to Singapore and Mr. Morris is expected to leave the Company on January 21, 2011. Mr. Morris previously served as Vice President of Finance and Treasurer. Before joining K&S in October 2006, Mr. Morris was Assistant Treasurer at Constellation Energy Group. Prior to joining Constellation in 2005, Mr. Morris held various positions of increasing responsibility at the Treasurer's Office of General Motors. Mr. Morris holds a Bachelor of Arts degree in Economics from the University of Pennsylvania and a Master of Business Administration from the University of Michigan.

## Item 1A. RISKS RELATED TO OUR BUSINESS AND INDUSTRY

***Our operating results and financial condition are adversely impacted by volatile worldwide economic conditions.***

Though the semiconductor industry's cycle can be independent of the general economy, global economic conditions may have direct impact on demand for semiconductor units and ultimately demand for semiconductor capital equipment and expendable tools. Accordingly, our business and financial performance is impacted, both positively and negatively, by fluctuations in the macroeconomic environment. During the first half of fiscal 2009, we saw a dramatic deterioration in the global economy and a corresponding reduction in semiconductor production activity; however, business conditions in the semiconductor industry began to improve by the end of fiscal 2009 and continued to accelerate through most of fiscal 2010. We expect demand to soften, at least in early fiscal 2011. Our visibility into future demand beyond that is generally limited and forecasting is difficult. There can be no assurances regarding levels of demand for our products and we believe historic industry-wide volatility will persist.

***The semiconductor industry is volatile with sharp periodic downturns and slowdowns. Cyclical industry downturns are made worse by volatile global economic conditions.***

Our operating results are significantly affected by the capital expenditures of semiconductor manufacturers, both IDMs and OSATs. Expenditures by our customers depend on the current and anticipated market demand for semiconductors and products that use semiconductors, including personal computers, telecommunications equipment, consumer electronics and automotive goods. Significant downturns in the market for semiconductor devices or in general economic conditions reduce demand for our products and materially and adversely affect our business, financial condition and operating results.

The semiconductor industry is volatile, with periods of rapid growth followed by industry-wide retrenchment. These periodic downturns and slowdowns have adversely affected our business, financial condition and operating results. Downturns have been characterized by, among other things, diminished product demand, excess production capacity, and accelerated erosion of selling prices. Historically these downturns have severely and negatively affected the industry's demand for capital equipment, including assembly equipment and, to a lesser extent, expendable tools. There can be no assurances regarding levels of demand for our products. In any case, we believe the historical volatility of our business, both upward and downward, will persist.

***We may experience increasing price pressure.***

Typically our average selling prices have declined over time. We seek to offset this decline by continually reducing our cost structure by consolidating operations in lower cost areas, reducing other operating costs, and by pursuing product strategies focused on product performance and customer service. These efforts may not be able to fully offset price declines; therefore, our financial condition and operating results may be materially and adversely affected.

***Our quarterly operating results fluctuate significantly and may continue to do so in the future.***

In the past, our quarterly operating results have fluctuated significantly. We expect quarterly results will continue to fluctuate. Although these fluctuations are partly due to the volatile nature of the semiconductor industry, they also reflect other factors, many of which are outside of our control.

Some of the factors that may cause our net revenue and operating margins to fluctuate significantly from period to period are:

- market downturns;
- the mix of products we sell because, for example:
  - certain lines of equipment within our business segments are more profitable than others; and
  - some sales arrangements have higher gross margins than others;

- cancelled or deferred orders;
- competitive pricing pressures may force us to reduce prices;
- higher than anticipated costs of development or production of new equipment models;
- the availability and cost of the components for our products;
- delays in the development and manufacture of our new products and upgraded versions of our products and market acceptance of these products when introduced;
- customers' delay in purchasing our products due to anticipation that we or our competitors may introduce new or upgraded products; and
- our competitors' introduction of new products.

Many of our expenses, such as research and development, selling, general and administrative expenses, and interest expense, do not vary directly with our net revenue. Our research and development efforts include long-term projects lasting a year or more, which require significant investments. In order to realize the benefits of these projects, we believe that we must continue to fund them during periods when our revenue has declined. As a result, a decline in our net revenue would adversely affect our operating results as we continue to make these expenditures. In addition, if we were to incur additional expenses in a quarter in which we did not experience comparable increased net revenue, our operating results would decline. In a downturn, we may have excess inventory, which could be written off. Some of the other factors that may cause our expenses to fluctuate from period-to-period include:

- timing and extent of our research and development efforts;
- severance, restructuring, and other costs of relocating facilities;
- inventory write-offs due to obsolescence; and
- an increase in the cost of labor or materials.

Because our net revenue and operating results are volatile and difficult to predict, we believe consecutive period-to-period comparisons of our operating results may not be a good indication of our future performance.

***We may not be able to rapidly develop, manufacture and gain market acceptance of new and enhanced products required to maintain or expand our business.***

We believe our continued success depends on our ability to continuously develop and manufacture new products and product enhancements on a timely and cost-effective basis. We must introduce these products and product enhancements into the market in a timely manner in response to customers' demands for higher performance assembly equipment and leading-edge materials customized to address rapid technological advances in integrated circuits, and capital equipment designs. Our competitors may develop new products or enhancements to their products that offer improved performance and features, or lower prices which may render our products less competitive. The development and commercialization of new products requires significant capital expenditures over an extended period of time, and some products we seek to develop may never become profitable. In addition, we may not be able to develop and introduce products incorporating new technologies in a timely manner that will satisfy our customers' future needs or achieve market acceptance.

***Substantially all of our sales and manufacturing operations are located outside of the United States, and we rely on independent foreign distribution channels for certain product lines; all of which subject us to risks, including risks from changes in trade regulations, currency fluctuations, political instability and war.***

Approximately 98.6%, 97.0%, and 95.6% of our net revenue for fiscal 2010, 2009 and 2008, respectively, were for shipments to customers located outside of the United States, primarily in the Asia/Pacific region. Our future performance will depend on our ability to continue to compete in foreign markets, particularly in the Asia/Pacific region. Some of these economies have been highly volatile, resulting in significant fluctuation in local currencies, and political and economic instability. These conditions may continue or worsen, which may materially and adversely affect our business, financial condition and operating results.

We also rely on non-United States suppliers for materials and components used in our products, and substantially all of our manufacturing operations are located in countries other than the United States. We manufacture our ball and die bonders in Singapore, our saw blades and capillaries in China, certain bonder subassemblies in Malaysia and capillary blanks in Israel. We manufacture wedge bonder components in California, Singapore and Malaysia. In addition, we have sales, service and support personnel in China, Israel, Japan, Korea, Malaysia, the Philippines, Singapore, Switzerland, Taiwan, Thailand, United States and Germany. We also rely on independent foreign distribution channels for certain of our product lines. As a result, a major portion of our business is subject to the risks associated with international, and particularly Asia/Pacific, commerce, such as:

- risks of war and civil disturbances or other events that may limit or disrupt manufacturing and markets;
- seizure of our foreign assets, including cash;
- longer payment cycles in foreign markets;
- international exchange restrictions;
- restrictions on the repatriation of our assets, including cash;
- significant foreign and United States taxes on repatriated cash;
- difficulties of staffing and managing dispersed international operations;
- possible disagreements with tax authorities regarding transfer pricing regulations;
- episodic events outside our control such as, for example, outbreaks of influenza;
- tariff and currency fluctuations;
- changing political conditions;
- labor work stoppages and strikes in our factories or the factories of our suppliers;
- foreign governments' monetary policies and regulatory requirements;
- less protective foreign intellectual property laws; and
- legal systems which are less developed and may be less predictable than those in the United States.

Because most of our foreign sales are denominated in U.S. dollars, an increase in value of the U.S. dollar against foreign currencies will make our products more expensive than those offered by some of our foreign competitors. In addition, a weakening of the U.S. dollar against foreign currencies could make our costs in non-U.S. locations more expensive to fund. Our ability to compete overseas may be materially and adversely affected by a strengthening of the U.S. dollar against foreign currencies.

Our international operations also depend upon favorable trade relations between the United States and those foreign countries in which our customers, subcontractors and materials suppliers have operations. A protectionist trade environment in either the United States or those foreign countries in which we do business, such as a change in the current tariff structures, export compliance or other trade policies, may materially and adversely affect our ability to sell our products in foreign markets.

***We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.***

Because nearly all of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates which could have a material adverse impact on our financial results and cash flows. Historically, our primary exposures have related to net working capital exposures denominated in currencies other than the foreign subsidiaries' functional currency, and remeasurement of our foreign subsidiaries' net monetary assets from the subsidiaries' local currency into the subsidiaries' functional currency. In general, an increase in the value of the U.S. dollar could require certain of our foreign subsidiaries to record translation and remeasurement gains. Conversely, a decrease in the value of the U.S. dollar could require certain of our foreign subsidiaries to record losses on translation and remeasurement. An increase in the value of the U.S. dollar could increase the cost to our customers of our products in those markets outside the United States where we sell in U.S. dollars, and a weakened U.S. dollar could increase the cost of local operating expenses and procurement of raw materials, both of which could have a adverse effect on our cash flows. Our primary exposures include the Japanese Yen, Singapore Dollar, Malaysian Ringgit, Chinese Yuan, Swiss Franc, Philippine Peso, Taiwan Dollar, South Korean Won, Israeli Shekel and Euro. Our board of directors has granted management with limited authority to enter into foreign exchange forward contracts and other instruments designed to minimize the short term impact currency fluctuations have on our business. We have not entered into foreign exchange forward contracts but may enter into foreign exchange forward contracts or other instruments in the future. Our attempts to hedge against these risks may not be successful and may result in a material adverse impact on our financial results and cash flows.

***We may not be able to consolidate manufacturing and other facilities without incurring unanticipated costs and disruptions to our business.***

As part of our ongoing efforts to further reduce our cost structure, we continue to migrate manufacturing and other facilities to Asia. We may incur significant and unexpected costs, delays and disruptions to our business during this process. Because of unanticipated events, including the actions of governments, suppliers, employees or customers, we may not realize the synergies, cost reductions and other benefits of any consolidation to the extent or within the timeframe we currently expect.

***Our business depends on attracting and retaining management, marketing and technical employees as well as on the succession of senior management.***

Our future success depends on our ability to hire and retain qualified management, marketing, finance, accounting and technical employees, including senior management, primarily in Asia. In September 2010, as previously announced, C. Scott Kulicke retired from his position as CEO and Bruno Guilmart succeeded Mr. Kulicke as CEO on October 1, 2010. Additionally on November 16, 2010, we appointed Jonathan H. Chou as Senior Vice President and CFO effective December 13, 2010 and notified Michael J. Morris, our current CFO that in connection with the relocation of our headquarters to Singapore, Mr. Chou has been hired to serve as our CFO. Both Mr. Guilmart and Mr. Chou have not been previously affiliated with us; thus, if we are not successful in effectively transitioning the CEO and CFO responsibilities to them, our business could be adversely impacted. We may decide to move additional senior management positions to Singapore. We also plan to move additional finance and accounting positions to Singapore. We may experience unanticipated costs and disruptions to our business as we continue to move management, finance and accounting positions from the U.S. to Asia. If we are unable to continue to attract and retain the managerial, marketing, finance, accounting and technical personnel we require, and if we are unable to effectively provide for the succession of senior management, our business, financial condition and operating results may be materially and adversely affected.

***Difficulties in forecasting demand for our product lines may lead to periodic inventory shortages or excesses.***

We typically operate our business with limited visibility of future demand. As a result, we sometimes experience inventory shortages or excesses. We generally order supplies and otherwise plan our production based on internal forecasts for demand. We have in the past, and may again in the future, fail to accurately forecast demand for our products. This has led to, and may in the future lead to, delays in product shipments or, alternatively, an increased risk of inventory obsolescence. If we fail to accurately forecast demand for our products, our business, financial condition and operating results may be materially and adversely affected.

***Alternative packaging technologies may render some of our products obsolete.***

Alternative packaging technologies have emerged that may improve device performance or reduce the size of an IC package, as compared to traditional wire bonding. These technologies include flip chip and chip scale packaging. Some of these alternative technologies eliminate the need for wires to establish the electrical connection between a die and its package. The semiconductor industry may, in the future, shift a significant part of its volume into alternative packaging technologies, such as those discussed above, which do not employ our products. If a significant shift to alternative packaging technologies were to occur, demand for our equipment and related packaging materials may be materially and adversely affected.

***Because a small number of customers account for most of our sales, our net revenue could decline if we lose a significant customer.***

The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers and their subcontract assemblers and vertically integrated manufacturers of electronic systems purchasing a substantial portion of our semiconductor assembly equipment and packaging materials. Sales to a relatively small number of customers account for a significant percentage of our net revenue. Sales as a percent of net revenue to our largest customer were 23.0%, 17.7%, and 9.9%, for fiscal 2010, 2009, and 2008, respectively.

We expect a small number of customers will continue to account for a high percentage of our net revenue for the foreseeable future. Thus, our business success depends on our ability to maintain strong relationships with our customers. Any one of a number of factors could adversely affect these relationships. If, for example, during periods of escalating demand for our equipment, we were unable to add inventory and production capacity quickly enough to meet the needs of our customers, they may turn to other suppliers making it more difficult for us to retain their business. Similarly, if we are unable for any other reason to meet production or delivery schedules, particularly during a period of escalating demand, our relationships with our key customers could be adversely affected. If we lose orders from a significant customer, or if a significant customer reduces its orders substantially, these losses or reductions may materially and adversely affect our business, financial condition and operating results.

***We depend on a small number of suppliers for raw materials, components and subassemblies. If our suppliers do not deliver their products to us, we would be unable to deliver our products to our customers.***

Our products are complex and require raw materials, components and subassemblies having a high degree of reliability, accuracy and performance. We rely on subcontractors to manufacture many of these components and subassemblies and we rely on sole source suppliers for many components and raw materials. As a result, we are exposed to a number of significant risks, including:

- decreased control over the manufacturing process for components and subassemblies;
- changes in our manufacturing processes, in response to changes in the market, which may delay our shipments;
- our inadvertent use of defective or contaminated raw materials;
- the relatively small operations and limited manufacturing resources of some of our suppliers, which may limit their ability to manufacture and sell subassemblies, components or parts in the volumes we require and at acceptable quality levels and prices;
- the reliability or quality issues with certain key subassemblies provided by single source suppliers as to which we may not have any short term alternative;
- shortages caused by disruptions at our suppliers and subcontractors for a variety of reasons, including work stoppage or fire, earthquake, flooding or other natural disasters;
- delays in the delivery of raw materials or subassemblies, which, in turn, may delay shipments to our customers;
- loss of suppliers as a result of consolidation of suppliers in the industry; and
- loss of suppliers because of their bankruptcy or insolvency.

If we are unable to deliver products to our customers on time for these or any other reasons, or we are unable to meet customer expectations as to cycle time, or we are unable to maintain acceptable product quality or reliability, our business, financial condition and operating results may be materially and adversely affected.

***We may acquire or divest businesses or enter into joint ventures or strategic alliances, which may materially affect our business, financial condition and operating results.***

We continually evaluate our portfolio of businesses and may decide to buy or sell businesses or enter into joint ventures or other strategic alliances. We may be unable to successfully integrate acquired businesses with our existing businesses and successfully implement, improve and expand our systems, procedures and controls to accommodate these acquisitions. These transactions place additional constraints on our management and current labor force. Additionally, these transactions require significant resources from our legal, finance and business teams. In addition, we may divest existing businesses, which would cause a decline in revenue and may make our financial results more volatile. If we fail to integrate and manage acquired businesses successfully or to manage the risks associated with divestitures, joint ventures or other alliances, our business, financial condition and operating results may be materially and adversely affected.

***The market price of our common shares and our earnings per share may decline as a result of any acquisitions or divestitures.***

The market price of our common shares may decline as a result of any acquisitions or divestitures made by us if we do not achieve the perceived benefits of such acquisitions or divestitures as rapidly or to the extent anticipated by financial or industry analysts or if the effect on our financial results is not consistent with the expectations of financial or industry analysts. In addition, the failure to achieve expected benefits and unanticipated costs relating to our acquisitions could reduce our future earnings per share.

***We may be unable to continue to compete successfully in the highly competitive semiconductor equipment and packaging materials industries.***

The semiconductor equipment and packaging materials industries are very competitive. In the semiconductor equipment industry, significant competitive factors include performance, quality, customer support and price. In the semiconductor packaging materials industry, competitive factors include price, delivery and quality.

In each of our markets, we face competition and the threat of competition from established competitors and potential new entrants. In addition, established competitors may combine to form larger, better capitalized companies. Some of our competitors have or may have significantly greater financial, engineering, manufacturing and marketing resources. Some of these competitors are Asian and European companies that have had, and may continue to have, an advantage over us in supplying products to local customers who appear to prefer to purchase from local suppliers, without regard to other considerations.

We expect our competitors to improve their current products' performance, and to introduce new products and materials with improved price and performance characteristics. Our competitors may independently develop technology similar to or better than ours. New product and material introductions by our competitors or by new market entrants could hurt our sales. If a particular semiconductor manufacturer or subcontract assembler selects a competitor's product or materials for a particular assembly operation, we may not be able to sell products or materials to that manufacturer or assembler for a significant period of time. Manufacturers and assemblers sometimes develop lasting relationships with suppliers and assembly equipment providers in our industry and often go years without requiring replacement. In addition, we may have to lower our prices in response to price cuts by our competitors, which may materially and adversely affect our business, financial condition and operating results. If we cannot compete successfully, we could be forced to reduce prices and could lose customers and experience reduced margins and profitability.

***Our success depends in part on our intellectual property, which we may be unable to protect.***

Our success depends in part on our proprietary technology. To protect this technology, we rely principally on contractual restrictions (such as nondisclosure and confidentiality provisions) in our agreements with employees, subcontractors, vendors, consultants and customers and on the common law of trade secrets and proprietary "know-how." We also rely, in some cases, on patent and copyright protection. We may not be successful in protecting our technology for a number of reasons, including the following:

- employees, subcontractors, vendors, consultants and customers may violate their contractual agreements, and the cost of enforcing those agreements may be prohibitive, or those agreements may be unenforceable or more limited than we anticipate;

- foreign intellectual property laws may not adequately protect our intellectual property rights; and
- our patent and copyright claims may not be sufficiently broad to effectively protect our technology; our patents or copyrights may be challenged, invalidated or circumvented; or we may otherwise be unable to obtain adequate protection for our technology.

In addition, our partners and alliances may have rights to technology developed by us. We may incur significant expense to protect or enforce our intellectual property rights. If we are unable to protect our intellectual property rights, our competitive position may be weakened.

***Third parties may claim we are infringing on their intellectual property, which could cause us to incur significant litigation costs or other expenses, or prevent us from selling some of our products.***

The semiconductor industry is characterized by rapid technological change, with frequent introductions of new products and technologies. Industry participants often develop products and features similar to those introduced by others, creating a risk that their products and processes may give rise to claims they infringe on the intellectual property of others. We may unknowingly infringe on the intellectual property rights of others and incur significant liability for that infringement. If we are found to have infringed on the intellectual property rights of others, we could be enjoined from continuing to manufacture, market or use the affected product, or be required to obtain a license to continue manufacturing or using the affected product. A license could be very expensive to obtain or may not be available at all. Similarly, changing or re-engineering our products or processes to avoid infringing the rights of others may be costly, impractical or time consuming.

Occasionally, third parties assert that we are, or may be, infringing on or misappropriating their intellectual property rights. In these cases, we defend, and will continue to defend, against claims or negotiate licenses where we consider these actions appropriate. Intellectual property cases are uncertain and involve complex legal and factual questions. If we become involved in this type of litigation, it could consume significant resources and divert our attention from our business.

***We may be materially and adversely affected by environmental and safety laws and regulations.***

We are subject to various federal, state, local and foreign laws and regulations governing, among other things, the generation, storage, use, emission, discharge, transportation and disposal of hazardous material, investigation and remediation of contaminated sites and the health and safety of our employees. Increasingly, public attention has focused on the environmental impact of manufacturing operations and the risk to neighbors of chemical releases from such operations.

Proper waste disposal plays an important role in the operation of our manufacturing plants. In many of our facilities we maintain wastewater treatment systems that remove metals and other contaminants from process wastewater. These facilities operate under permits that must be renewed periodically. A violation of those permits may lead to revocation of the permits, fines, penalties or the incurrence of capital or other costs to comply with the permits, including potential shutdown of operations.

Compliance with existing or future, land use, environmental and health and safety laws and regulations may: (1) result in significant costs to us for additional capital equipment or other process requirements, (2) restrict our ability to expand our operations and/or (3) cause us to curtail our operations. We also could incur significant costs, including cleanup costs, fines or other sanctions and third-party claims for property damage or personal injury, as a result of violations of or liabilities under such laws and regulations. Any costs or liabilities to comply with or imposed under these laws and regulations could materially and adversely affect our business, financial condition and operating results.

***We may be unable to generate enough cash to repay our debt.***

Our ability to make payments on our indebtedness and to fund planned capital expenditures and other activities will depend on our ability to generate cash in the future. If our 0.875% Subordinated Convertible Notes are not converted to shares of our common stock, we will be required to make annual cash interest payments of $1.0 million in each fiscal 2011 and 2012 (assuming we do not purchase any outstanding 0.875% Subordinated Convertible Notes). As of October 2, 2010, a principal payment of $110.0 million on the 0.875% Subordinated Convertible Notes is due in June 2012. Our ability to make payments on our indebtedness is affected by the volatile nature of our business, and general economic, competitive and other factors that are beyond our control, including volatile global economic conditions. Our indebtedness poses risks to our business, including that:

- insufficient cash flow from operations to repay our outstanding indebtedness when it becomes due may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us; and
- our level of indebtedness may make us more vulnerable to economic or industry downturns.

We may not generate cash in an amount sufficient to enable us to service interest, principal and other payments on our debt, including the 0.875% Subordinated Convertible Notes, or to fund our other liquidity needs. We are not restricted under the agreements governing our existing indebtedness from incurring additional debt in the future. If new debt is added to our current levels, our leverage and our debt service obligations would increase and the related risks described above could intensify.

***We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common shares.***

The issuance of additional equity securities or securities convertible into equity securities will result in dilution of our existing shareholders' equity interests in us. Our board of directors has the authority to issue, without vote or action of shareholders, preferred shares in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred shares could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common shares. In addition, we are authorized to issue, without shareholder approval, up to an aggregate of 200 million common shares, of which approximately 70.5 million shares were outstanding as of October 2, 2010. We are also authorized to issue, without shareholder approval, securities convertible into either common shares or preferred shares.

***Weaknesses in our internal controls and procedures could result in material misstatements in our financial statements.***

Pursuant to the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal controls over financial reporting are processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.

Our internal controls may not prevent all potential errors or fraud, because any control system, no matter how well designed and implemented, can only provide reasonable and not absolute assurance that the objectives of the control system will be achieved. We or our independent registered public accountants may identify material weaknesses in our internal controls which could adversely affect our ability to ensure proper financial reporting and could affect investor confidence in us and the price of our common shares.

***Accounting methods, including but not limited to the accounting method for convertible debt securities with net share settlement, such as our 0.875% Convertible Subordinated Notes, are subject to change.***

In calculating our diluted earnings per share, we recognize interest expense at the stated coupon rate, and shares potentially issuable upon conversion of our 0.875% Convertible Subordinated Notes are excluded from the calculation of diluted earnings per share until the market price of our common shares exceeds the conversion price (i.e., the conversion price is "in the money"). Once the conversion price is in the money, the shares that we would issue upon assumed conversion of the debt would be included in the calculation of fully diluted earnings per share using the "treasury stock" method. No separate value is attributed to the conversion feature of the debt at the time of issuance.

Beginning fiscal 2010, we implemented the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 470.20, *Debt, Debt With Conversion Options* ("ASC 470.20"). ASC 470.20 specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.

This change in the accounting method for convertible debt securities has and will continue to have an adverse impact on our reported and future results of operations.

**Other Risks**

***Our ability to recognize tax benefits on future domestic U.S. tax losses and our existing U.S. net operating loss position may be limited.***

We have generated net operating loss carry-forwards and other tax attributes for U.S. tax purposes ("Tax Benefits") that can be used to reduce our future federal income tax obligations. Under the Tax Reform Act of 1986, the potential future utilization of our Tax Benefits for U.S. tax purposes may be limited following an ownership change. An ownership change is generally defined as a greater than 50% point increase in equity ownership by 5% shareholders in any three-year period under Section 382 of the Internal Revenue Code. An ownership change may significantly limit our ability to fully utilize our net operating losses which could materially and adversely affect our financial condition and operating results.

***Potential changes to U.S. and foreign tax laws could increase our income tax expense.***

We are subject to income taxes in the U. S. and many foreign jurisdictions. There have been proposals to reform U.S. tax laws that would significantly impact how U.S. multinational corporations, such as us, are taxed on foreign earnings. It is unclear whether these proposed tax revisions will be enacted, or, if enacted, what the scope of the revisions will be. Changes in U.S. and foreign tax laws, if enacted, could materially and adversely affect our financial condition and operating results.

***Anti-takeover provisions in our articles of incorporation and bylaws, and under Pennsylvania law may discourage other companies from attempting to acquire us.***

Some provisions of our articles of incorporation and bylaws as well as Pennsylvania law may discourage some transactions where we would otherwise experience a fundamental change. For example, our articles of incorporation and bylaws contain provisions that:

- classify our board of directors into four classes, with one class being elected each year;
- permit our board to issue "blank check" preferred shares without shareholder approval; and
- prohibit us from engaging in some types of business combinations with a holder of 20% or more of our voting securities without super-majority board or shareholder approval.

Further, under the Pennsylvania Business Corporation Law, because our shareholders approved bylaw provisions that provide for a classified board of directors, shareholders may remove directors only for cause. These provisions and some other provisions of the Pennsylvania Business Corporation Law could delay, defer or prevent us from experiencing a fundamental change and may adversely affect our common shareholders' voting and other rights.

***Terrorist attacks, or other acts of violence or war may affect the markets in which we operate and our profitability.***

Terrorist attacks may negatively affect our operations. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. Terrorist attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our primary facilities include administrative, sales and research and development facilities in the United States and manufacturing facilities in the United States, Singapore, China, Malaysia and Israel. Additional terrorist attacks may disrupt the global insurance and reinsurance industries with the result that we may not be able to obtain insurance at historical terms and levels for all of our facilities. Furthermore, additional attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas. Additional attacks or any broader conflict, could negatively impact our domestic and international sales, our supply chain, our production capability and our ability to deliver products to our customers. Political and economic instability in some regions of the world could negatively impact our business. The consequences of terrorist attacks or armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

### Item 1B. UNRESOLVED STAFF COMMENTS

None.

### Item 2. PROPERTIES

The following table reflects our major facilities as of October 2, 2010:

| Facility | *Approximate* Size | Function | Products Manufactured | Lease Expiration Date |
|---|---|---|---|---|
| Singapore | 129,944 sq. ft.[1] | Corporate headquarters, manufacturing, technology center | Wire and die bonders | July 2013 |
| Suzhou, China | 151,891 sq. ft.[1] | Manufacturing, technology center | Capillaries, dicing blades | October 2022[4] |
| Irvine, California | 121,805 sq. ft.[1] | Manufacturing, technology center | Wedge bonders | September 2013 |
| Fort Washington, Pennsylvania | 88,000 sq. ft.[1] | Technology center, sales and service, corporate finance | Not applicable | September 2028[3] |
| Berg, Switzerland | 71,344 sq. ft.[2] | Manufacturing, technology center | Die bonder sub-assembly and spares | N/A |
| Yokneam, Israel | 53,820 sq. ft.[1] | Manufacturing, technology center | Capillary blanks (semi-finish) | January 2013 |
| Petaling Jaya, Malaysia | 37,200 sq. ft.[1] | Subassembly manufacturing and supply chain management | Equipment subassembly | August 2012 |

(1) Leased.

(2) Owned.

(3) Includes lease extension periods at the Company's option. Initial lease expires September 2018.

(4) Includes lease extension periods at the Company's option. Initial lease expires October 2017.

In addition, we rent space for sales and service offices and administrative functions in: Taiwan, China, Korea, Malaysia, the Philippines, Japan, Singapore, Thailand, and Germany. We believe our facilities are generally in good condition and suitable to the extent of utilization needed.

### Item 3. LEGAL PROCEEDINGS

From time to time, we may be a plaintiff or defendant in cases arising out of our business. We cannot be assured of the results of any pending or future litigation, but we do not believe resolution of these matters will materially or adversely affect our business, financial condition or operating results.

### Item 4. [REMOVED AND RESERVED]

## PART II

### Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The Nasdaq Global Market ("Nasdaq") under the symbol "KLIC." The following table reflects the ranges of high and low sale prices for our common stock as reported on Nasdaq for the periods indicated:

| | Fiscal 2010 | | Fiscal 2009 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | $6.30 | $4.03 | $4.71 | $1.11 |
| Second Quarter | $7.67 | $4.55 | $2.67 | $1.15 |
| Third Quarter | $9.58 | $6.13 | $5.04 | $2.11 |
| Fourth Quarter | $8.87 | $5.27 | $6.68 | $3.00 |

On December 5, 2010, there were approximately 380 holders of record of the shares of outstanding common stock. The payment of dividends on our common stock is within the discretion of our board of directors; however, we have not historically paid any dividends on our common stock. In addition, we do not expect to declare dividends on our common stock in the near future, since we intend to retain earnings to finance our business.

For the purpose of calculating the aggregate market value of shares of our common stock held by non-affiliates, as shown on the cover page of this report, we have assumed all of our outstanding shares were held by non-affiliates except for shares held by our directors and executive officers. However, this does not necessarily mean that all directors and executive officers of the Company are, in fact, affiliates of the Company, or there are no other persons who may be deemed to be affiliates of the Company. Further information concerning the beneficial ownership of our executive officers, directors and principal shareholders will be included in our Proxy Statement for the 2011 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission on or about December 30, 2010.

### Equity Compensation Plan Information

The information required hereunder will appear under the heading "Equity Compensation Plans" in our Proxy Statement for the 2011 Annual Meeting of Shareholders which information is incorporated herein by reference.

### Recent Sales of Unregistered Securities and Use of Proceeds

None.

### Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

## Item 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table reflects selected historical consolidated financial data derived from the consolidated financial statements of Kulicke and Soffa Industries, Inc. and subsidiaries as of and for each of the five fiscal years ended 2010, 2009, 2008, 2007 and 2006.

As of October 4, 2009, we adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 470.20, *Debt, Debt With Conversion Options* ("ASC 470.20") on a retrospective basis for all prior periods. Fiscal 2009 includes the assets of Orthodyne which were acquired on October 3, 2008. Our Wire business was sold on September 29, 2008; therefore, fiscal 2008, 2007 and 2006 have been reclassified to reflect our Wire business as a discontinued operation.

This data should be read in conjunction with our consolidated financial statements, including notes and other financial information included elsewhere in this report or current reports on Form 8-K filed previously by us in respect of the fiscal years identified in the column headings of the tables below.

| | Fiscal | | | | |
|---|---|---|---|---|---|
| *(in thousands, except per share amounts)* | **2010** | **2009*** | **2008*** | **2007*** | **2006*** |
| **Statement of Operations Data:** | | | | | |
| Net revenue: | | | | | |
| Equipment | **$691,988** | $170,536 | $271,019 | $316,718 | $319,788 |
| Expendable Tools | **70,796** | 54,704 | 57,031 | 53,808 | 60,508 |
| Total net revenue | **762,784** | 225,240 | 328,050 | 370,526 | 380,296 |
| Cost of sales: | | | | | |
| Equipment | **399,042** | 111,103 | 165,499 | 188,055 | 178,599 |
| Expendable Tools | **28,069** | 25,294 | 28,758 | 27,035 | 28,474 |
| Total cost of sales[1] | **427,111** | 136,397 | 194,257 | 215,090 | 207,073 |
| Operating expenses: | | | | | |
| Equipment | **155,625** | 135,465 | 122,302 | 113,444 | 89,684 |
| Expendable Tools | **32,013** | 24,193 | 26,971 | 24,480 | 23,316 |
| Impairment of goodwill: Equipment | **—** | 2,709 | — | — | — |
| U.S. pension plan termination: Equipment | **—** | — | 9,152 | — | — |
| Gain on sale of assets | **—** | — | — | — | (4,544) |
| Total operating expenses[1] | **187,638** | 162,367 | 158,425 | 137,924 | 108,456 |
| Income (loss) from operations: | | | | | |
| Equipment | **137,321** | (78,741) | (25,934) | 15,219 | 51,505 |
| Expendable Tools | **10,714** | 5,217 | 1,302 | 2,293 | 8,718 |
| Gain on sale of assets | **—** | — | — | — | 4,544 |
| Interest income (expense), net | **(7,930)** | (7,082) | (3,869) | 2,346 | 795 |
| Gain on extinguishment of debt | **—** | 3,965 | 170 | 2,802 | 4,040 |
| Income (loss) from continuing operations before income taxes | **140,105** | (76,641) | (28,331) | 22,660 | 69,602 |
| Provision (benefit) for income taxes from continuing operations[2] | **(2,037)** | (13,029) | (3,610) | 5,448 | 8,068 |
| Income (loss) from continuing operations | **142,142** | (63,612) | (24,721) | 17,212 | 61,534 |
| Income (loss) from discontinued operations, net of tax[3] | **—** | 22,011 | 23,441 | 18,874 | (9,364) |
| Net income (loss) | **$142,142** | $(41,601) | $ (1,280) | $ 36,086 | $ 52,170 |
| **Per Share Data:** | | | | | |
| Income (loss) per share from continuing operations[4] | | | | | |
| Basic | **$ 2.01** | $ (1.02) | $ (0.46) | $ 0.31 | $ 1.12 |
| Diluted | **$ 1.92** | $ (1.02) | $ (0.46) | $ 0.27 | $ 0.91 |
| Income (loss) per share from discontinued operations, net of tax: | | | | | |
| Basic | **$ —** | $ 0.35 | $ 0.44 | $ 0.33 | $ (0.17) |
| Diluted | **$ —** | $ 0.35 | $ 0.44 | $ 0.28 | $ (0.14) |
| Net income (loss) per share:[5] | | | | | |
| Basic | **$ 2.01** | $ (0.67) | $ (0.02) | $ 0.64 | $ 0.95 |
| Diluted | **$ 1.92** | $ (0.67) | $ (0.02) | $ 0.55 | $ 0.78 |
| Weighted average shares outstanding:[5] | | | | | |
| Basic | **70,012** | 62,188 | 53,449 | 56,221 | 55,089 |
| Diluted | **73,548** | 62,188 | 53,449 | 68,274 | 68,881 |
| **Balance Sheet Data:** | | | | | |
| Cash, cash equivalents, investments and restricted cash | **$181,334** | $144,841 | $186,081 | $169,910 | $157,283 |
| Working capital excluding discontinued operations | **347,560** | 172,401 | 165,543 | 219,755 | 156,237 |
| Total assets excluding discontinued operations | **580,169** | 412,635 | 335,614 | 383,779 | 261,109 |
| Long-term debt | **98,475** | 92,217 | 151,415 | 222,446 | 195,000 |
| Shareholders' equity | **$322,480** | $170,803 | $125,396 | $111,286 | $ 79,306 |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options*.

(1) During fiscal 2010 and 2009, we recorded $2.4 and $7.4 million, respectively, in operating expense for restructuring-related severance.

During fiscal 2010, 2009, 2008, 2007 and 2006, we recorded $17.4 million, $2.7 million, $2.2 million, $4.4 million and $8.4 million, respectively, in operating expense for incentive compensation.

During fiscal 2006, we recorded the following charges in continuing operations: $3.5 million in cost of sales and $0.8 million in operating expenses for the cumulative adjustment to correct immaterial errors in the consolidated financial statements.

(2) The following are the most significant factors which affect our provision for income taxes: implementation of our international restructuring plan in fiscal 2010, 2008, 2007, and 2006; volatility in our earnings each fiscal year and variation in earnings among various tax jurisdictions in which we operate; changes in assumptions regarding repatriation of earnings; changes in tax legislation and our provision for various tax exposure items.

(3) Reflects the operations of the Company's Wire business (sold fiscal 2009) and Test business (sold March 2006).

(4) For fiscal 2010, $1.5 million of net income applicable to participating securities and the related participating securities were excluded from the computation of basic income per share.

(5) For fiscal 2010, 2007 and 2006 the exercise of dilutive stock options and expected vesting of performance-based restricted stock (fiscal 2010 and 2007 only) and conversion of the Convertible Subordinated Notes were assumed. In addition for those periods, $0.3 million, $1.3 million and $1.4 million, respectively, of after-tax interest expense related to our Convertible Subordinated Notes was added to the Company's net income to determine diluted earnings per share. Due to the Company's net loss from continuing operations for fiscal 2009 and 2008, potentially dilutive shares were not assumed since the effect would have been anti-dilutive.

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*In addition to historical information, this filing contains statements relating to future events or our future results. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the safe harbor provisions created by statute. Such forward-looking statements include, but are not limited to, statements that relate to our future revenue, cost reductions, operational flexibility, product development, demand forecasts, competitiveness, operating expenses, cash flows, profitability, gross margins, and benefits expected as a result of (among other factors):*

- *projected growth rates in the overall semiconductor industry, the semiconductor assembly equipment market, and the market for semiconductor packaging materials; and*
- *projected demand for ball, wedge and die bonder equipment and for expendable tools.*

*Generally, words such as "may," "will," "should," "could," "anticipate," "expect," "intend," "estimate," "plan," "continue," "goal" and "believe," or the negative of or other variations on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this filing. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.*

*Forward-looking statements are based on current expectations and involve risks and uncertainties. Our future results could differ significantly from those expressed or implied by our forward-looking statements. These risks and uncertainties include, without limitation, those described below and under the heading "Risk Factors" in this Annual Report on Form 10-K for the fiscal year ended October 2, 2010 and our other reports and registration statements filed from time to time with the Securities and Exchange Commission. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes included in this report, as well as our audited financial statements included in the Annual Report.*

*We operate in a rapidly changing and competitive environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. Future events and actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements, which speak only as of the date on which they were made. Except as required by law, we assume no obligation to update or revise any forward-looking statement to reflect actual results or changes in, or additions to, the factors affecting such forward-looking statements. Given those risks and uncertainties, investors should not place undue reliance on forward-looking statements as predictions of actual results.*

### Introduction

**Unless otherwise indicated, the amounts and discussion contained in this Form 10-K relate to continuing operations only and accordingly do not include amounts attributable to our Wire business, which we sold on September 29, 2008.**

Kulicke and Soffa Industries, Inc. (the "Company" or "K&S") designs, manufactures and sells capital equipment and expendable tools used to assemble semiconductor devices, including integrated circuits ("IC"), high and low powered discrete devices, light-emitting diodes ("LEDs"), and power modules. We also service, maintain, repair and upgrade our equipment. Our customers primarily consist of semiconductor device manufacturers, outsourced semiconductor assembly and test providers ("OSAT"), other electronics manufacturers and automotive electronics suppliers.

We operate two main business segments, Equipment and Expendable Tools. Our goal is to be the technology leader and the lowest cost supplier in each of our major product lines. Accordingly, we invest in research and engineering projects intended to enhance our position at the leading edge of semiconductor assembly technology. We also remain focused on our cost structure, through consolidating operations, moving manufacturing to Asia, moving our supply chain to lower cost suppliers and designing higher performing, lower cost equipment. Cost reduction efforts are an important part of our normal ongoing operations, and are expected to generate savings without compromising overall product quality and service levels.

On October 3, 2008, we completed the acquisition of substantially all of the assets and assumption of certain liabilities of Orthodyne Electronics Corporation ("Orthodyne"). In connection with the Orthodyne acquisition, we issued 7.1 million common shares with an estimated value on that date of $46.2 million and paid $87.0 million in cash including capitalized acquisition costs. The Orthodyne wedge bonding business is the leading supplier of both heavy wire wedge bonders and heavy wire wedges (the expendable tools used in wedge bonding) for the power semiconductor and hybrid module markets.

On September 29, 2008, we completed the sale of our Wire business for net proceeds of $149.9 million to W.C. Heraeus GmbH ("Heraeus"). The financial results of the Wire business have been included in discontinued operations in the consolidated financial statements for all periods presented.

**Business Environment**

The semiconductor business environment is highly volatile, driven by both internal cyclical dynamics as well as macroeconomic forces. Over the long term, semiconductor consumption has historically grown, and is forecast to continue to grow. This growth is driven, in part, by regular advances in device performance and by price declines that result from improvements in manufacturing technology. In order to exploit these trends, semiconductor manufacturers, both integrated device manufacturers ("IDMs") and OSATs, periodically aggressively invest in latest generation capital equipment. This buying pattern often leads to periods of excess supply and reduced capital spending — the so called semiconductor cycle. Macroeconomic factors also affect the industry, primarily through their effect on business and consumer demand for electronic devices, as well as other products that have significant electronic content such as automobiles, white goods, and telecommunication equipment.

Our Equipment segment reflects the industry's cyclical dynamics and is therefore also highly volatile. The financial performance of this segment is affected, both positively and negatively, by semiconductor manufacturers' expectations of capacity requirements and their plans for upgrading their production capabilities. Volatility of this segment is further influenced by the relative mix of IDM and OSAT customers in any period, since changes in the mix of sales to IDMs and OSATs can affect our products' average selling prices and gross margins due to differences in volume purchases and machine configurations required by each type of customer.

Our Expendable Tools segment is less volatile than our Equipment segment, since sales of expendable tools are directly tied to semiconductor unit consumption rather than their expected growth rate.

Though the semiconductor industry's cycle can be independent of the general economy, global economic conditions may have a direct impact on demand for semiconductor units and ultimately demand for semiconductor capital equipment and expendable tools. Business conditions in the semiconductor industry improved significantly during fiscal 2010 after a dramatic deterioration in the global economy and a corresponding reduction in semiconductor production activity during fiscal 2009. We expect overall demand to be lower during the first quarter of fiscal 2011 as compared to the fourth quarter of fiscal 2010. Our visibility into future demand beyond that is generally limited and forecasting is difficult. There can be no assurances regarding levels of demand for our products and we believe historic industry-wide volatility will persist.

To mitigate possible negative effects of this industry-wide volatility on our financial position, we have de-leveraged and strengthened our balance sheet. During fiscal 2010, we reduced our debt by $49.0 million, and ended fiscal 2010 with cash, cash equivalents, and investments totaling $181.3 million. As of October 2, 2010, our total cash, and investments exceeded the face value of our total debt by $71.3 million. We believe a strong cash position allows us to continue making longer term investments in product development and in cost reduction activities throughout the semiconductor cycle.

**Technology Leadership**

We compete largely by offering our customers the most advanced equipment and expendable tools available for the wire, wedge and die bonding processes. Our equipment is typically the most productive, has the highest levels of process capability, and as a result, has the lowest cost of ownership available in their respective markets. Our expendable tools are designed to optimize the performance of the equipment in which they are used. We believe our technology leadership contributes to the leading market share positions of our various wire bonder and expendable tools products. To maintain our competitive advantage, we invest in product development activities to produce a stream of improvements to existing products and to deliver next-generation products. These investments often focus as much on improvements in the semiconductor assembly process as on specific pieces of assembly equipment or expendable tools. In order to generate these improvements, we often work in close collaboration with customers, end users, and other industry members. In addition to producing technical advances, these collaborative development efforts strengthen customer relationships and enhance our reputation as a technology leader and solutions provider.

K&S's leadership in the industry's use of copper wire, instead of gold, for the wire bonding process is an example of the benefits of collaborative efforts. By working with customers, material suppliers, and suppliers of equipment used around the wire bonding process, we have developed a series of robust, high yielding production processes that have made copper wire commercially viable, significantly reducing the cost of assembling an integrated circuit. Many of our customers started large scale conversion of their output to copper wire in fiscal 2010. We expect this conversion process to continue throughout the industry for the next several years, potentially driving a significant wire bonder replacement cycle as we believe much of the industries' installed base is not suitable for copper bonding. Based on our industry leading copper bonding processes, we believe the market share for wire bonders configured for copper wire is much higher than our already leading market share for ball bonders in general.

We also maintain the technology leadership of our equipment by optimizing variants of our products to serve high growth niche markets. For example, over the last two years we have developed extensions of our main ball bonding platforms to address opportunities in LED assembly. We estimate the LED device market to be driven by the adoption of LED backlights for flat-screen displays as well as other LED applications in general lighting. In fiscal 2009, we launched two products optimized for these applications. These products represent our first product offerings specifically aimed at this high growth market, and since their introduction we have captured significant market share.

Another example of our developing equipment for high growth niche markets is our AT Premier. This machine utilizes a modified wire bonding process to mechanically place bumps on devices, while still in a wafer format, for variants of the flip chip assembly process. Typical applications include complimentary metal-oxide semiconductor ("CMOS") image sensors, surface acoustical wave ("SAW") filters and high brightness LEDs.

Our focus on technology leadership also extends to die bonding. We offer a new die bonding platform, our state of the art iStack*PS* die bonder for advanced stacked die applications. iStack*PS* offers best-in-class throughput and accuracy, and we believe iStack*PS* is positioned to lead the market for its targeted applications.

We bring the same technology focus to our expendable tools business, driving tool design and manufacturing technology to optimize the performance and process capability of the equipment in which our tools are used. For all our equipment products, expendable tools are an integral part of their process capability. We believe our unique ability to simultaneously develop both equipment and tools is one of the reasons for our technology leadership position.

### Products and Services

We supply a range of bonding equipment and expendable tools. Our Equipment segment represented 90.7%, 75.7% and 82.6% of total net revenue for fiscal 2010, 2009 and 2008. Accordingly, our Expendable Tools segment represented 9.3%, 24.3% and 17.4% of total net revenue for fiscal 2010, 2009 and 2008.

### Equipment Segment

We manufacture and sell a line of ball bonders, heavy wire wedge bonders, stud bumpers, and die bonders that are sold to semiconductor device manufacturers, their OSATs, other electronics manufacturers and automotive electronics suppliers. Ball bonders are used to connect very fine wires, typically made of gold or copper, between the bond pads of the semiconductor device, or die, and the leads on its package. Wedge bonders use either aluminum wire or ribbon to perform the same function in packages that cannot use gold or copper wire because of either high electrical current requirements or other package reliability issues. Stud bumpers mechanically apply bumps to die, typically while still in the wafer format, for some variants of the flip chip assembly process. Die bonders are used to attach a die to the substrate or lead frame which will house the semiconductor device. We believe our equipment offers competitive advantages by providing customers with high productivity/throughput, superior package quality/process control, and as a result, a lower cost of ownership.

Our principal Equipment segment products include:

| Business Unit | Product Name | Typical Served Market |
|---|---|---|
| Ball bonders | IConn$^{PS}$ | Advanced and ultra fine pitch applications using either gold or copper wire |
| | IConn$^{PS}$ ProCu | Advanced copper wire applications demanding high productivity |
| | IConn$^{PS}$ LA | Large area applications |
| | ConnX$^{PS}$ | Cost performance, low pin count applications using either gold or copper wire |
| | ConnX$^{PS}$ LED | LED applications |
| | ConnX$^{PS}$ VLED | Vertical LED applications |
| | ConnX$^{PS}$ LA | Large area applications |
| | AT Premier | Stud bumping applications (high brightness LED and image sensor) |
| Wedge bonders | 3600Plus | Power hybrid and automotive modules using either aluminum wire or ribbon |
| | 7200Plus | Power semiconductors using either aluminum wire or ribbon |
| | 7200HD | Smaller power packages using either aluminum wire or ribbon |
| | 7600HD | Power semiconductors including smaller power packages using either aluminum wire or ribbon |
| Die bonder | iStack$^{PS}$ | Advanced stacked die and ball grid array applications |

***Ball Bonders***

Automatic ball bonders represent the largest portion of our semiconductor equipment business. Our main product platform for ball bonding is the *Power Series* ("$^{PS}$") — a family of assembly equipment that is setting new standards for performance, productivity, upgradeability, and ease of use. Our Power Series consists of our IConn$^{PS}$ high-performance ball bonders, and our ConnX$^{PS}$ cost-performance ball bonders, both of which can be configured for either gold or copper wire. In addition, targeted specifically at the fast growing LED market, the Power Series includes our ConnX$^{PS}$ LED and our ConnX$^{PS}$ VLED. Targeted for large area applications, the Power Series includes our IConn$^{PS}$ LA and ConnX$^{PS}$ LA. In November 2010, we introduced the IConn$^{PS}$ ProCu which offers a significant new level of capability for customers transitioning from gold to copper wire bonding.

Our Power Series products have advanced industry performance standards. Our ball bonders are capable of performing very fine pitch bonding, as well as creating the sophisticated wire loop shapes needed in the assembly of advanced semiconductor packages. Our ball bonders can also be converted for use to copper applications through kits we sell separately, a capability that is increasingly important as bonding with copper continues to grow as an alternative to gold.

***Heavy Wire Wedge Bonders***

We are the leaders in the design and manufacture of heavy wire wedge bonders for the power semiconductor and automotive power module markets. Wedge bonders may use either aluminum wire or aluminum ribbon to connect semiconductor chips in power packages, power hybrids and automotive modules for products such as motor control modules or inverters for hybrid cars. In addition, we see some potential use for our wedge bonder products in select solar applications.

Our portfolio of wedge bonding products includes:

- The 3600Plus: high speed, high accuracy wire bonders designed for power modules, automotive packages and other large wire multi-chip module applications.
- The 7200Plus: dual head wedge bonder designed specifically for power semiconductor applications.
- The 7200HD: wedge bonder designed for smaller power packages using either aluminum wire or ribbon.
- The 7600HD: wedge bonder targeted for small power packages.

While wedge bonding traditionally utilized aluminum wire, all of our wedge bonders are also available modified to bond aluminum ribbon using our proprietary PowerRibbon® process. Ribbon offers device makers performance advantages over traditional round wire and is being increasingly used for high current packages and automotive applications.

*Die Bonders*

Our die bonder, the iStack, was launched in March of 2009, and focuses on stacked die applications for both memory and OSAT customers.

iStack is targeted at stacked die and high end ball grid array (BGA) applications. In these applications, we expect up to 40% productivity increases compared to current generation machines. In addition, iStack has demonstrated superior accuracy and process control.

*Other Equipment Products and Services*

We also sell manual wire bonders, and we offer spare parts, equipment repair, training services, and upgrades for our equipment through our Support Services business unit.

**Expendable Tools Segment**

We manufacture and sell a variety of expendable tools for a broad range of semiconductor packaging applications. Our principal Expendable Tools segment products include:

- Capillaries: expendable tools used in ball bonders. Made of ceramic, a capillary guides the wire during the ball bonding process. Its features help control the bonding process. We design and build capillaries suitable for a broad range of applications, including for use on our competitors' equipment. In addition, our capillaries are used with both gold and copper wire.
- Bonding wedges: expendable tools used in wedge bonders. Like capillaries, their specific features are tailored to specific applications. We design and build bonding wedges for use both in our own equipment and in our competitors' equipment.
- Saw blades: expendable tools used by semiconductor manufacturers to cut silicon wafers into individual semiconductor die and to cut semiconductor devices that have been molded in a matrix configuration into individual units.

**Critical Accounting Policies**

The preparation of consolidated financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, net revenue and expenses during the reporting periods, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. On an on-going basis, we evaluate estimates, including but not limited to, those related to accounts receivable, reserves for excess and obsolete inventory, carrying value and lives of fixed assets, goodwill and intangible assets, valuation allowances for deferred tax assets and deferred tax liabilities, repatriation of un-remitted foreign subsidiary earnings, equity-based compensation expense, restructuring, and warranties. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. As a result, we make judgments regarding the carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, which have been reviewed with the Audit Committee of our board of directors, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

***Revenue Recognition***

In accordance with Accounting Standards Codification ("ASC") No. 605, *Revenue Recognition*, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, the collectibility is reasonably assured, and equipment installation obligations have been completed and customer acceptance, when applicable, has been received or otherwise released from installation or customer acceptance obligations. In the event terms of the sale provide for a customer acceptance period, revenue is recognized upon the expiration of the acceptance period or customer acceptance, whichever occurs first. Our standard terms are Ex Works (our factory), with title transferring to our customer at our loading dock or upon embarkation. We have a small percentage of sales with other terms, and revenue is recognized in accordance with the terms of the related customer purchase order. Revenue related to services is recognized upon performance of the services requested by a customer order. Revenue for extended maintenance service contracts with a term more than one month is recognized on a prorated straight-line basis over the term of the contract.

Our business is subject to contingencies related to customer orders as follows:

- *Right of Return:* A large portion of our revenue comes from the sale of machines used in the semiconductor assembly process. Other product sales relate to consumable products, which are sold in high-volume quantities, and are generally maintained at low stock levels at our customer's facility. Customer returns have historically represented a very small percentage of customer sales on an annual basis.
- *Warranties:* Our equipment is generally shipped with a one-year warranty against manufacturing defects. We establish reserves for estimated warranty expense when revenue for the related equipment is recognized. The reserve for estimated warranty expense is based upon historical experience and management's estimate of future expenses.
- *Conditions of Acceptance:* Sales of our consumable products generally do not have customer acceptance terms. In certain cases, sales of our equipment have customer acceptance clauses which may require the equipment to perform in accordance with customer specifications or when installed at the customer's facility. In such cases, if the terms of acceptance are satisfied at our facility prior to shipment, the revenue for the equipment will be recognized upon shipment. If the terms of acceptance are satisfied at our customers' facilities, the revenue for the equipment will be not be recognized until acceptance, which typically consists of installation and testing, is received from the customer.

Shipping and handling costs billed to customers are recognized in net revenue. Shipping and handling costs are included in cost of sales.

***Allowance for Doubtful Accounts***

We maintain allowances for doubtful accounts for estimated losses resulting from our customers' failure to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We are subject to concentrations of customers and sales to a few geographic locations, which could also impact the collectibility of certain receivables. If global economic conditions deteriorate or political conditions were to change in some of the countries where we do business, it could have a significant impact on our results of operations, and our ability to realize the full value of our accounts receivable.

***Inventories***

Inventories are stated at the lower of cost (on a first-in first-out basis) or market value. We generally provide reserves for obsolete inventory and for inventory considered to be in excess of demand. In addition, we typically record as accrued expense inventory purchase commitments in excess of demand. Demand is generally defined as eighteen months forecasted consumption for non-Wedge bonder equipment, twenty-four months consumption for Wedge bonder equipment and all spare parts, and twelve months consumption for expendable tools. The forecasted demand is based upon internal projections, historical sales volumes, customer order activity and a review of consumable inventory levels at customers' facilities. We communicate forecasts of our future demand to our suppliers and adjust commitments to those suppliers accordingly. If required, we reserve the difference between the carrying value of our inventory and the lower of cost or market value, based upon assumptions about future demand, market conditions and cyclical market changes. If actual market conditions are less favorable than projections, additional inventory reserves may be required.

### *Income Taxes*

Deferred income taxes are determined using the liability method in accordance with ASC No. 740, *Income Taxes* ("ASC 740"). We record a valuation allowance to reduce our deferred tax assets to the amount we expect is more likely than not to be realized. While we have considered future taxable income and our ongoing tax planning strategies in assessing the need for the valuation allowance, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would decrease income in the period such determination was made.

In accordance with ASC 740, we utilize a two-step approach for evaluating uncertain tax positions. Step one or recognition, requires us to determine if the weight of available evidence indicates a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two or measurement, is based on the largest amount of benefit, which is more likely than not to be realized on settlement with the taxing authority.

### *Equity-Based Compensation*

We account for equity-based compensation under the provisions of ASC No. 718, *Compensation, Stock Compensation* ("ASC 718"). ASC 718 requires the recognition of the fair value of equity-based compensation in net income. The fair value of our stock option awards are estimated using a Black-Scholes option valuation model. Compensation expense associated with market-based restricted stock is determined using a Monte-Carlo valuation model, and compensation expense associated with time-based and performance-based restricted stock is determined based on the number of shares granted and the fair value on the date of grant.

The calculation of equity-based compensation costs requires we estimate the number of awards that will be forfeited during the vesting period. We have estimated forfeitures at the time of grant based upon historical experience, and review the forfeiture rates periodically and make adjustments as necessary. In addition, the fair value of equity-based awards is amortized over the vesting period of the award and we elected to use the straight-line method for awards granted after the adoption of ASC 718. In general, equity-based awards vest annually over a three year period. Our performance-based restricted stock entitles the employee to receive common shares of the Company on the three-year anniversary of the grant date (if employed by the Company) if return on invested capital and revenue growth targets set by the Management Development and Compensation Committee of the Board of Directors on the date of grant are met. If return on invested capital and revenue growth targets are not met, performance-based restricted stock does not vest. Estimated attainment percentages and the corresponding equity-based compensation expense reported may vary from period to period.

## RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 to the consolidated financial statements in Item 8 for a description of certain recent accounting pronouncements including the expected dates of adoption and effects on our consolidated results of operations and financial condition.

### *Presentation of non-GAAP measures*

Adjusted net income (loss), adjusted diluted net income (loss) per share and quarterly adjusted return on invested capital ("ROIC") are supplemental measures of our performance that are not presented in accordance with U.S. generally accepted accounting principles ("GAAP"). We believe certain non-GAAP measures provide investors with an additional, useful perspective on our performance as seen through the eyes of management. Beginning fiscal 2009, we have used non-GAAP measures along with GAAP financial results for: analyzing the performance of our businesses; strategic and tactical decision making; and determining compensation. We do not consider non-GAAP measures to be a substitute for, or superior to, financial results presented in accordance with GAAP. All of the non-GAAP measures included herein were reconciled to the most directly comparable GAAP results in the financial statements. These non-GAAP measures may be calculated differently from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on a comprehensive set of accounting rules or principles and some of the adjustments reflect the exclusion of items that are recurring and will be reflected in the our GAAP financial results for the foreseeable future.

We exclude the following from our GAAP results in presenting non-GAAP measures:

*Equity-based compensation expenses*

We recognize the fair value of our equity-based compensation in expense. Equity-based compensation consists of common stock, stock options and performance-based, market-based and time-based restricted stock granted under our equity compensation plans. Equity-based compensation can vary significantly in amount from period to period.

*Other*

We believe the exclusion of certain other amounts allows for improved comparisons of our results to both prior periods and other companies. We exclude the following other items from non-GAAP measures:

- Amortization of intangibles
- Restructuring
- Impairment of goodwill
- Switzerland pension plan curtailment
- Gain on extinguishment of debt
- Non-cash interest expense
- Net tax settlement expense (benefit) and other tax adjustments

*Tax Adjustment*

Non-GAAP measures are tax adjusted using the GAAP tax rate associated with each quarterly period. The tax rate is calculated by dividing each quarter's GAAP tax expense (benefit), adjusted for discrete quarterly items, by the GAAP operating income (loss) for that quarter. Non-GAAP year-to-date measures are calculated by summing the associated quarterly non-GAAP measures, without further tax adjustments.

The specific non-GAAP measures included herein are: adjusted gross profit, adjusted gross margin, adjusted net income (loss), adjusted net margin, and adjusted earnings per share ("EPS"). We calculate these measures as follows:

*Adjusted Gross Profit and Adjusted Gross Margin*

Our non-GAAP adjusted gross profit and adjusted gross margin exclude the effects of equity-based compensation expense recorded within cost of sales.

*Adjusted Net Income (Loss), Adjusted Net Margin and Adjusted EPS*

Our non-GAAP adjusted net income (loss), adjusted net margin and adjusted EPS exclude equity-based compensation; amortization of intangibles; restructuring; impairment of goodwill; Switzerland pension plan curtailment; gain on extinguishment of debt; non-cash interest expense; net tax settlement expense (benefit); and related tax effects on non-GAAP adjustments.

The following table reflects certain GAAP results and the corresponding non-GAAP financial measures for fiscal 2010 and 2009:

| **Unaudited** | **Fiscal** | |
|---|---|---|
| *(in thousands, except per share amounts)* | **2010** | **2009*** |
| Gross profit **(GAAP results)** | $335,673 | $ 88,843 |
| – Equity-based compensation expense | 207 | 64 |
| Gross profit **(Non-GAAP measures)** | $335,880 | $ 88,907 |
| Income (loss) from operations **(GAAP results)** | $148,035 | $(73,524) |
| – Amortization of intangibles | 9,545 | 11,092 |
| – Equity-based compensation expense | 7,565 | 1,387 |
| – Restructuring | 2,402 | 10,959 |
| – Impairment of goodwill | — | 2,709 |
| – Switzerland pension plan curtailment | — | (1,446) |
| – Net tax settlement benefit and other tax adjustments | — | 1,812 |
| Income (loss) from operations **(Non-GAAP measures)** | $167,547 | $(47,011) |
| Weighted average shares outstanding **(GAAP & Non-GAAP)** | | |
| Basic | 70,012 | 62,188 |
| Diluted | 73,548 | 62,188 |
| Income (loss) per share from continuing operations **(GAAP results)** | | |
| Basic | $ 2.01 | $ (1.02) |
| Diluted | $ 1.92 | $ (1.02) |
| Adjustments to net income (loss) per share | | |
| Basic | $ 0.37 | $ 0.24 |
| Diluted | $ 0.35 | $ 0.24 |
| Income (loss) per share from continuing operations **(Non-GAAP measures)** | | |
| Basic | $ 2.38 | $ (0.78) |
| Diluted | $ 2.27 | $ (0.78) |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options*.

The following table reflects our adjusted ROIC for three months ended October 2, 2010:

| | Three months ended October 2, 2010 | |
|---|---|---|
| Income from operations | $ 56,675 | |
| Adjustment: Depreciation and amortization[1] | 4,273 | |
| Adjusted income from operations | 60,948 | |
| Adjusted income from operations, annualized[2] | | $243,792 |
| Cash, cash equivalents, restricted cash and investments | $ 181,334 | |
| Adjustment: cash, cash equivalents, restricted cash and investments[3] | (106,334) | |
| Adjusted cash, cash equivalents and investments | | $ 75,000 |
| Total assets excluding cash, cash equivalents and investments | | 398,835 |
| Adjusted total assets | | 473,835 |
| Total current liabilities | $ 125,130 | |
| Add: taxes payable[4] | 1,968 | |
| Adjusted current liabilities | | 127,098 |
| Adjusted net invested capital | | $346,737 |
| ROIC[4] | | 70.3% |

(1) Depreciation and amortization are excluded from the ROIC calculation.

(2) ROIC is calculated as non-GAAP adjusted income from operations, annualized by multiplying the current quarter's non-GAAP income from operations by 4, then divided by adjusted net invested capital. Adjusted income from operations is not intended to forecast the Company's future income from operations.

(3) Management estimates minimum cash requirement is $75.0 million.

(4) Adjusted current liabilities includes tax liabilities classified as current in prior periods but reclassed to long term liabilities as a result of our adoption of ASC 740.10 during the first quarter of fiscal 2008.

### Results of Operations for fiscal 2010 and 2009

The following table reflects our income (loss) from operations for fiscal 2010 and 2009:

| *(dollar amounts in thousands)* | Fiscal 2010 | Fiscal 2009 | $ Change | % Change |
|---|---|---|---|---|
| Net revenue | $762,784 | $225,240 | $537,544 | 238.7% |
| Cost of sales | 427,111 | 136,397 | 290,714 | 213.1% |
| Gross profit | 335,673 | 88,843 | 246,830 | 277.8% |
| Selling, general and administrative | 130,978 | 106,175 | 24,803 | 23.4% |
| Research and development | 56,660 | 53,483 | 3,177 | 5.9% |
| Impairment of goodwill | — | 2,709 | (2,709) | -100.0% |
| Operating expenses | 187,638 | 162,367 | 25,271 | 15.6% |
| Income (loss) from operations | $148,035 | $ (73,524) | $221,559 | 301.3% |

### Bookings and Backlog

A booking is recorded when a customer order is reviewed and it is determined that all specifications can be met, production (or service) can be scheduled, a delivery date can be set, and the customer meets our credit requirements. Our backlog consists of customer orders that are scheduled for shipment within the next 12 months. A majority of our orders are subject to cancellation or deferral by our customers with limited or no penalties. Also, customer demand for our products can vary dramatically without prior notice. Because of the volatility of customer demand, possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments, our backlog as of any particular date may not be indicative of net revenue for any succeeding period.

The following table reflects our bookings in fiscal 2010 and 2009:

| (in thousands) | Fiscal 2010 | Fiscal 2009 |
|---|---|---|
| Bookings | $973,062 | $208,234 |

The following table reflects our backlog as of October 2, 2010 and October 3, 2009:

| (in thousands) | As of October 2, 2010 | As of October 3, 2009 |
|---|---|---|
| Backlog | $252,459 | $42,181 |

### *Net Revenue*

Approximately 98.6% and 97.0% of our net revenue for fiscal 2010 and 2009, respectively, was for shipments to customer locations outside of the United States, primarily in the Asia/Pacific region, and we expect sales outside of the United States to continue to represent a substantial majority of our future revenue.

The following table reflects net revenue by business segment for fiscal 2010 and 2009:

| (dollar amounts in thousands) | Fiscal 2010 | Fiscal 2009 | $ Change | % Change |
|---|---|---|---|---|
| Equipment | $691,988 | $170,536 | $521,452 | 305.8% |
| Expendable Tools | 70,796 | 54,704 | 16,092 | 29.4% |
| Total | $762,784 | $225,240 | $537,544 | 238.7% |

### *Equipment*

The following table reflects the components of Equipment net revenue change from fiscal 2010 to 2009:

| (in thousands) | Fiscal 2010 vs. 2009 Price | Volume | $ Change |
|---|---|---|---|
| Equipment | $669 | $520,783 | $521,452 |

For fiscal 2010, higher Equipment net revenue was due to a 413.9% increase in volume for ball bonders and 157.8% increase in volume for wedge bonders. The volume increases were due to higher semiconductor unit demand and increased capacity utilization rates of our customers, which in turn increased demand for capital equipment. In addition, customer investment in new copper bonding capability has driven a significant proportion of our ball bonder business.

### *Expendable Tools*

The following table reflects the components of Expendable Tools net revenue change from fiscal 2010 to 2009:

| (in thousands) | Fiscal 2010 vs. 2009 Price | Volume | $ Change |
|---|---|---|---|
| Expendable Tools | $(752) | $16,844 | $16,092 |

The increase in Expendable Tools net revenue from fiscal 2009 to 2010 was due to volume increases in all our Expendable Tools businesses. Since Expendable Tools products are consumables used for the connections of Integrated Circuits ("IC") units, as overall consumer demand for electronic equipment has increased, so has the demand for IC units. As a result, volume increased for our Expendable Tools. Our non-wedge bonder Tools volume increased 31.3% while Blades volume increased 40.1%. Our wedge bonder tools net revenue also increased 25.7%.

### *Gross Profit*

The following table reflects gross profit by business segment for fiscal 2010 and 2009:

| *(dollar amounts in thousands)* | Fiscal 2010 | Fiscal 2009 | $ Change | % Change |
|---|---|---|---|---|
| Equipment | $292,946 | $59,433 | $233,513 | 392.9% |
| Expendable Tools | 42,727 | 29,410 | 13,317 | 45.3% |
| Total | $335,673 | $88,843 | $246,830 | 277.8% |

The following table reflects gross profit as a percentage of net revenue by business segment for fiscal 2010 and 2009:

| | Fiscal 2010 | Fiscal 2009 | Basis Point Change |
|---|---|---|---|
| Equipment | 42.3% | 34.9% | 740 |
| Expendable Tools | 60.4% | 53.8% | 660 |
| Total | 44.0% | 39.4% | 460 |

### *Equipment*

The following table reflects the components of Equipment gross profit change from fiscal 2010 to 2009:

| *(in thousands)* | Fiscal 2010 vs. 2009 | | | |
|---|---|---|---|---|
| | Price | Cost | Volume | $ Change |
| Equipment | $669 | $(220) | $233,064 | $233,513 |

For fiscal 2010, gross profit increased significantly due to volume increases for ball bonders and wedge bonders. The higher semiconductor unit demand during the current year increased capacity utilization rates of our customers, which in turn increased demand for capital equipment.

### *Expendable Tools*

The following table reflects the components of Expendable Tools gross profit change from fiscal 2010 to 2009:

| *(in thousands)* | Fiscal 2010 vs. 2009 | | | |
|---|---|---|---|---|
| | Price | Cost | Volume | $ Change |
| Expendable Tools | $(752) | $6,216 | $7,853 | $13,317 |

The net increase in Expendable Tools gross profit from fiscal 2009 to 2010 was primarily due to volume increases in all Expendable Tools businesses. Since Expendable Tools products are consumables used for the connections of IC units, as overall consumer demand for electronic equipment increased, so has the demand for IC units. As a result, volume has increased for our Expendable Tools segment. Tools volume increased 31.3%, while Blades volume increased 40.1%. The increase in the gross profit was also due to lower cost from better absorption of fixed manufacturing costs as our volumes were higher. Consolidating our capillary tools manufacturing from Israel to China also contributed to our cost reductions and resulted in improved gross profit.

### *Operating Expenses*

The following table reflects operating expenses as a percentage of net revenue for fiscal 2010 and 2009:

| | Fiscal 2010 | Fiscal 2009 | Basis Point Change |
|---|---|---|---|
| Selling, general and administrative | 17.2% | 47.1% | 2,990 |
| Research and development | 7.4% | 23.7% | 1,630 |
| Impairment of goodwill | 0.0% | 1.2% | 120 |
| Total | 24.6% | 72.0% | 4,740 |

***Selling, general and administrative ("SG&A")***

An increase in SG&A expenses of $24.8 million during fiscal 2010 as compared to fiscal 2009 was primarily due to:

- $14.7 million higher incentive compensation expense driven by current fiscal year net income as compared to a net loss during fiscal 2009;
- $5.4 million increase in sales commissions due to higher net revenue for the current fiscal year;
- $5.2 million higher equity-based compensation expense due to the following:
  - $2.3 million related to higher estimated percentage attainments for performance-based restricted stock, of which $0.3 million related to compensation as a result of the retirement of our Chief Executive Officer;
  - $1.5 million related to market-based restricted stock granted during fiscal 2010, of which $0.9 million related to compensation as a result of the retirement of our Chief Executive Officer, and;
  - $1.4 million related to time-based restricted stock granted during fiscal 2010.
- $4.7 million higher consulting, employee staffing and travel related costs, of which $1.9 million relates to the retirement of our Chief Executive Officer and the hiring of his replacement;
- $4.1 million higher factory transition costs for the move of additional production to Asia from Irvine, California and Israel;
- $1.9 million pension expense related to a current year increase in our pension obligation primarily related to sales representatives in Taiwan, and;
- $1.0 million unfavorable foreign currency variance.

These increases in SG&A were partially offset by:

- $8.6 million lower severance costs related to prior fiscal year headcount reductions, and;
- $2.9 million lower depreciation and amortization expense due to certain intangible assets and fixed assets becoming fully depreciated.

***Research and development ("R&D")***

The $3.2 million increase of R&D expense during fiscal 2010 compared to fiscal 2009 was mostly attributable to:

- $2.1 million higher R&D expense related to set up costs for our Israel technology center; and
- $0.8 million higher equity-based compensation expense due to higher estimated percentage attainments for performance-based restricted stock and time-based restricted stock granted during fiscal 2010.

***Impairment of goodwill***

Due to the earlier than anticipated end of product life cycle for our EasyLine and SwissLine die bonders, during fiscal 2009, we recorded a non-cash goodwill impairment charge of $2.7 million which reduced the value of the die bonder goodwill to zero.

### ***Income (Loss) from Operations***

The following table reflects income (loss) from operations by business segment for fiscal 2010 and 2009:

| | Fiscal | | | |
|---|---|---|---|---|
| *(dollar amounts in thousands)* | **2010** | **2009*** | **$ Change** | **% Change** |
| Equipment | $137,321 | $(78,741) | $216,062 | 274.4% |
| Expendable Tools | 10,714 | 5,217 | 5,497 | 105.4% |
| Total | $148,035 | $(73,524) | $221,559 | 301.3% |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

*Equipment*

For fiscal 2010, higher Equipment income from operations was due to significantly improved volume for ball bonders and wedge bonders. In addition for fiscal 2010, the higher semiconductor unit-demand during the current year increased capacity utilization rates of our customers, which in turn increased demand for capital equipment.

*Expendable Tools*

The increase in Expendable Tools income from operations from fiscal 2009 to 2010 was due to volume increases in all our Expendable Tools businesses. Accordingly, the net increase in Expendable Tools gross profit from fiscal 2009 to 2010 was primarily due to volume increases in all Expendable Tools businesses. In addition, the increase in the gross profit was due to lower cost from better absorption of fixed manufacturing costs as our volumes were higher. Consolidating our capillary tools manufacturing from Israel to China also contributed to our cost reductions and resulted in improved gross profit.

### ***Interest Income and Expense***

The following table reflects interest income and interest expense for fiscal 2010 and 2009:

| | Fiscal | | | |
|---|---|---|---|---|
| *(dollar amounts in thousands)* | **2010** | **2009*** | **$ Change** | **% Change** |
| Interest income | $ 403 | $ 1,106 | $(703) | -63.6% |
| Interest expense | (1,348) | (1,594) | 246 | -15.4% |
| Interest expense: non-cash* | (6,985) | (6,594) | (391) | 5.9% |

* Fiscal 2009 adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

The decline in interest income during fiscal 2010 was due to lower rates of return on invested cash balances because of lower prevailing interest rates. The decrease in interest expense during fiscal 2010 was attributable to the retirement of our 1.0% Convertible Subordinated Notes.

*Gain on Extinguishment of Debt*

There were no purchases of Convertible Subordinated Notes during fiscal 2010. The following table reflects purchases of our Convertible Subordinated Notes during fiscal 2009:

| *(in thousands)* | Fiscal 2009 |
|---|---|
| **0.5% Convertible Subordinated Notes[1]:** | |
| Face value purchased | $43,050 |
| Net cash | 42,839 |
| Deferred financing costs | 18 |
| Recognized gain, net of deferred financing costs | 193 |
| **1.0% Convertible Subordinated Notes:[2]** | |
| Face value purchased | $16,036 |
| Net cash | 12,158 |
| Deferred financing costs | 106 |
| Recognized gain, net of deferred financing costs | 3,772 |
| Gain on extinguishment of debt | $ 3,965 |

(1) Fiscal 2009 repurchase transactions occurred prior to redemption on November 30, 2008.

(2) Activity during fiscal 2009 reflects repurchases pursuant to a tender offer.

***Provision (Benefit) for Income Taxes for fiscal 2010 and 2009***

The following table reflects the provision (benefit) for income taxes and the effective tax rate from continuing operations for fiscal 2010 and 2009:

| *(dollar amounts in thousands)* | Fiscal 2010 | Fiscal 2009* |
|---|---|---|
| Income (loss) from continuing operations before taxes | $140,105 | $(76,641) |
| Benefit for income taxes | (2,037) | (13,029) |
| Income (loss) from continuing operations | $142,142 | $(63,612) |
| Effective tax rate | -1.5% | 17.0% |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

Our effective tax rate of -1.5% for fiscal 2010 is lower than the U.S. statutory rate of 35.0% primarily due to certain domestic and foreign valuation allowance releases, permanent items, state taxes, and federal alternative minimum taxes. We continue to maintain a valuation allowance against a majority of our state deferred tax assets and deferred tax assets in certain foreign jurisdictions as the realization of these assets is not more likely than not given uncertainty of future earnings in these jurisdictions.

Our effective tax rate of 17.0% for fiscal 2009 is lower than the U.S. statutory rate of 35.0% primarily due to settlements of certain foreign income tax exposures, losses in foreign jurisdictions with tax holidays, permanent items, state taxes, and increases in the valuation allowance.

Our future effective tax rate would be affected if earnings were lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. We regularly assess the effects resulting from these factors to determine the adequacy of our provision for income taxes.

### *Income from Discontinued Operations, net of tax*

We committed to a plan of disposal for our Wire business in fiscal 2008, and on September 29, 2008, completed the sale of certain assets and liabilities associated with the Wire business. Included in discontinued operations for fiscal 2009 are net proceeds of $149.9 million and a net gain of $22.0 million, net of tax, related to the Wire sale.

The following table reflects operating results of the Wire business discontinued operations for fiscal 2009:

| (in thousands) | Fiscal 2009 |
|---|---|
| Net revenue | $ — |
| Income (loss) before tax | $ (319) |
| Gain on sale of Wire business before tax | 23,026 |
| Income from discontinued operations before tax | 22,707 |
| Income tax expense | (696) |
| Income from discontinued operations, net of tax | $22,011 |

### *Results of Operations for fiscal 2009 and 2008*

The following table reflects our loss from operations for fiscal 2009 and 2008:

| (in thousands) | Fiscal 2009 | Fiscal 2008 | $ Change | % Change |
|---|---|---|---|---|
| Net revenue | $225,240 | $328,050 | $(102,810) | -31.3% |
| Cost of sales | 136,397 | 194,257 | (57,860) | -29.8% |
| Gross profit | 88,843 | 133,793 | (44,950) | -33.6% |
| Selling, general and administrative | 106,175 | 89,356 | 16,819 | 18.8% |
| Research and development | 53,483 | 59,917 | (6,434) | -10.7% |
| Impairment of goodwill | 2,709 | — | 2,709 | 0.0% |
| U.S. pension plan termination | — | 9,152 | (9,152) | 0.0% |
| Operating expenses | 162,367 | 158,425 | 3,942 | 43.1% |
| Loss from operations | $(73,524) | $(24,632) | $ (48,892) | -198.5% |

## Bookings and Backlog

The following table reflects our bookings in fiscal 2009 and 2008:

| (in thousands) | Fiscal 2009 | Fiscal 2008 |
|---|---|---|
| Bookings | $208,234 | $291,994 |

The following table reflects our backlog as of October 3, 2009 and September 27, 2008:

| (in thousands) | As of October 3, 2009 | As of September 27, 2008 |
|---|---|---|
| Backlog | $42,181 | $49,508 |

### *Net Revenue*

Approximately 97.0% and 95.6% of our net revenue for fiscal 2009 and 2008, respectively, was from shipments to customer locations outside of the United States, primarily in the Asia/Pacific region.

The following table reflects net revenue by business segment for fiscal 2009 and 2008:

| *(dollar amounts in thousands)* | Fiscal 2009 | Fiscal 2008 | $ Change | % Change |
|---|---|---|---|---|
| Equipment | $170,536 | $271,019 | $(100,483) | -37.1% |
| Expendable Tools | 54,704 | 57,031 | (2,327) | -4.1% |
| Total | $225,240 | $328,050 | $(102,810) | -31.3% |

### *Equipment*

The following table reflects the components of Equipment net revenue change from fiscal 2009 to 2008:

| | Fiscal 2009 vs. 2008 | | | |
|---|---|---|---|---|
| *(in thousands)* | Price | Volume | Orthodyne | $ Change |
| Equipment | $(5,901) | $(120,824) | $26,242 | $(100,483) |

The decrease in net revenue from fiscal 2008 to fiscal year 2009 was mainly due to a 45.8% decrease in volume for Ball Bonders, 52.7% decrease in volume for Die Bonders and 31.8% decrease in Support Services. The fiscal 2009 decrease in volume was mainly due to a decline in global demand for assembly equipment during the first half of fiscal 2009 driven by the global economic downturn. As overall consumer demand for electronic equipment declined, so did factory utilization of our OSAT and IDM customers. The overall volume decrease was partially offset by net revenue from our Wedge Bonder Equipment business acquired during fiscal year 2009.

### *Expendable Tools*

The following table reflects the components of Expendable Tools net revenue change from fiscal 2009 to 2008:

| | Fiscal 2009 vs. 2008 | | | |
|---|---|---|---|---|
| *(in thousands)* | Price | Volume | Orthodyne | $ Change |
| Expendable Tools | $2 | $(17,764) | $15,437 | $(2,327) |

The net decrease in Expendable Tools revenue from fiscal 2008 to 2009 was due to volume decreases in both our Tools and Blades businesses. Tools volumes decreased 31.0%, while Blades volumes decreased 30.6%. Our Expendable Tools products are consumables used for the connections of IC units; therefore, as overall consumer demand for electronic equipment declined in the first half of fiscal 2009, due to the economic downturn, the demand for IC units also declined. As a result, volume declined for our Expendable Tools segment. Offsetting this volume decrease was the net revenue from our newly acquired Wedge bonder Tools business.

### *Gross Profit*

The following table reflects gross profit by business segment for fiscal 2009 and 2008:

| *(dollar amounts in thousands)* | Fiscal 2009 | Fiscal 2008 | $ Change | % Change |
|---|---|---|---|---|
| Equipment | $59,433 | $105,520 | $(46,087) | -43.7% |
| Expendable Tools | 29,410 | 28,273 | 1,137 | 4.0% |
| Total | $88,843 | $133,793 | $(44,950) | -33.6% |

The following table reflects gross profit as a percentage of net revenue by business segment for fiscal 2009 and 2008:

| | Fiscal | | Basis Point Change |
|---|---|---|---|
| | 2009 | 2008 | |
| Equipment | 34.9% | 38.9% | (408) |
| Expendable Tools | 53.8% | 49.6% | 419 |
| Total | 39.4% | 40.8% | (134) |

***Equipment***

The following table reflects the components of Equipment gross profit change from fiscal 2009 to 2008:

| | Fiscal 2009 vs. 2008 | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | Price | Cost | Volume | Orthodyne | $ Change |
| Equipment | $(5,901) | $1,201 | $(49,298) | $7,911 | $(46,087) |

The decrease in gross profit from fiscal 2008 to 2009 was mainly due to decrease in volume for Ball Bonders and Die Bonders as well as decline in Support Services. The fiscal 2009 decrease in volume was mainly due to a decline in global demand for assembly equipment during the first half of fiscal 2009 driven by the global economic downturn. As overall consumer demand for electronic equipment declined, so did the factory utilization of our OSAT and IDM customers. The decrease in gross profit was partially offset by gross profit from our Wedge Bonder Equipment business acquired during fiscal 2009. The improvement in cost is primarily due to cost reduction efforts related to material purchases.

***Expendable Tools***

The following table reflects the components of Expendable Tools gross profit change from fiscal 2009 to 2008:

| | Fiscal 2009 vs. 2008 | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | Price | Cost | Volume | Orthodyne | $ Change |
| Expendable Tools | $2 | $(970) | $(8,818) | $10,923 | $1,137 |

The net increase in Expendable Tools gross profit from fiscal 2008 to 2009 was primarily due to the newly acquired Wedge Bonder Tools business, offset by volume decreases in both our Tools and Blades businesses. The decrease in both Tools and Blades volume in fiscal 2009 was due to the economic downturn during the first half of fiscal 2009, which decreased demand for IC units. The increase in cost was primarily due to fixed manufacturing costs not being fully absorbed by the lower volumes during fiscal 2009.

***Operating Expenses***

The following table reflects operating expenses as a percentage of net revenue for fiscal 2009 and 2008:

| | Fiscal | | Basis Point Change |
|---|---|---|---|
| | 2009 | 2008 | |
| Selling, general and administrative | 47.1% | 27.2% | 1,990 |
| Research and development | 23.7% | 18.3% | 548 |
| Impairment of goodwill | 1.2% | 0.0% | 120 |
| U.S. pension plan termination | 0.0% | 2.8% | (279) |
| Total | 72.0% | 48.3% | 2,379 |

The SG&A increase of $16.8 million during fiscal 2009 as compared to fiscal 2008 was primarily due to:

- $29.8 million of expense related to our Wedge bonder business acquired during fiscal 2009 of which $10.9 million related to amortization of intangible assets and $1.9 million was for severance;
- $4.0 million of severance costs related to our fiscal 2009 plan to reduce our global workforce;
- $2.7 million expense related to contractual commitments for former Test facilities;

- $1.8 million of legal expense; and
- $1.7 million of factory transition expense related to moving additional production to Singapore, China and Malaysia.

These increases in SG&A were partially offset by:

- $20.3 million of overall cost reductions due mainly to our fiscal 2009 global workforce reduction;
- $2.3 million of lower foreign currency exchange losses;
- $1.4 million curtailment of our Switzerland pension plan in fiscal 2009; and
- $1.3 million lower incentive compensation and equity-based compensation expense.

***Research and development ("R&D")***

The $6.4 million decrease of R&D expense during fiscal 2009 compared to 2008 was mostly attributable to:

- $15.6 million of lower Equipment segment costs due to reduced headcount, and
- $1.6 million less prototype spending with the releases of our latest ball bonder and die bonder product platforms.

These decreases were partially offset by $10.8 million of R&D costs related to our Wedge Bonder business acquired during fiscal 2009.

***Impairment of goodwill***

Due to the earlier than anticipated end of product life cycle for our EasyLine and SwissLine die bonders, during fiscal 2009, we recorded a non-cash goodwill impairment charge of $2.7 million which reduced the value of the die bonder goodwill to zero.

***U.S. pension plan termination***

Fiscal 2008 operating expenses included a one-time, non-cash expense of $9.2 million related to the termination of our U.S. pension plan.

***Income (Loss) from Operations***

The following table reflects income (loss) from operations by business segment for fiscal 2009 and 2008:

| | Fiscal | | | |
|---|---|---|---|---|
| *(dollar amounts in thousands)* | **2009** | **2008** | **$ Change** | **% Change** |
| Equipment | $(78,741) | $(25,934) | $(52,807) | 203.6% |
| Expendable Tools | 5,217 | 1,302 | 3,915 | 300.7% |
| Total | $(73,524) | $(24,632) | $(48,892) | 198.5% |

*Equipment*

The higher net loss from operations from fiscal 2008 to 2009 was mainly due to decreases in volume for Ball Bonders and Die Bonders as well as decline in Support Services. In addition, higher operating expenses for Wedge bonder amortization of intangibles and severance increased the Equipment net loss.

*Expendable Tools*

The higher Expendable Tools net income from operations from fiscal 2008 to 2009 was primarily due to the newly acquired Wedge bonder Tools business partially offset by our Tools and Blades businesses. In addition, lower operating expenses due to overall cost reduction measures increased our Expendable Tools net income.

### *Interest Income and Expense*

The following table reflects interest income and interest expense for fiscal 2009 and 2008:

| *(dollar amounts in thousands)* | Fiscal 2009 | Fiscal 2008 | $ Change | % Change |
|---|---|---|---|---|
| Interest income | $ 1,106 | $ 4,732 | $(3,626) | -76.6% |
| Interest expense | (1,594) | (1,985) | 391 | -19.7% |
| Interest expense: non-cash* | (6,594) | (6,616) | 22 | -0.3% |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

The decline in interest income during fiscal 2009 was due to lower rates of return on invested cash balances and overall lower average cash balances. The decrease in interest expense during fiscal 2009 was attributable to the retirement of our 0.5% Convertible Subordinated Notes and repurchase of $16.0 million (face value) of our 1.0% Convertible Subordinated Notes.

### *Gain on Extinguishment of Debt*

The following table reflects purchases of our Convertible Subordinated Notes during fiscal 2009 and 2008:

| *(in thousands)* | Fiscal 2009 | Fiscal 2008 |
|---|---|---|
| **0.5% Convertible Subordinated Notes:**[1] | | |
| Face value purchased | $43,050 | $4,000 |
| Net cash | 42,839 | 3,815 |
| Deferred financing costs | 18 | 15 |
| Recognized gain, net of deferred financing costs | 193 | 170 |
| **1.0% Convertible Subordinated Notes:**[2] | | |
| Face value purchased | $16,036 | $ — |
| Net cash | 12,158 | — |
| Deferred financing costs | 106 | — |
| Recognized gain, net of deferred financing costs | 3,772 | — |
| Gain on extinguishment of debt | $ 3,965 | $ 170 |

(1) Fiscal 2009 repurchase transactions occurred prior to redemption on November 30, 2008.

(2) Activity during fiscal 2009 reflects repurchases pursuant to a tender offer.

### *Benefit for Income Taxes for fiscal 2009 and 2008*

The following table reflects the provision (benefit) for income taxes and the effective tax rate from continuing operations for fiscal 2009 and 2008:

| *(dollar amounts in thousands)* | Fiscal 2009* | Fiscal 2008* |
|---|---|---|
| Loss from continuing operations before taxes | $(76,641) | $(28,331) |
| Benefit for income taxes | (13,029) | (3,610) |
| Loss from continuing operations | $(63,612) | $(24,721) |
| Effective tax rate | 17.0% | 12.7% |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

Our provision for income taxes from continuing operations for fiscal 2009 reflects an income tax benefit of $13.0 million which primarily consists of $12.4 million of net income tax benefit for the settlement of certain foreign income tax exposures and $0.4 million for the reduction in deferred tax liabilities related to potential repatriation of foreign earnings. These amounts are offset by $0.2 million for state taxes, $0.1 million for income tax related to foreign operations, $0.1 million for foreign withholding taxes and $0.1 million of other U.S. current and deferred taxes.

Our income tax benefit for fiscal 2008 reflects income tax expense on foreign income tax exposures, foreign withholding taxes, repatriation of foreign earnings, federal alternative minimum taxes and state taxes offset by income tax benefits related to the termination of the pension plan and income tax benefits on loses in foreign jurisdictions.

Our effective tax rate of 17.0% for fiscal 2009 is lower than the U.S. statutory rate of 35% primarily due to settlements of certain foreign income tax exposures, losses in foreign jurisdictions with tax holidays, permanent items, state taxes, and increases in the valuation allowance. We continue to maintain a valuation allowance against certain deferred tax assets which, based on an analysis of positive and negative evidence are more likely than not to not be realized. This evidence includes analysis of past results, uncertainty with respect to the impact of restructuring of certain international operations, projections of future results and the significant historic volatility of our Equipment segment.

Our future effective tax rate would be affected if earnings were lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. We regularly assess the effects resulting from these factors to determine the adequacy of our provision for income taxes.

***Income from Discontinued Operations, net of tax***

We committed to a plan of disposal for our Wire business in fiscal 2008, and on September 29, 2008, completed the sale of certain assets and liabilities associated with the Wire business. Included in discontinued operations for fiscal 2009 are net proceeds of $149.9 million and a net gain of $22.0 million, net of tax, related to the Wire sale.

The following table reflects operating results of the Wire business discontinued operations for fiscal 2009 and 2008:

| | Fiscal | |
|---|---|---|
| *(in thousands)* | **2009** | **2008** |
| Net revenue | $ — | $423,971 |
| Income (loss) before tax | $ (319) | $ 23,690 |
| Gain on sale of Wire business before tax | 23,026 | — |
| Income from discontinued operations before tax | 22,707 | 23,690 |
| Income tax expense | (696) | (249) |
| Income from discontinued operations, net of tax | $22,011 | $ 23,441 |

## LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2010, our working capital needs were funded through cash from operating activities. Our net increase in cash was primarily due to fiscal 2010 net income partially offset by cash used to repay our Convertible Subordinated Notes that matured and were redeemed during fiscal 2010.

The following table reflects cash, cash equivalents, restricted cash, and short-term investments as of October 2, 2010 and October 3, 2009:

| *(dollar amounts in thousands)* | As of October 2, 2010 | As of October 3, 2009 | $ Change |
|---|---|---|---|
| Cash and cash equivalents | $178,112 | $144,560 | $33,552 |
| Restricted cash[1] | 237 | 281 | (44) |
| Short-term investments | 2,985 | — | 2,985 |
| Total cash and investments | $181,334 | $144,841 | $36,493 |
| Percentage of total assets | 31.3% | 35.1% | |

(1) Fiscal 2010 and 2009 restricted cash related to customs requirements in Malaysia and China, respectively.

The following table reflects summary Consolidated Statement of Cash Flow information for fiscal 2010 and 2009:

| *(in thousands)* | Fiscal 2010 | Fiscal 2009 |
|---|---|---|
| Cash flows provided by (used in): | | |
| Operating activities, continuing operations | $ 87,638 | $ (51,406) |
| Operating activities, discontinued operations | (1,839) | (2,116) |
| Operating activities | 85,799 | (53,522) |
| Investing activities, continuing operations | (4,591) | (51,453) |
| Investing activities, discontinued operations | (1,838) | 149,857 |
| Investing activities | (6,429) | 98,404 |
| Financing activities | (46,121) | (45,439) |
| Effect of exchange rate on cash and cash equivalents | 303 | 185 |
| Changes in cash and cash equivalents | 33,552 | (372) |
| Cash and cash equivalents, beginning of period | 144,560 | 144,932 |
| Cash and cash equivalents, end of period | 178,112 | 144,560 |
| Restricted cash and short-term investments | 3,222 | 281 |
| Total cash and investments | $181,334 | $144,841 |

### Fiscal 2010

*Continuing Operations*

Net cash provided by operating activities was primarily a result of net income of $142.1 million plus non-cash adjustments of $30.3 million partially offset by a net increase in net working capital of $84.8 million. The net increase in working capital was primarily driven by increases in accounts receivable and inventory offset by increases in accounts payable.

Net cash used in investing activities of $4.6 million was comprised of capital expenditures of $6.3 million and purchases of investments of $3.0 million partially offset by $3.9 million of net proceeds from the sale of our building in Israel and $0.7 million of net proceeds from the sale of a portion of land in Berg, Switzerland.

Net cash used in financing activities was due to the maturity and redemption of our 1.0% Convertible Subordinated Notes for $49.0 million partially offset by proceeds from stock option exercises of $2.9 million.

*Discontinued Operations*

Net cash used in operating activities was primarily facility payments related to our former Test business of $1.8 million.

Net cash used in investing activities of $1.8 million was the result of the sale of our Wire business.

**Fiscal 2009**

*Continuing Operations*

Net cash used in operating activities was primarily a result of a $63.6 million net loss partially offset by other non-cash adjustments and increases in net working capital. The net increase in working capital were primarily driven by changes in income taxes payable, accounts receivable, and accounts payable.

Net cash used in investing activities of $51.5 million was primarily due to the purchase of Orthodyne for $87.0 million and capital purchases of $5.3 million partially offset by net changes in restricted cash of $34.7 million.

Net cash used in financing activities was due to the purchase and retirement of our convertible subordinated notes for $84.4 million partially offset by our sale of 8.0 million shares of our common stock for $38.7 million.

*Discontinued Operations*

Net cash used in operating activities was primarily facility payments related to our former Test business of $1.8 million and $0.3 million of shutdown activities for our former Wire business.

Net cash provided by investing activities of $149.9 million was the result of the sale of our Wire business.

**Fiscal 2011 Liquidity and Capital Resource Outlook**

We expect our fiscal 2011 capital expenditures to be $13.0 to $14.0 million. Expenditures are anticipated to be primarily used for the expansion of our manufacturing operations infrastructure in Asia and various R&D projects.

We believe that our existing cash and investments, anticipated cash flows from operations and available credit facility will be sufficient to meet our liquidity and capital requirements for at least the next twelve months. Our liquidity is affected by many factors, some based on normal operations of our business and others related to global economic conditions and industry uncertainties, which we cannot predict. We also cannot predict economic conditions and industry downturns or the timing, strength or duration of recoveries. We will continue to use our cash for working capital needs, general corporate purposes, and to repay and/or refinance our Convertible Subordinated Notes.

We may seek, as we believe appropriate, additional debt or equity financing which would provide capital for corporate purposes, working capital funding, additional liquidity needs or to fund future growth opportunities. The timing and amount of potential capital requirements cannot be determined at this time and will depend on a number of factors, including our actual and projected demand for our products, semiconductor and semiconductor capital equipment industry conditions, competitive factors, and the condition of financial markets.

*Convertible Subordinated Notes*

The following table reflects debt, consisting of Convertible Subordinated Notes, as of October 2, 2010 and October 3, 2009:

| Rate | Payment dates of each year | Conversion price | Maturity date | As of October 2, 2010 | As of October 3, 2009* |
|---|---|---|---|---|---|
| | | | | (in thousands) | |
| 0.875% | June 1 and December 1 | $14.36 | June 1, 2012 | $110,000 | $110,000 |
| Debt discount on 0.875% Convertible Subordinated Notes due June 2012 | | | | (11,525) | (17,783) |
| 1.000% | June 30 and December 30 | $12.84 | Redeemed June 30, 2010 | — | 48,964 |
| | | | | $ 98,475 | $141,181 |

The following table reflects additional information regarding our Convertible Subordinated Notes as of October 2, 2010:

| Description | Maturity date | Par value | Fair value as of October 2, 2010[1] |
|---|---|---|---|
| | | (in thousands) | |
| 0.875% Convertible Subordinated Notes[2]. . . . | June 1, 2012 | $110,000 | $102,025 |
| | | $110,000 | $102,025 |

(1) In accordance with ASC 820, we rely upon quoted market prices.

(2) We determined our corporate rating was not necessary; therefore, our 0.875% Convertible Subordinated Notes are not rated.

The following table reflects amortization expense related to issuance costs from our Subordinated Convertible Notes for fiscal 2010, 2009, and 2008:

| (in thousands) | Fiscal 2010 | Fiscal 2009* | Fiscal 2008* |
|---|---|---|---|
| Amortization expense related to issue costs . . . . . . . . . | $718 | $791 | $1,236 |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

*0.875% Convertible Subordinated Notes*

On June 6, 2007, we issued $110.0 million aggregate principal amount of 0.875% Convertible Subordinated Notes due 2012. Net proceeds from the issuance were $106.4 million. Debt issuance costs of $3.6 million were incurred in connection with the issuance of the 0.875% Convertible Subordinated Notes and are amortized to expense over 60 months.

Holders of the 0.875% Convertible Subordinated Notes may convert their notes based on an initial conversion rate of approximately 69.6621 shares per $1,000 principal amount of notes (equal to an initial conversion price of approximately $14.355 per share) only under specific circumstances. The initial conversion rate will be adjusted for certain events.

*1.00% Convertible Subordinated Notes*

During fiscal 2010 our outstanding 1.0% Notes matured in June 2010 and were redeemed.

During fiscal 2009, we repurchased $3.0 million (face value) of our 1.0% Convertible Subordinated Notes for net cash of $2.0 million and recognized a net gain of $1.0 million. In addition during fiscal 2009, we conducted a tender offer and purchased $13.0 million (face value) of our 1.0% Convertible Subordinated Notes for net cash of $10.1 million and recognized a net gain of $2.8 million, net of unamortized deferred financing costs.

*0.50% Convertible Subordinated Notes*

During fiscal 2009, we purchased in the open market $43.1 million (face value) of our 0.5% Convertible Subordinated Notes for net cash of $42.8 million. A net gain of $0.2 million was recognized during fiscal 2009 related to these repurchases. The remaining 0.5% Convertible Subordinated Notes matured November 2008 and were redeemed.

In addition during fiscal 2008, we purchased in the open market $4.0 million (face value) of the outstanding notes for net cash of $3.8 million and recognized a net gain of $0.2 million, net of unamortized deferred financing costs related to these repurchases.

*Other Obligations and Contingent Payments*

Under GAAP, certain obligations and commitments are not required to be included in the Consolidated Balance Sheets and Statements of Operations. These obligations and commitments, while entered into in the normal course of business, may have a material impact on our liquidity. Certain of the following commitments as of October 2, 2010 are appropriately not included in the Consolidated Balance Sheets and Statements of Operations included in this Form 10-K; however, they have been disclosed in the following table for additional information.

The following table identifies obligations and contingent payments under various arrangements as of October 2, 2010:

| | | Payments due by fiscal period | | | | |
|---|---|---|---|---|---|---|
| *(in thousands)* | Total | Less than 1 year | 1 – 3 years | 3 – 5 years | More than 5 years | Due date not determinable |
| **Contractual Obligations:** | | | | | | |
| Convertible Subordinated Notes, par value[1] | $110,000 | | $110,000 | | | |
| **Current and long-term liabilities:** | | | | | | |
| Pension plan obligations | 4,659 | | | | | $4,659 |
| Severance | 5,169 | $ 2,947 | 281 | | | 1,941 |
| Facility accrual related to discontinued operations (Test) | 3,061 | 1,734 | 1,327 | | | |
| Obligations related to Chief Executive Officer transition[2] | 3,024 | 2,201 | 823 | | | |
| Operating lease retirement obligations | 2,226 | 140 | 669 | $ 622 | $ 795 | |
| Long-term income taxes payable | 1,968 | | | | | 1,968 |
| Total Obligations and Contingent Payments reflected on the Consolidated Financial Statements | $130,107 | $ 7,022 | $113,100 | $ 622 | $ 795 | $8,568 |
| **Contractual Obligations:** | | | | | | |
| Inventory purchase obligations[3] | $ 99,231 | $ 99,231 | | | | $ — |
| Operating lease obligations[4] | 32,596 | 8,710 | $ 11,846 | $5,295 | $6,745 | |
| Cash paid for interest | 1,926 | 963 | 963 | | | |
| **Commercial Commitments:** | | | | | | |
| Standby Letters of Credit[5] | 95 | 95 | | | | |
| Total Obligations and Contingent Payments not reflected on the Consolidated Financial Statements | $133,848 | $108,999 | $ 12,809 | $5,295 | $6,745 | $ — |

(1) Does not reflect debt discount of $11.5 million related to our 0.875% Notes.

(2) In connection with the September 2010 retirement of our Chief Executive Officer ("CEO"), we entered into a three year consulting arrangement with him. In addition, in connection with the employment agreement for our recently hired CEO, we are obligated to pay certain bonus and relocation payments.

(3) We order inventory components in the normal course of our business. A portion of these orders are non-cancelable and a portion may have varying penalties and charges in the event of cancellation. The significant increase in inventory purchase obligations is attributable to anticipated higher sales.

(4) We have minimum rental commitments under various leases (excluding taxes, insurance, maintenance and repairs, which are also paid by us) primarily for various facility and equipment leases, which expire periodically through 2018 (not including lease extension options, if applicable).

(5) We provide standby letters of credit which represent obligations in lieu of security deposits for employee benefit programs and a customs bond.

*Credit Facility*

On September 29, 2010, Kulicke and Soffa Global Holding Corporation ("GHC"), our wholly-owned subsidiary, entered into a Short Term Credit Facilities Agreement (the "Facilities Agreement") with DBS Bank Ltd. Labuan Branch ("DBS Bank"). In accordance with the Facilities Agreement, DBS Bank has agreed to make available to GHC the following banking facilities:

(i) a short term loan facility of up to $12.0 million (the "STL Facility"); and

(ii) a revolving credit facility of up to $8.0 million (the "RC Facility").

The STL Facility is an uncommitted facility, and therefore, cancellable by DBS Bank at any time in its sole discretion. Borrowings under the STL Facility bear interest at the Singapore Interbank Offered Rate ("SIBOR") plus 1.5%. The RC Facility is a committed facility and is available to GHC until September 10, 2013, the maturity date. Borrowings under the RC Facility bear interest at SIBOR plus 2.5%. The Facilities Agreement has been entered into in order to provide support, if needed, to fund GHC's working capital requirements. There are currently no outstanding amounts under the Facilities Agreement. The Facilities Agreement contains customary representations and warranties and covenants for agreements of this nature, including covenants that require GHC to maintain a positive net worth and to maintain all of our material operating accounts with DBS Bank Ltd, Singapore. Events of default under the Facilities Agreement include: (i) the failure to make payments when due, (ii) breach of covenants, (iii) breach of representations and warranties, (iv) insolvency, and (v) any material adverse change in GHC or our financial condition which would affect GHC's ability to perform its obligations under the Facilities Agreement and the related security documents. We have agreed to guarantee GHC's obligations under the Facilities Agreement pursuant to a Guaranty Agreement, dated as September 29, 2010, by and between us and DBS Bank.

In connection with the Facilities Agreement, on September 29, 2010, GHC and DBS Bank entered into a Debenture, pursuant to which GHC granted a security interest in substantially all of its assets, which include most of our consolidated accounts receivable and inventory, to secure the obligations under the Facilities Agreement.

*Orthodyne Earnout*

On October 3, 2008, we completed the acquisition of certain assets of Orthodyne and agreed to pay Orthodyne an additional amount in the future based upon the gross profit realized by the acquired business over a three year period from date of acquisition pursuant to an Earnout Agreement (the "Earnout"). A former owner of Orthodyne was employed by us until his resignation on October 31, 2010. Payment from the Earnout is not contingent upon his employment. As of October 2, 2010, the maximum payout under the Earnout was $10.0 million; however, we estimated that our maximum exposure would not exceed $2.8 million. As of October 2, 2010, no Earnout was accrued.

*Off-Balance Sheet Arrangements*

We currently do not have any off-balance sheet arrangements such as derivatives, indirect guarantees of indebtedness, contingent interests, or obligations associated with variable interest entities.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### *Interest Rate Risk*

As of October 2, 2010, we held $3.0 million of available-for-sale investments which subject us to interest rate risk. Our available-for-sale securities consist of fixed income investments (such as corporate bonds, commercial paper, time deposits and U.S. Treasury and Agency securities, or mutual funds that invest in these instruments). We continually monitor our exposure to changes in interest rates and credit ratings of issuers with respect to any available-for-sale securities and target an average life to maturity of less than eighteen months. Accordingly, we believe that the effects to us of changes in interest rates and credit ratings of issuers are limited and would not have a material impact on our financial condition or results of operations.

### *Foreign Currency Risk*

Our international operations are exposed to changes in foreign currency exchange rates due to transactions denominated in currencies other than the location's functional currency. We are also exposed to foreign currency fluctuations that impact the remeasurement of net monetary assets of those operations whose functional currency, the U.S. dollar, differs from their respective local currencies, most notably in Israel, Malaysia, Singapore and Switzerland. In addition to net monetary remeasurement, we have exposures related to the translation of subsidiary financial statements from their functional currency, the local currency, into our reporting currency, the U.S. dollar, most notably in China and Japan. Our U.S. operations also have foreign currency exposure due to net monetary assets denominated in currencies other than the U.S. dollar.

Based on our overall currency rate exposure as of October 2, 2010, a near term 10% appreciation or depreciation in the foreign currency portfolio to the U.S. dollar could impact on our financial position, results of operations or cash flows by $3.0 to $4.0 million. Our board of directors has granted management the authority to enter into foreign exchange forward contracts and other instruments designed to minimize the short term impact currency fluctuations have on our business. We may enter into foreign exchange forward contracts and other instruments in the future; however, our attempts to hedge against these risks may not be successful and may result in a material adverse impact on our financial results and cash flow.

## Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of Kulicke and Soffa Industries, Inc. listed in the index appearing under Item 15 (a)(1) herein are filed as part of this Report under this Item 8.

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholders of Kulicke and Soffa Industries, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Kulicke and Soffa Industries, Inc., and its subsidiaries (the "Company") at October 2, 2010 and October 3, 2009, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 2, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 6 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlements) in fiscal 2010.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
December 9, 2010

**KULICKE AND SOFFA INDUSTRIES, INC.**

**CONSOLIDATED BALANCE SHEETS**
***(in thousands)***

| | As of | |
|---|---|---|
| | October 2, 2010 | October 3, 2009* |
| ASSETS | | |
| Current Assets: | | |
| Cash and cash equivalents | $178,112 | $ 144,560 |
| Restricted cash | 237 | 281 |
| Short-term investments | 2,985 | — |
| Accounts and notes receivable, net of allowance for doubtful accounts of $980 and $1,378, respectively | 196,035 | 95,779 |
| Inventories, net | 73,893 | 41,489 |
| Prepaid expenses and other current assets | 15,985 | 11,566 |
| Deferred income taxes | 5,443 | 1,786 |
| TOTAL CURRENT ASSETS | 472,690 | 295,461 |
| Property, plant and equipment, net | 30,059 | 36,046 |
| Goodwill | 26,698 | 26,698 |
| Intangible assets | 39,111 | 48,656 |
| Other assets | 11,611 | 5,774 |
| TOTAL ASSETS | $580,169 | $ 412,635 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current Liabilities: | | |
| Current portion of long-term debt | $ — | $ 48,964 |
| Accounts payable | 82,353 | 39,908 |
| Accrued expenses and other current liabilities | 41,498 | 32,576 |
| Income taxes payable | 1,279 | 1,612 |
| TOTAL CURRENT LIABILITIES | 125,130 | 123,060 |
| Long-term debt | 98,475 | 92,217 |
| Deferred income taxes | 20,355 | 16,282 |
| Other liabilities | 13,729 | 10,273 |
| TOTAL LIABILITIES | 257,689 | 241,832 |
| Commitments and contingent liabilities (Note 13) | | |
| SHAREHOLDERS' EQUITY: | | |
| Preferred stock; without par value: | | |
| Authorized – 5,000 shares; issued – none | — | — |
| Common stock, no par value: | | |
| Authorized 200,000 shares; issued 75,429 and 74,370, respectively; Outstanding 70,475 and 69,415 shares, respectively | 423,715 | 413,092 |
| Treasury stock, at cost, 4,954 shares | (46,356) | (46,356) |
| Accumulated deficit | (55,670) | (197,812) |
| Accumulated other comprehensive income | 791 | 1,879 |
| TOTAL SHAREHOLDERS' EQUITY | 322,480 | 170,803 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $580,169 | $ 412,635 |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options*

The accompanying notes are an integral part of these consolidated financial statements.

## KULICKE AND SOFFA INDUSTRIES, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS

*(in thousands, except per share amounts)*

| | Fiscal | | |
|---|---|---|---|
| | 2010 | 2009* | 2008* |
| Net revenue | $762,784 | $225,240 | $328,050 |
| Cost of sales | 427,111 | 136,397 | 194,257 |
| Gross profit | 335,673 | 88,843 | 133,793 |
| Selling, general and administrative | 130,978 | 106,175 | 89,356 |
| Research and development | 56,660 | 53,483 | 59,917 |
| Impairment of goodwill | — | 2,709 | — |
| U.S. pension plan termination | — | — | 9,152 |
| Operating expenses | 187,638 | 162,367 | 158,425 |
| Income (loss) from operations | 148,035 | (73,524) | (24,632) |
| Interest income | 403 | 1,106 | 4,732 |
| Interest expense | (8,333) | (8,188) | (8,601) |
| Gain on extinguishment of debt | — | 3,965 | 170 |
| Income (loss) from continuing operations before income taxes | 140,105 | (76,641) | (28,331) |
| Benefit for income taxes from continuing operations | (2,037) | (13,029) | (3,610) |
| Income (loss) from continuing operations | 142,142 | (63,612) | (24,721) |
| Income from discontinued operations, net of tax | — | 22,011 | 23,441 |
| Net income (loss) | $142,142 | $(41,601) | $ (1,280) |
| Income (loss) per share from continuing operations: | | | |
| Basic | $ 2.01 | $ (1.02) | $ (0.46) |
| Diluted | $ 1.92 | $ (1.02) | $ (0.46) |
| Income per share from discontinued operations: | | | |
| Basic | $ — | $ 0.35 | $ 0.44 |
| Diluted | $ — | $ 0.35 | $ 0.44 |
| Net income (loss) per share: | | | |
| Basic | $ 2.01 | $ (0.67) | $ (0.02) |
| Diluted | $ 1.92 | $ (0.67) | $ (0.02) |
| Weighted average shares outstanding: | | | |
| Basic | 70,012 | 62,188 | 53,449 |
| Diluted | 73,548 | 62,188 | 53,449 |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options*

The accompanying notes are an integral part of these consolidated financial statements.

## KULICKE AND SOFFA INDUSTRIES, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

*(in thousands)*

| | Fiscal | | |
|---|---|---|---|
| | 2010 | 2009* | 2008* |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income (loss) | $ 142,142 | $ (41,601) | $ (1,280) |
| Less: Income from discontinued operations | — | 22,011 | 23,441 |
| Income (loss) from continuing operations | 142,142 | (63,612) | (24,721) |
| Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 17,531 | 21,225 | 7,563 |
| Equity-based compensation and employee benefits | 8,949 | 2,198 | 6,578 |
| Amortization of debt discount and debt issuance costs | 6,976 | 6,593 | 6,616 |
| Provision for inventory valuation | 1,519 | 8,154 | 3,999 |
| Deferred taxes | (4,735) | (6,806) | (3,151) |
| Provision for doubtful accounts | 32 | 291 | 361 |
| Impairment of goodwill | — | 2,709 | — |
| Gain on extinguishment of debt | — | (3,965) | (170) |
| Switzerland pension plan curtailment | — | (1,446) | — |
| U.S. pension plan termination | — | — | 9,152 |
| Changes in operating assets and liabilities, net of businesses acquired or sold: | | | |
| Accounts and notes receivable | (101,098) | (16,566) | 60,984 |
| Inventory | (34,065) | 2,333 | 6,949 |
| Prepaid expenses and other current assets | (4,654) | 7,979 | (5,130) |
| Accounts payable, accrued expenses and other current liabilities | 54,080 | 13,996 | (44,033) |
| Income taxes payable | (322) | (25,633) | 1,598 |
| Other, net | 1,283 | 1,144 | 341 |
| Net cash provided by (used in) continuing operations | 87,638 | (51,406) | 26,936 |
| Net cash provided by (used in) discontinued operations | (1,839) | (2,116) | 1,126 |
| Net cash provided by (used in) operating activities | 85,799 | (53,522) | 28,062 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchases of property, plant and equipment | (6,271) | (5,263) | (7,851) |
| Purchase of investments classified as available-for-sale | (2,985) | (2,406) | (31,331) |
| Proceeds from sales of investments classified as available-for-sale | — | 8,536 | 44,583 |
| Proceeds from sale of property, plant, and equipment | 4,621 | — | — |
| Changes in restricted cash, net | 44 | 34,719 | (35,000) |
| Purchase of Orthodyne | — | (87,039) | — |
| Net cash used in continuing operations | (4,591) | (51,453) | (29,599) |
| Net cash provided by (used in) discontinued operations | (1,838) | 149,857 | (193) |
| Net cash provided by (used in) investing activities | (6,429) | 98,404 | (29,792) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Payments on borrowings | (48,964) | (84,358) | (3,831) |
| Proceeds from exercise of stock options | 2,872 | 223 | 549 |
| Net proceeds from sale of common stock | (29) | 38,696 | — |
| Net cash provided by (used in) financing activities | (46,121) | (45,439) | (3,282) |
| Effect of exchange rate changes on cash and cash equivalents | 303 | 185 | (627) |
| Changes in cash and cash equivalents | 33,552 | (372) | (5,639) |
| Cash and cash equivalents at beginning of period | 144,560 | 144,932 | 150,571 |
| Cash and cash equivalents at end of period | $ 178,112 | $144,560 | $144,932 |
| CASH PAID DURING THE PERIOD FOR: | | | |
| Interest | $ 1,452 | $ 1,708 | $ 1,971 |
| Income Taxes | $ 3,119 | $ 11,032 | $ 4,704 |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options*

The accompanying notes are an integral part of these consolidated financial statements.

**KULICKE AND SOFFA INDUSTRIES, INC.**

**CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
*(in thousands)*

| | Common Stock | | Treasury Stock | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Shareholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balances as of September 29, 2007* | 53,218 | $318,389 | $(46,118) | $(155,738) | $(5,247) | $111,286 |
| Employer contribution to the Company's 401(k) plan | 193 | 1,174 | | | | 1,174 |
| Issuance of stock for services rendered | 107 | 720 | | | | 720 |
| Exercise of stock options | 130 | 549 | | | | 549 |
| Equity-based compensation expense | | 4,684 | | | | 4,684 |
| Impact of *Income Taxes, General* adoption (Note 11) | | | | 807 | | 807 |
| Impact of *Debt, Debt With Conversion Options* adoption (Note 6) | | | | (5,102) | | (5,102) |
| Components of comprehensive income: | | | | | | — |
| Net income[1] | | | | 3,822 | | 3,822 |
| Translation adjustment | | | | | 244 | 244 |
| Unrealized loss on investments, net | | | | | (18) | (18) |
| Unamortized pension costs | | | | | 7,230 | 7,230 |
| Total comprehensive income | | | | | | 11,278 |
| Balances as of September 27, 2008* | 53,648 | $325,516 | $(46,118) | $(156,211) | $ 2,209 | $125,396 |
| Employer contribution to the Company's 401(k) plan | 357 | 811 | | | | 811 |
| Issuance of stock for services rendered | 181 | 540 | | | | 540 |
| Exercise of stock options | 156 | 461 | | | | 461 |
| Purchase of treasury stock | (44) | | (238) | | | (238) |
| Equity-based compensation expense | | 847 | | | | 847 |
| Shares issued for purchase of Orthodyne | 7,117 | 46,221 | | | | 46,221 |
| Sale of common stock | 8,000 | 38,696 | | | | 38,696 |
| Impact of *Debt, Debt With Conversion Options* adoption (Note 6) | | | | (5,587) | | (5,587) |
| Components of comprehensive loss: | | | | | | |
| Net loss[1] | | | | (36,014) | | (36,014) |
| Translation adjustment | | | | | (151) | (151) |
| Unrealized gain on investments, net | | | | | 16 | 16 |
| Switzerland pension plan curtailment | | | | | 193 | 193 |
| Unamortized pension costs | | | | | (388) | (388) |
| Total comprehensive loss | | | | | | (36,344) |
| Balances as of October 3, 2009* | 69,415 | $413,092 | $(46,356) | $(197,812) | $ 1,879 | $170,803 |
| Employer contribution to the Company's 401(k) plan | 212 | 1,384 | | | | 1,384 |
| Issuance of stock for services rendered | 114 | 720 | | | | 720 |
| Exercise of stock options | 502 | 2,872 | | | | 2,872 |
| Issuance of shares for time-based restricted stock | 232 | — | | | | — |
| Equity-based compensation expense | | 5,676 | | | | 5,676 |
| Costs related to prior year sale of common stock | | (29) | | | | (29) |
| Components of comprehensive income: | | | | | | — |
| Net income | | | | 142,142 | | 142,142 |
| Translation adjustment | | | | | 1,021 | 1,021 |
| Unamortized pension costs | | | | | (2,109) | (2,109) |
| Total comprehensive income | | | | | | 141,054 |
| Balances as of October 2, 2010 | 70,475 | $423,715 | $(46,356) | $ (55,670) | $ 791 | $322,480 |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options*

(1) Includes continuing and discontinued operations (see Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Consolidation*

These consolidated financial statements include the accounts of Kulicke and Soffa Industries, Inc. and its subsidiaries (the "Company"), with appropriate elimination of intercompany balances and transactions.

As of October 4, 2009, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 470.20, *Debt, Debt With Conversion Options* ("ASC 470.20"), which requires issuers of convertible debt instruments that may be settled in cash upon conversion to initially record the liability and equity components of the convertible debt separately. The Company adopted the provisions of ASC 470.20 on a retrospective basis for all prior periods presented (see Note 6).

On October 3, 2008, the Company completed the acquisition of substantially all of the assets and assumption of certain liabilities of Orthodyne Electronics Corporation ("Orthodyne"). In connection with the Orthodyne acquisition, the Company issued 7.1 million common shares with an estimated value on that date of $46.2 million and paid $87.0 million in cash including capitalized acquisition costs.

On September 29, 2008, the Company completed the sale of its Wire business for net proceeds of $149.9 million to W.C. Heraeus GmbH ("Heraeus"). The financial results of the Wire business have been included in discontinued operations in the consolidated financial statements for all periods presented (see Note 2).

### *Fiscal Year*

Each of the Company's first three fiscal quarters ends on the Saturday that is 13 weeks after the end of the immediately preceding fiscal quarter. The fourth quarter of each fiscal year ends on the Saturday closest to September 30th. In fiscal years consisting of 53 weeks, the fourth quarter will consist of 14 weeks. The fiscal year end for 2010, 2009 and 2008 ended on October 2, 2010, October 3, 2009 and September 27, 2008, respectively.

### *Nature of Business*

The Company designs, manufactures and sells capital equipment and expendable tools as well as services, maintains, repairs and upgrades equipment, all used to assemble semiconductor devices. The Company's operating results depend upon the capital and operating expenditures of semiconductor manufacturers and OSATs worldwide which, in turn, depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is highly volatile and experiences downturns and slowdowns which have a severe negative effect on the semiconductor industry's demand for semiconductor capital equipment, including assembly equipment manufactured and sold by the Company and, to a lesser extent, expendable tools such as those sold by the Company. These downturns and slowdowns have in the past adversely affected the Company's operating results. The Company believes such volatility will continue to characterize the industry and the Company's operations in the future.

### *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The more significant areas involving the use of estimates in these financial statements include, but are not limited to, those related to accounts receivable, reserves for excess and obsolete inventory, carrying value and lives of fixed assets, goodwill and intangible assets, valuation allowances for deferred tax assets and deferred tax liabilities, repatriation of un-remitted foreign subsidiary earnings, equity-based compensation expense, restructuring, and warranties. The Company estimates on historical experience and on various other assumptions that it believes to be reasonable. As a result, the Company makes judgments regarding the carrying values of its assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

***Vulnerability to Certain Concentrations***

Financial instruments which may subject the Company to concentrations of credit risk as of October 2, 2010 and October 3, 2009 consisted primarily of short-term investments and trade receivables. The Company manages credit risk associated with investments by investing its excess cash in highly rated debt instruments of the U.S. Government and its agencies, financial institutions, and corporations. The Company has established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified as appropriate. The Company does not have any exposure to sub-prime financial instruments or auction rate securities.

The Company's trade receivables result primarily from the sale of semiconductor equipment, related accessories and replacement parts, and expendable tools to a relatively small number of large manufacturers in a highly concentrated industry. Write-offs of uncollectible accounts have historically not been significant; however, the Company closely monitors its customers' financial strength to reduce the risk of loss.

The Company's products are complex and require raw materials, components and subassemblies having a high degree of reliability, accuracy and performance. The Company relies on OSATs to manufacture many of these components and subassemblies and it relies on sole source suppliers for some important components and raw material inventory.

The Company is also exposed to foreign currency fluctuations that impact the remeasurement of the net monetary assets of those operations whose functional currencies differ from their respective local currencies, most notably in Israel, Malaysia, Singapore and Switzerland. In addition to operations in these countries, Japan and China have exposure related to the translation of their financial statements from their respective functional currencies to the U.S. dollar.

***Foreign Currency Translation***

The majority of the Company's business is transacted in U.S. dollars; however, the functional currencies of some of the Company's subsidiaries are their local currencies. In accordance with ASC No. 830, *Foreign Currency Matters* ("ASC 830"), for a subsidiary of the Company that has a functional currency other than the U.S. dollar, gains and losses resulting from the translation of the functional currency into U.S. dollars for financial statement presentation are not included in determining net income (loss), but are accumulated in the cumulative translation adjustment account as a separate component of shareholders' equity (accumulated other comprehensive income (loss)). Under ASC 830, cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. Gains and losses resulting from foreign currency transactions are included in the determination of net income (loss).

***Cash Equivalents***

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

***Investments***

Investments, other than cash equivalents, are classified as "trading," "available-for-sale" or "held-to-maturity", in accordance with ASC No. 820, *Investments-Debt & Equity Securities* ("ASC 820"), and depending upon the nature of the investment, its ultimate maturity date in the case of debt securities, and management's intentions with respect to holding the securities. Investments classified as "trading" are reported at fair market value, with unrealized gains or losses included in earnings. Investments classified as "available-for-sale" are reported at fair market value, with net unrealized gains or losses reflected as a separate component of shareholders' equity (accumulated other comprehensive income (loss)). The fair market value of trading and available-for-sale securities is determined using quoted market prices at the balance sheet date. Investments classified as held-to-maturity are reported at amortized cost. Realized gains and losses are determined on the basis of specific identification of the securities sold.

### *Allowance for Doubtful Accounts*

The Company maintains allowances for doubtful accounts for estimated losses resulting from its customers' failure to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company is also subject to concentrations of customers and sales to a few geographic locations, which could also impact the collectibility of certain receivables. If global economic conditions deteriorate or political conditions were to change in some of the countries where the Company does business, it could have a significant impact on the results of operations, and the Company's ability to realize the full value of its accounts receivable.

### *Inventories*

Inventories are stated at the lower of cost (on a first-in first-out basis) or market value. The Company generally provides reserves for obsolete inventory and for inventory considered to be in excess of demand. In addition, the Company generally records as accrued expense inventory purchase commitments in excess of demand. Demand is generally defined as eighteen months future consumption for non-Wedge bonder equipment, twenty-four months consumption for Wedge bonder equipment and all spare parts, and twelve months consumption for expendable tools. The forecasted demand is based upon internal projections, historical sales volumes, customer order activity and a review of consumable inventory levels at customers' facilities. The Company communicates forecasts of its future demand to its suppliers and adjusts commitments to those suppliers accordingly. If required, the Company reserves the difference between the carrying value of its inventory and the lower of cost or market value, based upon assumptions about future demand, market conditions and the next cyclical market upturn. If actual market conditions are less favorable than projections, additional inventory reserves may be required.

### *Property, Plant and Equipment*

Property, plant and equipment are carried at cost. The cost of additions and those improvements which increase the capacity or lengthen the useful lives of assets are capitalized while repair and maintenance costs are expensed as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives as follows: buildings 25 to 40 years; machinery and equipment 3 to 10 years; and leasehold improvements are based on the shorter of the life of lease or life of asset. Purchased computer software costs related to business and financial systems are amortized over a five year period on a straight-line basis.

### *Valuation of Long-Lived Assets*

The Company's long-lived assets are primarily property, plant, intangible assets and equipment and goodwill. In accordance with the provisions of ASC No. 350, *Intangibles, Goodwill and Other* ("ASC 350") goodwill is not amortized. ASC 350 also requires that, at least annually, an impairment test be performed to support the carrying value of goodwill. In addition, whenever events occur that would more likely than not reduce the fair value of reporting unit below its carrying amount, a goodwill impairment test will be performed. The fair value of the Company's goodwill is based upon estimates of future cash flows and other factors.

In accordance with ASC No. 360, *Property, Plant & Equipment* ("ASC 360"), the Company's property, plant and equipment is tested for impairment based on undiscounted cash flows when triggering events occur, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. ASC 360 also provides a single accounting model for long-lived assets to be disposed of by sale and establishes additional criteria that would have to be met to classify an asset as held for sale. The carrying amount of an asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Estimates of future cash flows used to test the recoverability of a long-lived asset or asset group must incorporate the entity's own assumptions about its use of the asset or asset group and must factor in all available evidence.

ASC 360 requires that long-lived assets be tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Such events include significant under-performance relative to the expected historical or projected future operating results; significant changes in the manner of use of the assets; significant negative industry or economic trends and significant changes in market capitalization.

***Revenue Recognition***

In accordance with ASC No. 605, *Revenue Recognition*, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, the collectibility is reasonably assured, and equipment installation obligations have been completed and customer acceptance, when applicable, has been received or otherwise released from installation or customer acceptance obligations. In the event terms of the sale provide for a customer acceptance period, revenue is recognized upon the expiration of the acceptance period or customer acceptance, whichever occurs first. The Company's standard terms are Ex Works (the Company's factory), with title transferring to its customer at the Company's loading dock or upon embarkation. The Company has a small percentage of sales with other terms, and revenue is recognized in accordance with the terms of the related customer purchase order. Revenue related to services is recognized upon performance of the services requested by a customer order. Revenue for extended maintenance service contracts with a term more than one month is recognized on a prorated straight-line basis over the term of the contract.

Shipping and handling costs billed to customers are recognized in net revenue. Shipping and handling costs are included in cost of sales.

***Research and Development***

The Company charges research and development costs associated with the development of new products to expense when incurred. In certain circumstances, pre-production machines which the Company intends to sell are carried as inventory until sold.

***Income Taxes***

Deferred income taxes are determined using the liability method in accordance with ASC No. 740, *Income Taxes* ("ASC 740"). The Company records a valuation allowance to reduce its deferred tax assets to the amount it expects is more likely than not to be realized. While the Company has considered future taxable income and its ongoing tax planning strategies in assessing the need for the valuation allowance, if it were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax asset would decrease income in the period such determination was made.

In accordance with ASC No. 740 Topic 10, *Income Taxes, General* ("ASC 740.10"), the Company accounts for uncertain tax positions taken or expected to be taken in its income tax return. Under ASC 740.10, the Company utilizes a two-step approach for evaluating uncertain tax positions. Step one or recognition, requires a company to determine if the weight of available evidence indicates a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two or measurement, is based on the largest amount of benefit, which is more likely than not to be realized on settlement with the taxing authority.

***Equity-Based Compensation***

The Company accounts for equity-based compensation under the provisions of ASC No. 718, *Compensation, Stock Compensation* ("ASC 718"). ASC 718 requires the recognition of the fair value of the equity-based compensation in net income. The fair value of the Company's stock option awards are estimated using a Black-Scholes option valuation model. Compensation expense associated with market-based restricted stock is determined using a Monte-Carlo valuation model, and compensation expense associated with time-based and performance-based restricted stock is determined based on the number of shares granted and the fair value on the date of grant. In addition, the calculation of equity-based compensation costs requires that the Company estimate the number of awards that will be forfeited during the vesting period. The fair value of equity-based awards is amortized over the vesting period of the award and the Company elected to use the straight-line method for awards granted after the adoption of ASC 718.

### *Earnings per Share*

Earnings per share ("EPS") are calculated in accordance with ASC No. 260, *Earnings per Share*. Basic EPS include only the weighted average number of common shares outstanding during the period. Diluted EPS includes the weighted average number of common shares and the dilutive effect of stock options, restricted stock and share unit awards and convertible subordinated notes outstanding during the period, when such instruments are dilutive.

In accordance with ASC No. 260.10.55, *Earnings per Share — Implementation & Guidance* ("ASC 260.10.55"), the Company treats all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends as participating in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted EPS must be applied. The Company adopted ASC 260.10.55 on October 4, 2009 and has retrospectively adjusted prior period earnings per share (see Note 10).

## NOTE 2: DISCONTINUED OPERATIONS

On September 29, 2008, the Company completed the sale of certain assets and liabilities associated with its Wire business. The Company recognized net proceeds of $149.9 million and a net gain of $22.7 million, net of tax, during fiscal 2009. The Company did not recognize any income or loss from discontinued operations during fiscal 2010.

The following table reflects operating results of the Wire business discontinued operations for fiscal 2009 and 2008:

| | Fiscal | |
|---|---|---|
| *(in thousands)* | **2009** | **2008** |
| Net revenue | $ — | $423,971 |
| Income (loss) before tax | $ (319) | $ 23,690 |
| Gain on sale of Wire business before tax | 23,026 | — |
| Income from discontinued operations before tax | 22,707 | 23,690 |
| Income tax expense | (696) | (249) |
| Income from discontinued operations, net of tax | $22,011 | $ 23,441 |

The following table reflects cash flows associated with the Company's discontinued operations for fiscal 2010, 2009 and 2008:

| | | Fiscal | |
|---|---|---|---|
| *(in thousands)* | **2010** | **2009** | **2008** |
| Cash flows provided by (used in): | | | |
| Operating activities: Wire business | $ — | $ (319) | $ 2,680 |
| Operating activities: Test business (sold fiscal 2006)[1] | (1,839) | (1,797) | (1,554) |
| Operating cash flows from discontinued operations | $(1,839) | $ (2,116) | $ 1,126 |
| Investing activities: Wire business[2] | (1,838) | 149,857 | (193) |
| Net cash provided by discontinued operations | $(3,677) | $147,741 | $ 933 |

(1) Represents facility-related costs associated with the Company's former Test operations which will continue until fiscal 2012.

(2) Fiscal 2010 amount represents final settlement of working capital adjustments with Heraeus.

## NOTE 3: RESTRUCTURING

During fiscal 2010, the Company committed to a plan to reduce its Irvine, California workforce by approximately 60 employees over a period of approximately 26 months. As part of this workforce reduction plan, substantially all of the Company's California-based wedge bonder manufacturing will be transferred to the Company's manufacturing facilities in Kuala Lumpur, Malaysia and Singapore. Certain administrative functions will also be transferred to Malaysia and Singapore. Management determined that it was in the best interests of the Company to reduce costs by migrating production and certain administrative functions from California to Asia.

With respect to the California-based wedge bonder transfer to Asia, the Company anticipates $1.1 million of additional pre-tax expense, which will consist of $0.8 million of severance and $0.3 million of retention costs. The Company expects substantially all of this expense to be incurred by the end of the second fiscal quarter of 2011, with corresponding cash payments to be incurred from the second fiscal quarter of 2011 until the end of fiscal 2012.

In fiscal 2009, the Company committed to a plan to reduce its Israel-based workforce by approximately 155 employees by the end of fiscal 2010. This workforce reduction plan was a result of substantially all of the Company's Israel-based manufacturing has been transferred to the Company's manufacturing facilities in Suzhou, China. As part of the Israel-based manufacturing transition to China, in January 2010, the Company sold its facility in Israel and simultaneously entered into an agreement to leaseback a portion of the building for five years with an option to extend the lease. The Company realized a $0.7 million gain on the sale which is being recognized over the five year lease term.

During fiscal 2009, the Company committed to a plan and reduced its global workforce by approximately 490 employees. These workforce reductions represented approximately 20% of total employees and were completed to minimize cash usage and reduce employee compensation costs.

The following table reflects severance activity for fiscal 2010 and 2009:

| *(in thousands)* | Fiscal 2010 | Fiscal 2009 |
|---|---|---|
| Accrual for estimated severance and benefits, beginning of period | $ 2,413 | $ — |
| Provision for severance and benefits: Equipment segment(1) | 1,400 | 4,598 |
| Provision for severance and benefits: Expendable Tools segment(1) | 921 | 2,804 |
| Provision for severance and benefits required by local law(2) | — | 1,035 |
| Payment of severance and benefits | (2,339) | (6,024) |
| Accrual for estimated severance and benefits, end of period(3) | $ 2,395 | $ 2,413 |

(1) Provision for severance and benefits is the total amount incurred and is included within selling, general and administrative expenses on the Consolidated Statements of Operations.

(2) The Company had previously recorded approximately $1.0 million related to severance and benefits as required by local law.

(3) The accrual for estimated severance as of October 2, 2010 and October 3, 2009 was included within accrued expenses and other current liabilities and other liabilities on the Consolidated Balance Sheet. In addition to these restructuring amounts, the Company has other severance obligations included within accrued expenses and other current liabilities and other liabilities on the Consolidated Balance Sheet.

As business has recovered during fiscal 2010 from the fiscal 2009 global economic downturn and demand for the Company's products increased, the Company increased its number of employees primarily related to manufacturing. The Company expects to continue to consolidate certain of its operations from the United States and other areas to Asia.

## NOTE 4: BALANCE SHEET COMPONENTS

The following tables reflect the components of significant balance sheet accounts as of October 2, 2010 and October 3, 2009:

| *(in thousands)* | As of October 2, 2010 | As of October 3, 2009 |
|---|---|---|
| **Short term investments, available for sale:** | | |
| Deposits maturing within one year[1] | $ 2,985 | $ — |
| | 2,985 | — |
| **Inventories, net:** | | |
| Raw materials and supplies | $ 41,693 | $ 30,048 |
| Work in process | 26,682 | 10,788 |
| Finished goods | 15,658 | 13,170 |
| | 84,033 | 54,006 |
| Inventory reserves | (10,140) | (12,517) |
| | $ 73,893 | $ 41,489 |
| **Property, plant and equipment, net[2]:** | | |
| Land | $ 2,086 | $ 2,735 |
| Buildings and building improvements | 11,601 | 14,351 |
| Leasehold improvements | 9,966 | 11,695 |
| Data processing equipment and software | 22,280 | 21,822 |
| Machinery, equipment, furniture and fixtures | 37,007 | 40,600 |
| | 82,940 | 91,203 |
| Accumulated depreciation | (52,881) | (55,157) |
| | $ 30,059 | $ 36,046 |
| **Accrued expenses and other current liabilities:** | | |
| Wages and benefits[3] | $ 15,836 | $ 10,423 |
| Accrued customer obligations[4] | 8,918 | 3,508 |
| Severance[5] | 2,947 | 3,264 |
| Commissions and professional fees[6] | 6,639 | 2,072 |
| Payable to Heraeus[7] | — | 1,857 |
| Short-term facility accrual related to discontinued operations (Test) | 1,734 | 1,839 |
| Other | 5,424 | 9,613 |
| | $ 41,498 | $ 32,576 |

(1) All short-term investments were classified as available for sale and were measured at fair value based on level one measurement, or quoted market prices, as defined by ASC 820. As of October 2, 2010, fair value approximated the cost basis for short-term investments. The Company did not recognize any realized gains or losses on the sale of investments during fiscal 2010 or 2009.

(2) During fiscal 2010, the Company sold its facility in Yokneam, Israel for $4.5 million. Net proceeds of $3.9 million were received and $0.5 million is held in escrow for taxes. Simultaneous with the sale, the Company entered into an agreement to leaseback a portion of the building for five years with an option to extend the lease. The Company realized a $0.7 million gain on the sale which is being recognized over the five year lease term. In addition during fiscal 2010, the Company sold a portion of its land in Berg, Switzerland for net proceeds of $0.7 million. Approximately $6.7 million of fully depreciated property, plant and equipment were written off during fiscal 2010 since the assets were no longer in use.

(3) Includes $1.0 million of accrued bonus and relocation payments in accordance with the employment agreement for the Company's recently hired Chief Executive Officer ("CEO").

(4) Represents customer advance payments, customer credit program, accrued warranty expense and accrued retrofit costs.

(5) Total severance payable within the next twelve months includes restructuring plan discussed in Note 3 and approximately $0.8 million of other severance not part of the Company's cost reduction plan.

(6) Fiscal 2010 include $0.3 million of accrued consulting and $0.9 million of liability classified equity-based compensation expenses in connection with the September 2010 retirement of the Company's CEO. An additional, $0.6 million of accrued consulting and $0.2 million of liability classified equity-based compensation expenses are recorded in Other Liabilities related to the long term portion of his agreement (see Note 7).

(7) Fiscal 2009 amount related to certain open working capital adjustments with Heraeus, which were settled in fiscal 2010.

## NOTE 5: GOODWILL AND INTANGIBLE ASSETS

### *Goodwill*

Intangible assets classified as goodwill are not amortized. The Company performs an annual impairment test of its goodwill during the fourth quarter of each fiscal year, which coincides with the completion of its annual forecasting process. The Company performed its annual impairment test in the fourth quarter of fiscal 2010 and no impairment charge was required.

The Company also tests for impairment between annual tests if a "triggering" event occurs that may have the effect of reducing the fair value of a reporting unit below its respective carrying value. During fiscal 2009, due to the earlier than anticipated end of product life cycle for the Company's EasyLine and SwissLine die bonders, the Company concluded there was a triggering event and tested long-lived assets for impairment. The Company concluded there was no impairment for long-lived assets tested under ASC 360 on an undiscounted basis. However, when conducting its goodwill impairment analysis, the Company calculated its potential impairment charges based on the two-step test identified in ASC 350 using the estimated fair value of the respective reporting unit. The Company uses the present value of future cash flows from the respective reporting units to determine the estimated fair value of the reporting unit and the implied fair value of goodwill. As a result, the Company recorded a non-cash impairment charge of $2.7 million and reduced the value of the die bonder goodwill to zero.

The following table reflects goodwill as of October 2, 2010 and October 3, 2009:

| *(in thousands)* | Equipment segment | Expendable Tools segment | Total |
|---|---|---|---|
| **As of October 2, 2010:** | | | |
| Beginning of period, Goodwill, gross | $22,999 | $6,408 | $29,407 |
| Accumulated impairment losses[1] | (2,709) | — | (2,709) |
| End of period, Goodwill, net | $20,290 | $6,408 | $26,698 |
| **As of October 3, 2009:** | | | |
| Beginning of period, Goodwill, gross | $22,999 | $6,408 | $29,407 |
| Accumulated impairment losses[1] | (2,709) | — | (2,709) |
| End of period, Goodwill, net | $20,290 | $6,408 | $26,698 |

(1) During fiscal 2009, the Company recorded a $2.7 million impairment charge related to its die bonder goodwill.

### *Intangible Assets*

Intangible assets with determinable lives are amortized over their estimated useful lives. The Company's intangible assets consist primarily of wedge bonder developed technology and customer relationships.

The following table reflects the intangible asset balances as of October 2, 2010 and October 3, 2009:

| (dollar amounts in thousands) | As of October 2, 2010 | As of October 3, 2009 | Average estimated useful lives (in years) |
|---|---|---|---|
| Wedge bonder developed technology | $33,200 | $33,200 | 7.0 |
| Accumulated amortization | (9,486) | (4,742) | |
| Net wedge bonder developed technology | 23,714 | 28,458 | |
| Wedge bonder customer relationships | 19,300 | 19,300 | 5.0 |
| Accumulated amortization | (7,720) | (3,860) | |
| Net wedge bonder customer relationships | 11,580 | 15,440 | |
| Wedge bonder trade name | 4,600 | 4,600 | 8.0 |
| Accumulated amortization | (1,150) | (575) | |
| Net wedge bonder trade name | 3,450 | 4,025 | |
| Wedge bonder other intangible assets | 2,500 | 2,500 | 1.9 |
| Accumulated amortization | (2,133) | (1,767) | |
| Net wedge bonder other intangible assets | 367 | 733 | |
| Net intangible assets | $39,111 | $48,656 | |

The following table reflects estimated annual amortization expense related to intangible assets as of October 2, 2010:

| (in thousands) | |
|---|---|
| Fiscal 2011 | $ 9,545 |
| Fiscal 2012 | 9,178 |
| Fiscal 2013 | 9,178 |
| Fiscal 2014 | 5,318 |
| Fiscal 2015 – 2016 | 5,892 |
| Total amortization expense | $39,111 |

## NOTE 6: DEBT AND OTHER OBLIGATIONS

The following table reflects debt consisting of Convertible Subordinated Notes as of October 2, 2010 and October 3, 2009:

| Rate | Payment dates of each year | Conversion price | Maturity date | As of October 2, 2010 | As of October 3, 2009* |
|---|---|---|---|---|---|
| | | | | (in thousands) | |
| 0.875% | June 1 and December 1 | $14.36 | June 1, 2012 | $110,000 | $110,000 |
| Debt discount on 0.875% Convertible Subordinated Notes due June 2012 | | | | (11,525) | (17,783) |
| 1.000% | June 30 and December 30 | $12.84 | Redeemed June 30, 2010 | — | 48,964 |
| | | | | $ 98,475 | $141,181 |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

The following table reflects additional information regarding the Company's Convertible Subordinated Notes as of October 2, 2010 and October 3, 2009:

| Description | Fair value as of [1] October 2, 2010 | Fair value as of [1] October 3, 2009 |
|---|---|---|
| | (in thousands) | |
| 0.875% Convertible Subordinated Notes | $102,025 | $ 90,266 |
| 1.000% Convertible Subordinated Notes | — | 47,005 |
| | $102,025 | $137,271 |

(1) In accordance with ASC 820, the Company relies upon observable market data such as its common stock price, interest rates, and other market factors.

***0.875% Convertible Subordinated Notes***

Holders of the 0.875% Convertible Subordinated Notes may convert their notes based on an initial conversion rate of approximately 69.6621 shares per $1,000 principal amount of notes (equal to an initial conversion price of approximately $14.355 per share) only under specific circumstances. The initial conversion rate will be adjusted for certain events. The Company presently intends to satisfy any conversion of the 0.875% Convertible Subordinated Notes with cash up to the principal amount of the 0.875% Convertible Subordinated Notes and, with respect to any excess conversion value, with shares of its common stock. The Company has the option to elect to satisfy the conversion obligations in cash, common stock or a combination thereof.

The 0.875% Convertible Subordinated Notes will not be redeemable at the Company's option. Holders of the 0.875% Convertible Subordinated Notes will not have the right to require the Company to repurchase their 0.875% Convertible Subordinated Notes prior to maturity except in connection with the occurrence of certain fundamental change transactions. The 0.875% Convertible Subordinated Notes may be accelerated upon an event of default as described in the Indenture and will be accelerated upon bankruptcy, insolvency, appointment of a receiver and similar events with respect to the Company.

As of October 4, 2009, the Company adopted ASC 470.20, which requires that issuers of convertible debt that may be settled in cash upon conversion record the liability and equity components of the convertible debt separately. The Company estimated the liability component of its 0.875% Convertible Subordinated Notes by assessing the fair value of debt instruments without an associated equity component issued by companies with similar credit ratings and terms at the time the Company's 0.875% Convertible Subordinated Notes were issued. The effective interest rate for non-convertible debt with similar credit ratings and terms was estimated to be 7.85%. The Company determined the fair value of the equity component of the embedded conversion option by deducting the fair value of the liability component from the initial proceeds of the convertible debt instrument. The debt discount will be amortized under the effective interest method from the original issue date. The Company determined the portion of issuance costs associated with the equity component of the 0.875% Convertible Subordinated Notes was $1.0 million. The issuance costs are amortized under the effective interest method from the original issue date.

The liability component of the Company's 0.875% Convertible Subordinated Notes will continue to be classified as long-term debt and the equity component of the 0.875% Convertible Subordinated Notes is classified as common stock on the Company's Consolidated Balance Sheets.

The following tables reflect the effect of the change due to ASC 470.20 on the Consolidated Statements of Operations for fiscal 2009 and 2008:

| *(in thousands)* | As reported | As adjusted | Effect of change |
|---|---|---|---|
| **Fiscal 2009:** | | | |
| Interest expense | $ 2,601 | $ 8,188 | $ 5,587 |
| Loss from continuing operations before taxes | (71,054) | (76,641) | (5,587) |
| Benefit for income taxes | (13,029) | (13,029) | — |
| Loss from continuing operations | $(58,025) | $(63,612) | $(5,587) |
| Diluted loss per share from continuing operations | $ (0.93) | $ (1.02) | $ (0.09) |
| **Fiscal 2008:** | | | |
| Interest expense | $ 3,499 | $ 8,601 | $ 5,102 |
| Loss from continuing operations before taxes | (23,229) | (28,331) | (5,102) |
| Benefit for income taxes | (3,610) | (3,610) | — |
| Loss from continuing operations | $(19,619) | $(24,721) | $(5,102) |
| Diluted loss per share from continuing operations | $ (0.37) | $ (0.46) | $ (0.09) |

The following table reflects the effect of the change due to ASC 470.20 on the Consolidated Balance Sheet as of October 3, 2009:

| *(in thousands)* | As reported | As adjusted | Effect of change |
|---|---|---|---|
| Other assets (debt issuance costs) | $ 6,215 | $ 5,774 | $ (441) |
| Total assets | 413,076 | 412,635 | (441) |
| Long-term debt | 110,000 | 92,217 | (17,783) |
| Total liabilities | 259,615 | 241,832 | (17,783) |
| Common stock | 383,417 | 413,092 | 29,675 |
| Accumulated deficit | (185,479) | (197,812) | (12,333) |
| Total shareholders' equity | 153,461 | 170,803 | 17,342 |
| Total liabilities and shareholders' equity | 413,076 | 412,635 | (441) |

The following tables reflect the effect of the change due to ASC 470.20 on the Consolidated Statement of Cash Flows for fiscal 2009 and 2008:

| *(in thousands)* | As reported | As adjusted | Effect of change |
|---|---|---|---|
| **Fiscal 2009:** | | | |
| Net loss | $(36,014) | $(41,601) | $(5,587) |
| Loss from continuing operations | (58,025) | (63,612) | (5,587) |
| Amortization of debt discount and debt issuance costs | 1,006 | 6,593 | 5,587 |
| Net cash used in continuing operations | (51,406) | (51,406) | — |
| **Fiscal 2008:** | | | |
| Net income (loss) | $ 3,822 | $ (1,280) | $(5,102) |
| Loss from continuing operations | (19,619) | (24,721) | (5,102) |
| Amortization of debt discount and debt issuance costs | 1,514 | 6,616 | 5,102 |
| Net cash provided by continuing operations | 26,936 | 26,936 | — |

The following table reflects amortization expense related to issue costs from the Company's Convertible Subordinated Notes for fiscal 2010, 2009, and 2008:

| (in thousands) | Fiscal | | |
|---|---|---|---|
| | 2010 | 2009* | 2008* |
| Amortization expense related to issue costs | $718 | $791 | $1,236 |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

The Company had no purchases of its Convertible Subordinated Notes during fiscal 2010. The following table reflects the Company's repurchase of its Subordinated Convertible Notes for fiscal 2009 and 2008:

| (in thousands) | Fiscal | |
|---|---|---|
| | 2009 | 2008 |
| **0.5% Convertible Subordinated Notes[(1)]:** | | |
| Face value purchased | $43,050 | $4,000 |
| Net cash | 42,839 | 3,815 |
| Deferred financing costs | 18 | 15 |
| Recognized gain, net of deferred financing costs | 193 | 170 |
| **1.0% Convertible Subordinated Notes:[(2)]** | | |
| Face value purchased | $16,036 | $ — |
| Net cash | 12,158 | — |
| Deferred financing costs | 106 | — |
| Recognized gain, net of deferred financing costs | 3,772 | — |
| Gain on early extinguishment of debt | $ 3,965 | $ 170 |

(1) Fiscal 2009 repurchase transactions occurred prior to redemption on November 30, 2008.

(2) Activity during fiscal 2009 reflects repurchases pursuant to a tender offer.

***Credit Facility***

On September 29, 2010, Kulicke and Soffa Global Holding Corporation ("GHC"), the Company's wholly-owned subsidiary, entered into a Short Term Credit Facilities Agreement (the "Facilities Agreement") with DBS Bank Ltd. Labuan Branch ("DBS Bank"). In accordance with the Facilities Agreement, DBS Bank has agreed to make available to GHC the following banking facilities:

(i) a short term loan facility of up to $12.0 million (the "STL Facility"); and

(ii) a revolving credit facility of up to $8.0 million (the "RC Facility").

The STL Facility is an uncommitted facility, and therefore, cancellable by DBS Bank at any time in its sole discretion. Borrowings under the STL Facility bear interest at the Singapore Interbank Offered Rate ("SIBOR") plus 1.5%. The RC Facility is a committed facility and is available to GHC until September 10, 2013, the maturity date. Borrowings under the RC Facility bear interest at SIBOR plus 2.5%. The Facilities Agreement has been entered into in order to provide support, if needed, to fund GHC's working capital requirements. There are currently no outstanding amounts under the Facilities Agreement. The Facilities Agreement contains customary representations and warranties and covenants for agreements of this nature, including covenants that require GHC to maintain a positive net worth and to maintain all of its material operating accounts with DBS Bank Ltd, Singapore. Events of default under the Facilities Agreement include: (i) the failure to make payments when due, (ii) breach of covenants, (iii) breach of representations and warranties, (iv) insolvency, and (v) any material adverse change in GHC or the Company's financial condition which would affect GHC's ability to perform its obligations under the Facilities Agreement and the related security documents. The Company has agreed to guarantee GHC's obligations under the Facilities Agreement pursuant to a Guaranty Agreement, dated as September 29, 2010, by and between the Company and DBS Bank.

In connection with the Facilities Agreement, on September 29, 2010, GHC and DBS Bank entered into a Debenture, pursuant to which GHC granted a security interest in substantially all of its assets, which include most of the Company's consolidated accounts receivable and inventory, to secure the obligations under the Facilities Agreement.

## NOTE 7: SHAREHOLDERS' EQUITY

### *Common Stock*

The Company's matching contributions to the 401(k) retirement income plan are made in the form of issued and contributed shares of Company common stock (see Note 8).

As of October 4, 2009, the Company adopted ASC 470.20 and accordingly common stock includes the equity component of the Company's 0.875% Convertible Subordinated Notes (see Note 6).

In August 2009, the Company sold 8.0 million shares of its common stock in an underwritten public offering for net proceeds of $38.7 million.

On October 3, 2008, the Company completed the acquisition of substantially all of the assets and assumption of certain liabilities of Orthodyne Electronics Corporation ("Orthodyne"). In connection with the Orthodyne acquisition, the Company issued 7.1 million common shares with an estimated value on that date of $46.2 million and paid $87.0 million in cash including capitalized acquisition costs.

### *Treasury Stock*

During fiscal 2009 in connection with the exercise of employee stock options, the Company repurchased 44,000 shares of its common stock for $0.2 million.

### *Accumulated Other Comprehensive Income*

The following table reflects accumulated other comprehensive income reflected on the Consolidated Balance Sheets as of October 2, 2010 and October 3, 2009:

| | As of | |
|---|---|---|
| *(in thousands)* | October 2, 2010 | October 3, 2009 |
| Gain from foreign currency translation adjustments | $1,767 | $ 746 |
| Unrecognized actuarial net gain (loss), Switzerland pension plan, net of tax | (588) | 1,521 |
| Switzerland pension plan curtailment | (388) | (388) |
| Accumulated other comprehensive income | $ 791 | $1,879 |

The following table reflects the components of comprehensive income (loss) for fiscal 2010 and 2009:

| | Fiscal | |
|---|---|---|
| *(in thousands)* | 2010 | 2009* |
| Net income (loss)(1) | $142,142 | $(41,601) |
| Gain (loss) from foreign currency translation adjustments | 1,021 | (151) |
| Unrealized gain on investments, net of tax | — | 16 |
| Unrecognized actuarial net gain (loss), Switzerland pension plan, net of tax | (2,109) | 193 |
| Switzerland pension plan curtailment | — | (388) |
| Other comprehensive income (loss) | $ (1,088) | $ (330) |
| Comprehensive income (loss) | $141,054 | $(41,931) |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options*

(1) Net income (loss) includes continuing and discontinued operations.

### *Equity-Based Compensation*

As of October 2, 2010, the Company had nine equity-based employee compensation plans (the "Employee Plan") and three director compensation plans (the "Director Plans") (collectively, the "Plans"). Under these Plans, stock options, performance-based share awards (collectively, "performance-based restricted stock"), time-based share awards (collectively, "time-based restricted stock"), market-based share awards (collectively, "market-based restricted stock") or common stock have been granted at 100% of the market price of the Company's common stock on the date of grant. As of October 2, 2010, the Company's one active plan, the 2009 Equity Plan, has 6.8 million shares of common stock available for grant to its employees and directors.

- In general, stock options and time-based restricted stock awarded to employees vest annually over a three year period provided the employee remains employed. The Company follows the non-substantive vesting method for stock options and recognizes compensation expense immediately for awards granted to retirement eligible employees, or over the period from the grant date to the date retirement eligibility is achieved.
- Performance-based restricted stock entitles the employee to receive common shares of the Company on the three-year anniversary of the grant date (if employed by the Company) if return on invested capital and revenue growth targets set by the Management Development and Compensation Committee of the Board of Directors on the date of grant are met. If return on invested capital and revenue growth targets are not met, performance-based restricted stock does not vest.
- Market-based restricted stock entitles the employee to receive common shares of the Company on the award vesting date, if market performance objectives which measure relative total shareholder return ("TSR") are attained. Relative TSR is calculated based upon the 90-calendar day average price of the Company's stock as compared to specific peer companies that comprise the Philadelphia Semiconductor Index. TSR is measured for the Company and each peer company over a performance period, which is generally three years. Vesting percentages range from 0% to 200% of awards granted. The provisions of the market-based restricted stock are reflected in the grant date fair value of the award; therefore, compensation expense is recognized regardless of whether or not the market condition is ultimately satisfied. Compensation expense is reversed if the award forfeits prior to the vesting date.

Equity-based compensation expense recognized in the Consolidated Statements of Operations for fiscal 2010, 2009 and 2008 was based upon awards ultimately expected to vest. In accordance with ASC 718, forfeitures have been estimated at the time of grant and were based upon historical experience. The Company reviews the forfeiture rates periodically and makes adjustments as necessary.

The following table reflects equity-based compensation expense, which includes restricted stock, stock options and common stock, for fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| *(in thousands)* | 2010 | 2009 | 2008 |
| Cost of sales | $ 207 | $ 64 | $ 252 |
| Selling, general and administrative[1] | 5,846 | 649 | 3,711 |
| Research and development | 1,512 | 674 | 1,442 |
| Equity-based compensation expense | $7,565 | $1,387 | $5,405 |

The following table reflects equity-based compensation expense (reversal of expense), by type of award, for fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| *(in thousands)* | 2010 | 2009 | 2008 |
| Market-based restricted stock[1] | $1,996 | $ — | $ — |
| Time-based restricted stock | 2,161 | 672 | — |
| Performance-based restricted stock[1][2] | 2,029 | (1,546) | 946 |
| Stock options | 659 | 1,721 | 3,739 |
| Common stock | 720 | 540 | 720 |
| Equity-based compensation expense | $7,565 | $ 1,387 | $5,405 |

(1) Fiscal 2010 SG&A expense includes $1.2 million ($0.9 million market-based and $0.3 million performance-based) of liability classified equity compensation expense related to the retired Chief Executive Officer. In connection with his retirement, deferred cash payments equal to the difference, if any, between (i) the fair market value of the shares of common stock of the Company to which he would have been entitled pursuant to the performance share unit awards granted to him in fiscal 2008 and 2009 had he remained employed through June 30, 2011 and (ii) the fair market value of the shares of common stock of the Company actually received by him pursuant to such awards. The deferred cash payments, if any, will be paid in February 2012 and July 2011, respectively. An accrual for estimated deferred cash payments measured at fair value as of October 2, 2010 was included within accrued expenses and other current liabilities and other liabilities on the Consolidated Balance Sheet.

(2) As the global economy improved from prior year levels during fiscal 2010, the Company determined performance objectives for the performance-based restricted stock issued in fiscal 2008 and 2007 would improve. Accordingly, estimated attainment percentages increased and total compensation expense for the performance-based restricted stock also increased during fiscal 2010. During fiscal 2009 in connection with the global economic decline, the Company determined performance objectives for the performance-based restricted stock issued in fiscal 2008 and 2007 would not be attained at the previous estimated levels.

*Equity-Based Compensation: employee market-based restricted stock*

The following table reflects employee market-based restricted stock activity for fiscal 2010:

| | Number of shares *(in thousands)* | Unrecognized compensation expense *(in thousands)* | Average remaining service period *(in years)* | Weighted average grant date fair value per share |
|---|---|---|---|---|
| Market-based restricted stock outstanding as of October 3, 2009 | — | | | |
| Granted | 398 | | | $6.78 |
| Forfeited or expired | (84) | | | |
| Market-based restricted stock outstanding as of October 2, 2010 | 314 | $667 | 1.3 | |

No market-based restricted stock vested during fiscal 2010.

*Equity-Based Compensation: employee time-based restricted stock*

The following table reflects employee time-based restricted stock activity for fiscal 2010 and 2009:

| | Number of shares *(in thousands)* | Unrecognized compensation expense *(in thousands)* | Average remaining service period *(in years)* | Weighted average grant date fair value per share |
|---|---|---|---|---|
| Time-based restricted stock outstanding as of September 27, 2008 | — | | | |
| Granted | 825 | | | $3.53 |
| Forfeited or expired | (126) | | | |
| Time-based restricted stock outstanding as of October 3, 2009 | 699 | $1,356 | 2.0 | |
| Granted | 1,288 | | | 5.46 |
| Forfeited or expired | (48) | | | |
| Vested | (232) | | | |
| Time-based restricted stock outstanding as of October 2, 2010 | 1,707 | $5,683 | 1.4 | |

*Equity-Based Compensation: employee performance-based restricted stock*

No performance-based restricted stock was issued during fiscal 2010. The following table reflects the assumptions used to calculate compensation expense related to the Company's performance-based restricted stock issued during fiscal 2009 and 2008:

| | Performance-based restricted stock issued | |
|---|---|---|
| | **Fiscal 2009** | **Fiscal 2008** |
| Assumptions as of October 2, 2010: | | |
| Expected forfeiture rate | 8.8% | 8.8% |
| Estimated attainment of performance goals | 85.0% | 44.0% |
| Assumptions as of October 3, 2009: | | |
| Expected forfeiture rate | 4.4% | 11.9% |
| Estimated attainment of performance goals | 30.0% | 7.0% |
| Assumptions as of September 27, 2008: | | |
| Expected forfeiture rate | n/a | 9.9% |
| Estimated attainment of performance goals | n/a | 80.0% |

The following table reflects employee performance-based restricted stock activity for fiscal 2010, 2009 and 2008:

| | Number of shares *(in thousands)* | Unrecognized compensation expense *(in thousands)* | Average remaining service period *(in years)* |
|---|---|---|---|
| Performance-based restricted stock outstanding as of September 29, 2007 | 472 | $1,400 | 2.0 |
| Granted | 536 | | |
| Forfeited | (61) | | |
| Performance-based restricted stock outstanding as of September 27, 2008 | 947 | 2,186 | 1.8 |
| Granted | 402 | | |
| Forfeited | (336) | | |
| Performance-based restricted stock outstanding as of October 3, 2009 | 1,013 | 242 | 1.8 |
| Granted | — | | |
| Forfeited or expired | (387) | | |
| Performance-based restricted stock outstanding as of October 2, 2010 | 626 | $ 228 | 0.2 |

No performance-based restricted stock vested during fiscal 2010, 2009 or 2008.

*Equity-Based Compensation: employee stock options*

The following table reflects the weighted-average assumptions for the Black-Scholes option pricing model used to estimate the fair value of stock options granted for fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| Expected dividend yield | NA | NA | NA |
| Expected stock price volatility | 61.64% | 51.18% | 51.18% |
| Risk-free interest rate | 2.22% | 2.70% | 4.24% |
| Expected life (in years) | 5 | 5 | 5 |
| Weighted-average fair value at grant date | $ 3.18 | $ 1.61 | $ 4.05 |

Expected volatility for 2010 and 2009 was based on historical volatility. Expected volatility for fiscal 2008 was based upon historical volatility, implied volatility of the Company's market traded options, and the implied volatility of the convertible feature of the Company's convertible debt securities. The risk-free interest rate was calculated using the U.S. Treasury yield curves in effect at the time of grant, commensurate with the expected life of the options.

The following table reflects employee stock option activity for fiscal 2010, 2009 and 2008:

| | Number of Shares *(in thousands)* | Weighted Average Exercise Price | Average Remaining Contractual Life *(in Years)* | Aggregate Intrinsic Value *(in thousands)* |
|---|---|---|---|---|
| Options outstanding as of September 29, 2007 | 7,009 | $10.05 | | |
| Granted | 965 | 8.59 | | |
| Exercised | (130) | 4.22 | | $ 276 |
| Forfeited or expired | (1,403) | 11.15 | | |
| Options outstanding as of September 27, 2008 | 6,441 | 9.71 | | |
| Granted | 160 | 3.41 | | |
| Exercised | (156) | 2.95 | | 9 |
| Forfeited or expired | (1,904) | 10.09 | | |
| Options outstanding as of October 3, 2009 | 4,541 | 9.56 | | |
| Granted | 47 | 6.20 | | |
| Exercised | (492) | 5.72 | | 1,261 |
| Forfeited or expired | (786) | 10.90 | | |
| Options outstanding as of October 2, 2010 | 3,310 | $ 9.80 | 4.2 | $ 910 |
| Options vested and expected to vest as of October 2, 2010 | 3,269 | $ 9.85 | 4.1 | $ 616 |
| Options exercisable as of October 2, 2010 | 3,126 | $10.10 | 3.9 | |
| In the money exercisable options as of October 2, 2010 | 105 | | | $ 1 |

On average, 15% of stock options granted by the Company become vested each year, and on average, 19% of stock options granted by the Company are forfeited each year. Intrinsic value of stock options exercised is determined by calculating the difference between the market value of the Company's stock price at the time an option is exercised and the exercise price, multiplied by the number of shares. The intrinsic value of stock options outstanding and stock options exercisable is determined by calculating the difference between the Company's closing stock price on the last trading day of fiscal 2010 and the exercise price of in-the-money stock options, multiplied by the number of underlying shares. During fiscal 2010, the Company received $2.9 million in cash from the exercise of stock options.

As of October 2, 2010, total unrecognized compensation cost related to unvested employee stock options was $0.2 million, which will be amortized over the weighted average remaining service period of approximately 2.2 years.

The following table reflects outstanding and exercisable employee stock options as of October 2, 2010:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Options outstanding *(in thousands)* | Weighted average remaining contractual life *(in years)* | Weighted average exercise price | Options exercisable *(in thousands)* | Weighted average exercise price |
| $2.95 or less | 102 | 2.7 | $ 2.77 | 91 | $ 2.95 |
| $3.06 – $7.31 | 852 | 4.9 | 6.62 | 702 | 7.11 |
| $7.84 – $8.50 | 495 | 6.0 | 8.47 | 495 | 8.47 |
| $8.57 – $8.74 | 644 | 6.9 | 8.72 | 623 | 8.72 |
| $9.64 – $10.07 | 72 | 1.9 | 10.01 | 70 | 10.02 |
| $12.05 – $16.12 | 1,145 | 1.5 | 13.97 | 1,145 | 13.97 |
| | 3,310 | 4.2 | $ 9.80 | 3,126 | $10.10 |

*Equity-Based Compensation: non-employee directors*

The 2007 Equity Plan for Non-Employee Directors (the "2007 Plan") provides for the grant of common shares to each non-employee director upon initial election to the board and on the first business day of each calendar quarter while serving on the board. The grant to a non-employee director upon initial election to the board, and each quarterly grant, is that number of common shares closest in value to, without exceeding, $30,000. For the second, third and fourth quarters of fiscal 2009, in light of the Company's historically low stock price, the non-employee directors reduced their quarterly stock grant to be that number of common shares closest in value to, without exceeding $20,000.

The following table reflects shares of common stock issued to non-employee directors and the corresponding fair value for fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| *(in thousands)* | 2010 | 2009 | 2008 |
| Number of commons shares issued | 114 | 181 | 107 |
| Fair value based upon market price at time of issue | $720 | $540 | $720 |

The following table reflects non-employee director stock option activity for fiscal 2010, 2009 and 2008:

| | Number of shares (in thousands) | Weighted average exercise price | Average remaining contractual life (in years) | Aggregate intrinsic value (in thousands) |
|---|---|---|---|---|
| Options outstanding as of September 29, 2007 | 528 | $14.79 | | |
| Exercised | — | — | | $ — |
| Forfeited or expired | (50) | 13.88 | | |
| Options outstanding as of September 27, 2008 | 478 | 14.89 | | |
| Exercised | — | — | | — |
| Forfeited or expired | (60) | 12.69 | | |
| Options outstanding as of October 3, 2009 | 418 | 15.21 | | |
| Exercised | (10) | 5.53 | | 21 |
| Terminated or cancelled | (60) | 39.75 | | |
| Options outstanding as of October 2, 2010 | 348 | $11.25 | 3.0 | $180 |
| Options vested and expected to vest as of October 2, 2010 | 348 | $11.25 | 3.0 | $ 24 |
| Options exercisable as of October 2, 2010 | 348 | $11.25 | 3.0 | |
| In the money exercisable options as of October 2, 2010 | 33 | | | — |

No non-employee director stock options were granted during fiscal 2010, 2009 or 2008.

## NOTE 8: EMPLOYEE BENEFIT PLANS

### *401(k) Retirement Income Plan*

The Company has a 401(k) retirement income plan (the "Plan") for its employees. During the first quarter of fiscal 2010, the Plan was modified to allow for employee contributions and matching Company contributions up to 4% or 6% of the employee's contributed amount based upon years of service. During fiscal 2009 and prior years, the Plan allowed for employee contributions and matching Company contributions in varying percentages, ranging from 50% to 175% up to 6% of the employee's contributed amount based upon employee age and years of service.

The following table reflects the Company's matching contributions to the 401(k) retirement income plan which were made in the form of issued and contributed shares of Company common stock for fiscal 2010 and 2009:

| | Fiscal | |
|---|---|---|
| (in thousands) | 2010 | 2009 |
| Number of common shares | 212 | 357 |
| Fair value based upon market price at date of distribution | $1,384 | $811 |

### *Pension Plans*

On a consolidated basis, pension expense was $3.4 million, $0.4 million, and $10.7 million in fiscal 2010, 2009 and 2008, respectively. The total defined benefit pension liability was $4.7 million and $2.3 million at October 2, 2010 and October 3, 2009, respectively.

Fiscal 2010 pension expense included a charge driven by a current year increase in the Company's pension obligation due to higher current year compensation and retirement of certain sales representatives in Taiwan. In accordance with regulations in Taiwan, the Company sponsors a Taiwan defined-benefit retirement plan covering regular employees hired prior to July 1, 2005. An employee may apply for voluntary retirement under certain specified situations. The Taiwan net pension plan liability was $1.3 million as of October 2, 2010.

In accordance with regulations in Switzerland, the Company sponsors a Switzerland pension plan covering active employees whose minimum benefits are guaranteed. During fiscal 2009, the Company reduced its Switzerland workforce by approximately 70 employees, which triggered a curtailment of the Switzerland pension plan under ASC No. 715, Topic 30, *Compensation — Retirement Benefits, Defined Benefit Plans.* As a result during fiscal 2009, the Company recognized a pretax curtailment and settlement gain of $1.4 million. The Switzerland net pension plan liability was $3.4 million as of October 2, 2010.

Fiscal 2008 included U.S. pension plan expense of $9.2 million, which related to the February 2007 termination of the Company's U.S. non-contributory defined benefit pension plan which had been frozen since December 31, 1995.

### *Other Plans*

Some of the Company's other foreign subsidiaries have retirement plans that are integrated with and supplement the benefits provided by laws of the various countries. These other plans are not required to report nor do they determine the actuarial present value of accumulated benefits or net assets available for plan benefits.

## NOTE 9: OTHER FINANCIAL DATA

The following table reflects other financial data for fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| *(in thousands)* | 2010 | 2009 | 2008 |
| Selling, general and administrative incentive compensation expense | $17,449 | $2,740 | $2,167 |
| Rent expense | $ 6,662 | $6,218 | $5,057 |
| Warranty and retrofit expense | $ 4,225 | $2,567 | $1,840 |

## NOTE 10: EARNINGS PER SHARE

Basic income (loss) per share is calculated using the weighted average number of shares of common stock outstanding during the period. In addition, net income applicable to participating securities and the related participating securities are excluded from the computation of basic income per share.

Diluted income per share is calculated using the weighted average number of shares of common stock outstanding during the period and, if there is net income during the period, the dilutive impact of common stock equivalents outstanding during the period. In computing diluted income per share, if convertible debt is assumed to be converted to common shares, the after-tax amount of interest expense recognized in the period associated with the convertible debt is added back to net income.

The Company's 0.875% Convertible Subordinated Notes would not result in the issuance of any dilutive shares, since the Notes were not convertible and the conversion option was not "in the money" as October 2, 2010 and October 3, 2009. Accordingly, diluted EPS excludes the effect of the conversion of the 0.875% Convertible Subordinated Notes.

The following tables reflect reconciliations of the shares used in the basic and diluted net income (loss) per share computation for fiscal 2010, 2009 and 2008:

| | Fiscal | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009* | | 2008* | |
| *(in thousands, except per share data)* | **Basic** | **Diluted** | **Basic** | **Diluted** | **Basic** | **Diluted** |
| NUMERATOR: | | | | | | |
| Income (loss) from continuing operations, net of tax | $142,142 | $142,142 | $(63,612) | $(63,612) | $(24,721) | $(24,721) |
| Less: income applicable to participating securities | (1,516) | (1,516) | — | —[(1)] | — | —[(1)] |
| After-tax interest expense | n/a | 272 | n/a | —[(1)] | n/a | —[(1)] |
| Income (loss) applicable to common shareholders | $140,626 | $140,898 | $(63,612) | $(63,612) | $(24,721) | $(24,721) |
| DENOMINATOR: | | | | | | |
| Weighted average shares outstanding – Basic | 70,012 | 70,012 | 62,188 | 62,188 | 53,449 | 53,449 |
| Stock options | | 156 | | —[(1)] | | —[(1)] |
| Performance-based restricted stock | | 110 | | —[(1)] | | —[(1)] |
| Time-based restricted stock | | 247 | | —[(1)] | | —[(1)] |
| Market-based restricted stock | | 195 | | n/a | | n/a |
| 1.000% Convertible Subordinated Notes | | 2,828 | | —[(1)] | | —[(1)] |
| 0.875% Convertible Subordinated Notes | | n/a | | n/a | | n/a |
| Weighted average shares outstanding – Diluted[(2)] | | 73,548 | | 62,188 | | 53,449 |
| EPS: | | | | | | |
| Income (loss) per share from continuing operations – Basic | $ 2.01 | $ 2.01 | $ (1.02) | $ (1.02) | $ (0.46) | $ (0.46) |
| Effect of dilutive shares | | $ (0.09) | | $ —[(1)] | | $ —[(1)] |
| Income (loss) per share from continuing operations – Diluted | | $ 1.92 | | $ (1.02) | | $ (0.46) |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

(1) Due to the Company's loss from continuing operations for the period, the effect of participating securities was excluded from the computation of basic and diluted EPS, and the conversion of convertible subordinated notes and the related after-tax interest expense was not assumed since the effect would have been anti-dilutive. In addition, due to the Company's loss from continuing operations, potentially dilutive shares were not assumed since the effect would have been anti-dilutive.

(2) Fiscal 2009 exclude 69 dilutive participating securities as the income attributable to these shares was not included in EPS.

The following table reflects the number of potentially dilutive shares which were excluded from diluted EPS, as their inclusion was anti-dilutive for fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| *(in thousands)* | 2010 | 2009 | 2008 |
| Potentially dilutive shares related to: | | | |
| Stock options, out of the money | 2,612 | 5,982 | 7,033 |
| Stock options, in the money but excluded due to the Company's net loss | — | 31 | 253 |
| Performance-based and time-based restricted stock | — | 69 | 91 |
| Convertible Subordinated Notes | — | 4,625 | 8,624 |
| | 2,612 | 10,707 | 16,001 |

## NOTE 11: INCOME TAXES

The following table reflects income (loss) from continuing operations before income taxes for fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| *(in thousands)* | 2010 | 2009* | 2008* |
| United States operations | $ (7,061) | $(35,380) | $ (943) |
| Foreign operations | 147,166 | (41,261) | (27,388) |
| Total | $140,105 | $(76,641) | $(28,331) |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

The following table reflects the provision (benefit) for income taxes from continuing operations for fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| *(in thousands)* | 2010 | 2009* | 2008* |
| Current: | | | |
| Federal | $ 710 | $ (263) | $ 3 |
| State | 594 | 150 | 78 |
| Foreign | 1,394 | (6,110) | (540) |
| Deferred: | | | |
| Federal | 247 | 354 | (2,993) |
| State | 548 | 41 | (411) |
| Foreign | (5,530) | (7,201) | 253 |
| Total | $(2,037) | $(13,029) | $(3,610) |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

The following table reflects the difference between the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate for fiscal 2010, 2009 and 2008:

| (in thousands) | Fiscal 2010 | 2009* | 2008* |
|---|---|---|---|
| Computed income tax (benefit) expense based on U.S. statutory rate | $ 49,037 | $(26,821) | $(9,923) |
| Effect of earnings of foreign subsidiaries subject to different tax rates | (15,564) | 2,945 | 1,835 |
| Benefits from foreign approved enterprise zones | (33,790) | 11,839 | 4,928 |
| Effect of permanent items | 1,125 | 731 | 742 |
| Benefits of net operating loss and tax credit carryforwards and changes in valuation allowance | (9,381) | 13,887 | (3,120) |
| Foreign operations | 7,131 | (2,514) | 1,176 |
| Settlement of tax audit | — | (12,510) | — |
| State income tax expense | (1,554) | 777 | 2,783 |
| Other, net | 959 | (1,363) | (2,031) |
| Total | $ (2,037) | $(13,029) | $(3,610) |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

Undistributed earnings of certain foreign subsidiaries for which taxes have not been provided approximate $192.8 million as of October 2, 2010. Such undistributed earnings are considered to be indefinitely reinvested in foreign operations.

Undistributed earnings of approximately $83.1 million are not considered to be indefinitely reinvested in foreign operations. As part of the global restructuring that occurred during fiscal 2006, the Company determined that these earnings would be repatriated during the domestic net operating loss carryforward period and this taxable income related to these earnings could be offset with the utilization of the net operating loss carryforwards. As of October 2, 2010, the Company had provided a deferred tax liability of approximately $15.9 million for withholding taxes associated with future repatriation of earnings for certain subsidiaries.

The following table reflects the net deferred tax balance, composed of the tax effects of cumulative temporary differences for fiscal 2010 and 2009:

| (in thousands) | Fiscal 2010 | Fiscal 2009* |
|---|---|---|
| Inventory reserves | $ 1,551 | $ 827 |
| Other accruals and reserves | 6,136 | 4,423 |
| Deferred revenue | 90 | 23 |
| Valuation allowance | (2,334) | (3,487) |
| Total short-term deferred tax asset | $ 5,443 | $ 1,786 |
| Other | — | 66 |
| Total short-term deferred tax liability | $ — | $ 66 |
| Net short-term deferred tax asset | $ 5,443 | $ 1,720 |
| Domestic tax credit carryforwards | $ 3,866 | $ 3,224 |
| Net operating loss carryforwards | 44,183 | 50,780 |
| Stock options | 2,970 | 1,579 |
| Other | 7,386 | 5,757 |
| | $ 58,405 | $ 61,340 |
| Valuation allowance | (25,522) | (32,712) |
| Total long-term deferred tax asset(1) | $ 32,883 | $ 28,628 |
| Repatriation of foreign earnings, including foreign withholding taxes | $ 39,396 | $ 33,658 |
| Non-cash interest on debt | 4,752 | 6,858 |
| Depreciable assets | 1,424 | 1,838 |
| Prepaid expenses and other | — | 59 |
| Total long-term deferred tax liability | $ 45,572 | $ 42,413 |
| Net long-term deferred tax liability | $ 12,689 | $ 13,785 |
| Total net deferred tax liability | $ 7,246 | $ 12,065 |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options* and an adjustment to the prior year domestic net operating loss with no material impact to the financial statement position.

(1) Included in other assets on the Consolidated Balance Sheets are deferred tax assets of $7.7 million and $2.5 million as of October 2, 2010 and as of October 3, 2009, respectively.

As of October 2, 2010, the Company has U.S. federal net operating loss carryforwards, foreign net operating loss carryforwards, state net operating loss carryforwards, and tax credit carryforwards of approximately $38.1 million, $99.7 million, $152.7 million, and $3.9 million, respectively, that will reduce future taxable income. These carryforwards can be utilized in the future, prior to expiration of certain carryforwards in fiscal years 2011 through 2030 with the exception of certain foreign net operating losses and U.S. credits that have no expiration date. Federal and Pennsylvania tax law limits the time during which carryforwards may be applied against future taxes and Pennsylvania tax law limits the utilization of state net operating loss carryforwards to $3.0 million annually.

Of the total net operating losses as of October 2, 2010, approximately $1.9 million were attributable to stock option exercises. If the tax benefits associated with the Company's net operating carryforwards are recognized in the future, the amounts attributable to stock option exercises will be recorded as additional paid in capital in shareholders' equity.

The Company continues to evaluate the realizability of all of its net deferred tax assets at each reporting date and records a benefit for deferred tax assets to the extent it has deferred tax liabilities that provide a source of income to benefit the deferred tax asset. As a result of this analysis, during the fourth quarter of fiscal 2010, the Company released $0.8 million of its valuation allowance related to federal deferred tax assets with the exception of a valuation allowance against a portion of the company's deferred tax asset related to certain federal tax credits. The Company continues to maintain a valuation allowance against a majority of their state deferred tax assets as the realization of these assets is not more likely then not given uncertainty of future earnings in these jurisdictions. In addition, the Company reduced the valuation allowance against its net deferred tax assets for a foreign subsidiary based on future projected income. The Company determined that it was more likely than not to recognize all of the net deferred tax assets, primarily net operating losses, based on positive evidence of projected future projected earnings and recorded a tax benefit of approximately $5.6 million in fiscal 2010 for future years.

The following table reflects a reconciliation of the beginning and ending unrecognized tax benefits for fiscal 2010:

| *(in thousands)* | |
|---|---|
| Unrecognized tax benefit as of October 3, 2009 | $6,020 |
| Additions for tax positions of current year | 416 |
| Additions for tax positions of prior years | 124 |
| Reductions for tax positions of prior years | (147) |
| Settlements | — |
| Unrecognized tax benefit as of October 2, 2010 | $6,413 |

If recognized, the $6.4 million would impact the Company's effective tax rate excluding the impact valuation allowances.

During 2010, the U.S. Internal Revenue Service ("IRS") completed an audit of the Company for the period ended September 30, 2006. The Company responded to various information requests from the IRS and the audit was closed with no significant adjustments to income tax expense.

In October 2007, the tax authority in Israel issued the Company a preliminary assessment of income tax, withholding tax and interest of $34.3 million (after adjusting for the impact of foreign currency fluctuations) for fiscal 2002 through 2004. The Company provided a non-current income tax liability for uncertain tax positions on its Consolidated Balance Sheet as of September 27, 2008 related to this assessment for fiscal years 2002 through 2007, as required under FIN 48. On December 24, 2008, the Company, through its Israel subsidiaries, entered into an agreement with the tax authority in Israel settling the tax dispute for approximately $12.5 million, which represented withholding taxes, income taxes, and interest related to fiscal 2002 through 2004. The settlement of $12.5 million was made net of a $4.5 million reimbursement resulting in a cash payment of $7.8 million during fiscal 2009. Following the payment and settlement of the audit for fiscal 2002 through 2004, the tax authorities in Israel examined the fiscal years 2005 and 2006. In addition during fiscal 2009, the Company made a payment of approximately $1.9 million related to income taxes and interest to settle the fiscal September 30, 2005 and 2006. As a result of the Israel tax settlements, the Company recognized a $12.5 million benefit from income taxes for fiscal 2009. The $12.5 million benefit was a result of reversing the liability for unrecognized tax benefits on the Consolidated Balance Sheet as of September 27, 2008 that was in excess of the $14.4 million for which the matter was settled. The entire amount of the reversal impacted the Company's effective tax rate as indicated above.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense. There were no additional accruals of interest expense on various uncertain tax positions during fiscal 2010. It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will increase or decrease during the next 12 months; however, the Company does not expect the change to have a material effect on its results of operations or its financial position.

The Company files U.S. Federal income tax returns, as well as, income tax returns in various state and foreign jurisdictions. For the U.S. Federal income tax returns and most state tax returns, tax years following fiscal 2000 remain subject to examination as a result of the generation of net operating loss carryforwards. The statutes of limitations with respect to the foreign jurisdictions in which the company files vary from jurisdiction to jurisdiction and range from 4 to 6 years.

As a result of committing to certain capital investments and employment levels, income from operations in China, Singapore and Malaysia are subject to reduced tax rates, and in some cases are wholly exempt from taxes. In China, the Company expects to benefit from a 50% tax holiday through fiscal 2012 for a subsidiary. In connection with certain Singapore operations, the Company is benefiting from a 100% tax holiday for 10 years which expired in February 2010. The Company is in ongoing negotiations to extend the tax holiday in Singapore. One of the Company's subsidiaries in Malaysia is wholly exempt from taxes through 2014.

## NOTE 12: SEGMENT AND GEOGRAPHIC INFORMATION

### *Segment information*

The Company operates two segments: Equipment and Expendable Tools. The Equipment segment manufactures and sells a line of ball bonders, heavy wire wedge bonders and die bonders that are sold to semiconductor device manufacturers, their outsourced semiconductor assembly and test subcontractors, other electronics manufacturers and automotive electronics suppliers. The Company also services, maintains, repairs and upgrades its equipment. The Expendable Tools segment manufactures and sells a variety of expendable tools for a broad range of semiconductor packaging applications. Fiscal 2008 segment information for both Equipment and Expendable Tools does not include the Company's Wedge bonder business acquired during fiscal 2009.

The following table reflects operating information by segment for fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| *(in thousands)* | 2010 | 2009 | 2008 |
| Net revenue | | | |
| Equipment | $691,988 | $170,536 | $271,019 |
| Expendable Tools | 70,796 | 54,704 | 57,031 |
| Net revenue | 762,784 | 225,240 | 328,050 |
| Cost of sales | | | |
| Equipment | 399,042 | 111,103 | 165,499 |
| Expendable Tools | 28,069 | 25,294 | 28,758 |
| Cost of sales | 427,111 | 136,397 | 194,257 |
| Gross profit | | | |
| Equipment | 292,946 | 59,433 | 105,520 |
| Expendable Tools | 42,727 | 29,410 | 28,273 |
| Gross profit | 335,673 | 88,843 | 133,793 |
| Operating expenses | | | |
| Equipment | 155,625 | 135,465 | 122,302 |
| Expendable Tools | 32,013 | 24,193 | 26,971 |
| Operating expenses | 187,638 | 159,658 | 149,273 |
| Impairment of goodwill: Equipment | — | 2,709 | — |
| U.S. pension plan termination: Equipment | — | — | 9,152 |
| Gain on sale of assets | — | — | — |
| Income (loss) from operations | | | |
| Equipment | 137,321 | (78,741) | (25,934) |
| Expendable Tools | 10,714 | 5,217 | 1,302 |
| Income (loss) from operations | $148,035 | $ (73,524) | $ (24,632) |

The following table reflects assets by segment, capital expenditures and depreciation expense as of and for fiscal 2010, 2009 and 2008:

| | As of | | |
|---|---|---|---|
| *(in thousands)* | October 2, 2010 | October 3, 2009* | September 27, 2008* |
| Segment assets: | | | |
| Equipment | $493,712 | $303,835 | $215,532 |
| Expendable Tools | 86,457 | 108,800 | 120,082 |
| Segment assets | $580,169 | $412,635 | $335,614 |

| | Fiscal | | |
|---|---|---|---|
| | 2010 | 2009* | 2008* |
| Capital expenditures: | | | |
| Equipment | $4,508 | $ 3,245 | $4,698 |
| Expendable Tools | 1,763 | 2,018 | 3,153 |
| Capital expenditures | $6,271 | $ 5,263 | $7,851 |
| Depreciation expense | | | |
| Equipment | $5,853 | $ 6,551 | $3,597 |
| Expendable Tools | 2,133 | 3,581 | 3,783 |
| Depreciation expense | $7,986 | $10,132 | $7,380 |

* As adjusted for ASC No. 470.20, *Debt, Debt With Conversion Options.*

### *Geographic information*

The following table reflects destination sales to unaffiliated customers by country for fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| *(in thousands)* | 2010 | 2009 | 2008 |
| Taiwan | $222,919 | $ 42,360 | $ 41,938 |
| China | 142,467 | 38,505 | 81,035 |
| Korea | 88,289 | 24,256 | 34,897 |
| Hong Kong | 83,713 | 24,183 | 17,964 |
| Malaysia | 43,191 | 11,959 | 32,083 |
| Philippines | 35,029 | — | — |
| Japan | 31,651 | 12,150 | 26,211 |
| Thailand | 24,766 | — | — |
| Singapore | 22,603 | 10,315 | 13,811 |
| United States | 10,470 | 6,860 | 14,306 |
| All other | 57,686 | 54,652 | 65,805 |
| Total | $762,784 | $225,240 | $328,050 |

The following table reflects long-lived assets by country for fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| *(in thousands)* | 2010 | 2009 | 2008 |
| United States | $ 81,849 | $ 90,914 | $13,398 |
| Switzerland | 10,307 | 10,793 | 15,782 |
| Israel | 2,637 | 7,202 | 7,750 |
| China | 4,207 | 3,969 | 4,978 |
| Singapore | 4,530 | 2,121 | 2,228 |
| All other | 3,949 | 2,175 | 33,580 |
| Total | $107,479 | $117,174 | $77,716 |

## NOTE 13: GUARANTOR OBLIGATIONS, COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

### *Guarantor Obligations*

The Company has issued a standby letter of credit of approximately $0.1 million for employee benefit programs. The standby letter of credit automatically renews at the end of each fiscal year.

### *Warranty Expense*

The Company's equipment is generally shipped with a one-year warranty against manufacturing defects. The Company establishes reserves for estimated warranty expense when revenue for the related equipment is recognized. The reserve for estimated warranty expense is based upon historical experience and management's estimate of future expenses.

The following table reflects the reserve for product warranty which is included in accrued expenses and other current liabilities on the Consolidated Balances Sheets as of fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| *(in thousands)* | 2010 | 2009 | 2008 |
| Reserve for product warranty, beginning of year | $ 1,003 | $ 918 | $ 1,975 |
| Orthodyne warranty reserve at the date of acquisition | — | 150 | — |
| Provision for product warranty expense | 3,842 | 2,297 | 1,315 |
| Product warranty costs incurred | (2,188) | (2,362) | (2,372) |
| Reserve for product warranty, end of year | $ 2,657 | $ 1,003 | $ 918 |

### *Orthodyne Earnout*

On October 3, 2008, the Company completed the acquisition of Orthodyne and agreed to pay Orthodyne an additional amount in the future based upon the gross profit realized by the acquired business over a three year period from date of acquisition pursuant to an Earnout Agreement (the "Earnout"). A former owner of Orthodyne was employed by the Company until his resignation on October 31, 2010. Payment from the Earnout is not contingent upon his employment. As of October 2, 2010, the maximum payout under the Earnout was $10.0 million; however, the Company estimated that its maximum exposure would not exceed $2.8 million. As of October 2, 2010, no Earnout was accrued.

### *Other Commitments and Contingencies*

The following table reflects operating lease obligations not reflected on the Consolidated Balance Sheet as of October 2, 2010:

| | | Payments due by fiscal year | | | | |
|---|---|---|---|---|---|---|
| *(in thousands)* | Total | 2011 | 2012 | 2013 | 2014 | 2015 and thereafter |
| Operating lease obligations | $32,596 | $8,710 | $7,246 | $4,600 | $2,783 | $9,257 |

The Company has minimum rental commitments under various leases (excluding taxes, insurance, maintenance and repairs, which are also paid by the Company) primarily for various facility and equipment leases, which expire periodically through 2018 (not including lease extension options, if applicable).

### *Concentrations*

The following table reflects significant customer concentrations for fiscal 2010, 2009 and 2008:

| | Fiscal | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| *Customer net revenue as a percentage of total Net Revenue* | | | |
| Advanced Semiconductor Engineering | 23.0% | 17.7% | * |
| Siliconware Precision Industries Ltd. | 10.3% | * | * |
| *Customer accounts receivable as a percentage of total Accounts Receivable* | | | |
| Siliconware Precision Industries, Ltd. | 19.5% | * | 14.5% |
| Haoseng Industries Company, Ltd. | 11.0% | * | 10.2% |
| Advanced Semiconductor Engineering | * | 32.4% | * |
| Amkor Technology Inc. | * | 11.6% | * |

* Represents less than 10% of net revenue or total accounts receivable, as applicable.

## NOTE 14: SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The following table reflects selected quarterly financial data for fiscal 2010 and 2009:

| | Fiscal 2010 for the Quarter Ended | | | | |
|---|---|---|---|---|---|
| *(in thousands, except per share amounts)* | **January 2** | **April 3** | **July 3** | **October 2** | **Fiscal 2010** |
| Net revenue | $128,415 | $153,838 | $221,254 | $259,277 | $762,784 |
| Gross profit | $ 56,373 | $ 67,772 | $ 99,184 | $112,344 | $335,673 |
| Income from operations | $ 17,986 | $ 23,322 | $ 50,052 | $ 56,675 | $148,035 |
| Net income | $ 15,840 | $ 21,158 | $ 49,083 | $ 56,061 | $142,142 |
| Net income per share(1): | | | | | |
| Basic | $ 0.23 | $ 0.30 | $ 0.69 | $ 0.79 | $ 2.01 |
| Diluted | $ 0.21 | $ 0.28 | $ 0.65 | $ 0.78 | $ 1.92 |
| Weighted average shares outstanding: | | | | | |
| Basic | 69,684 | 69,806 | 70,131 | 70,426 | 70,012 |
| Diluted | 73,687 | 74,371 | 74,960 | 71,229 | 73,548 |

| | Fiscal 2009 for the Quarter Ended | | | | |
|---|---|---|---|---|---|
| *(in thousands, except per share amounts)* | **December 27*** | **March 28*** | **June 27*** | **October 3*** | **Fiscal 2009*** |
| Net revenue | $ 37,416 | $ 25,232 | $ 52,076 | $110,516 | $225,240 |
| Gross profit | $ 13,928 | $ 8,045 | $ 19,669 | $ 47,201 | $ 88,843 |
| Income (loss) from operations | $(31,324) | $(35,758) | $(14,482) | $ 8,040 | $(73,524) |
| Income (loss) from discontinued operations, net of tax | $ 22,727 | $ — | $ — | $ (716) | $ 22,011 |
| Net income (loss) | $ 3,139 | $(34,527) | $(15,262) | $ 5,049 | $(41,601) |
| Net income (loss) per share(1): | | | | | |
| Basic | $ (0.32) | $ (0.57) | $ (0.25) | $ 0.09 | $ (1.02) |
| Diluted | $ (0.32) | $ (0.57) | $ (0.25) | $ 0.08 | $ (1.02) |
| Weighted average shares outstanding: | | | | | |
| Basic | 60,451 | 61,054 | 61,220 | 65,754 | 62,188 |
| Diluted | 60,451 | 61,054 | 61,220 | 70,082 | 62,188 |

* *As adjusted for ASC No. 470.20, Debt, Debt With Conversion Options.*

(1) EPS for the year may not equal the sum of quarterly EPS due to changes in weighted share calculations.

## NOTE 15 — RELATED PARTY TRANSACTIONS

In connection with the Company's acquisition of Orthodyne, the Company entered into a real property lease agreement with OE Holdings, Inc. Jason Livingston was the Vice President of the Company's wedge bonder division until his resignation in October 2010 and is also a shareholder of OE Holdings, Inc. The lease agreement dated as of October 3, 2008 has a five-year term with a five-year renewal option. Rent was $124,369 per month in the first year and increases 3.0% per year thereafter. If the lease agreement renewal is exercised, rent during the renewal term will be at fair market value. The Company is guaranteeing the obligations of its subsidiary under the lease agreement.

## NOTE 16 — SUBSEQUENT EVENT

On November 16, 2010, the Company appointed Jonathan H. Chou as Senior Vice President and Chief Financial Officer ("CFO") effective December 13, 2010 and notified Michael J. Morris, its current CFO that in connection with the relocation of the Company's headquarters to Singapore, Mr. Chou has been hired to serve as CFO.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## Item 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of October 2, 2010. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of October 2, 2010 our disclosure controls and procedures were effective in providing reasonable assurance the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

### Management's Report on Internal Control Over Financial Reporting

The management of Kulicke and Soffa Industries, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the Company's internal control over financial reporting as of October 2, 2010. In making this assessment, management used the framework established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors. Based on that assessment and based on the criteria in the COSO framework, management has concluded that, as of October 2, 2010, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of October 2, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report, which appears herein.

## Item 9B. OTHER INFORMATION

None.

## PART III

### Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by Item 401 of Regulation S-K with respect to the directors will appear under the heading "ELECTION OF DIRECTORS" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference. The information required by Item 401 of Regulation S-K with respect to executive officers appears at the end of Part I, Item 1 of this report under the heading "Executive Officers of the Company." The other information required by Item 401 of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 405 of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE — Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 406 of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE — Code of Ethics" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 407(c)(3) of Regulation will appear under the headings "CORPORATE GOVERNANCE — Nominating and Governance Committee" and "SHAREHOLDER PROPOSALS" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Items 407(d)(4) and (d)(5) of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE — Audit Committee" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference.

### Item 11. EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K will appear under the heading "COMPENSATION OF EXECUTIVE OFFICERS," in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 407(e)(4) of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE — Management Development and Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 407(e)(5) of Regulation S-K will appear under the heading "REPORT OF THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference.

### Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required hereunder concerning security ownership of certain beneficial owners and management will appear under the heading "CORPORATE GOVERNANCE — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference. The information required hereunder concerning security ownership of management will appear under the heading "ELECTION OF DIRECTORS" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference. The information required by this item relating to securities authorized for issuance under equity compensation plans is included under the heading "EQUITY COMPENSATION PLAN INFORMATION" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which is incorporated herein by reference.

### Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by Item 404 of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE — Certain Relationships and Related Transactions" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Section 407(a) of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE — Board Matters" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference.

### Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required hereunder will appear under the heading "AUDIT AND RELATED FEES" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders, which information is incorporated herein by reference.

## Part IV

### Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) Financial Statements — Kulicke and Soffa Industries, Inc.:


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 51 |
| Consolidated Balance Sheets as of October 2, 2010 and October 3, 2009 | 52 |
| Consolidated Statements of Operations for fiscal years 2010, 2009 and 2008 | 53 |
| Consolidated Statements of Cash Flows for fiscal 2010, 2009 and 2008 | 54 |
| Consolidated Statements of Changes in Shareholders' Equity for fiscal 2010, 2009 and 2008 | 55 |
| Notes to Consolidated Financial Statements | 56 |


(2) Financial Statement Schedules:


| | |
|---|---|
| Schedule II — Valuation and Qualifying Accounts | 93 |


All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

(3) Exhibits:

| EXHIBIT NUMBER | ITEM |
|---|---|
| 2(i) | Master Sale and Purchase Agreement between W.C. Heraeus GmbH and the Company, dated July 31, 2008, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 31, 2008. |
| 2(ii) | Amendment No. 1 to the Master Sale and Purchase Agreement between W.C. Heraeus GmbH and the Company, dated as of September 5, 2008, is incorporated herein by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 2, 2008. |
| 2(iii) | Asset Purchase Agreement between Orthodyne Electronics Corporation and the Company, dated July 31, 2008, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 31, 2008. |
| 2(iv) | Amendment to the Asset Purchase Agreement between Orthodyne and the Company, dated as of October 3, 2008, is incorporated herein by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 8, 2008. |
| 3(i) | The Company's Form of Amended and Restated Articles of Incorporation, dated December 5, 2007, is incorporated herein by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2007. |
| 3(ii) | The Company's Form of Amended and Restated By-Laws, dated August 4, 2010, is incorporated herein by reference to Exhibit 3(ii) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 3, 2010. |
| 4(i) | Specimen Common Share Certificate of Kulicke and Soffa Industries Inc., is incorporated herein by reference to Exhibit 4 to the Company's Form-8A12G/A dated September 11, 1995, SEC file number 000-00121. |
| 4(ii) | Indenture between the Company and Bank of New York, as Trustee, dated as of June 6, 2007, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 6, 2007. |

| EXHIBIT NUMBER | ITEM |
|---|---|
| 4(iii) | Indenture between the Company and J.P. Morgan Trust Company, National Association, as Trustee, dated as of June 30, 2004, is incorporated herein by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, SEC file number 000-00121. |
| 4(iv) | Form of Note (included in Exhibit 4(iii)), SEC file number 000-00121. |
| 4(v) | Registration Rights Agreement between the Company and Bank of America Securities, LLC as Initial Purchaser, dated as of June 6, 2007, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 6, 2007. |
| 10(i) | 2004 Israeli Addendum to the Company's 1994 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(iv) to the Company's Post-Effective Amendment No.4 on Form S-1 to the Registration Statement on Form S-3 filed on December 14, 2004, SEC file number 333-111478.* |
| 10(ii) | The Company's 1997 Non-Qualified Stock Option Plan for Non-Employee Directors (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, SEC file number 000-00121.* |
| 10(iii) | 2004 Israeli Addendum to the Company's 1998 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(vii) to the Company's Post-Effective Amendment No.4 on Form S-1 to the Registration Statement on Form S-3 filed on December 14, 2004, SEC file number 333-111478.* |
| 10(iv) | The Company's 1999 Nonqualified Employee Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(xv) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, SEC file number 000-00121.* |
| 10(v) | 2004 Israeli Addendum to the Company's 1999 Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(ix) to the Company's Post-Effective Amendment No.4 on Form S-1 to the Registration Statement on Form S-3 filed on December 14, 2004, SEC file number 333-111478.* |
| 10(vi) | The Company's 2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(xix) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003, SEC file number 000-00121.* |
| 10(vii) | 2004 Israeli Addendum to the Company's 2001 Employee Incentive Stock Option and Non-Qualified Stock Option Plan (as amended and restated effective March 21, 2003), is incorporated herein by reference to Exhibit 10(xii) to the Company's Post-Effective Amendment No.4 on Form S-1 to the Registration Statement on Form S-3 filed on December 14, 2004, SEC file number 333-111478.* |
| 10(viii) | The Company's 2006 Equity Plan, is incorporated herein by reference to Appendix A to the Company's Proxy Statement on Schedule 14A for the annual meeting of shareholders on February 14, 2006.* |
| 10(ix) | Form of Stock Option Award Letter regarding the 2006 Equity Plan, is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated October 3, 2006.* |

| EXHIBIT NUMBER | ITEM |
|---|---|
| 10(x) | Form of Performance Share Award Agreement regarding the 2006 Equity Plan, is incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 3, 2006.* |
| 10(xi) | Form of Performance Share Award Agreement regarding the 2006 Equity Plan, is incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 2, 2007.* |
| 10(xii) | Officer Incentive Compensation Plan, dated August 2, 2005, is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, SEC file number 000-00121.* |
| 10(xiii) | 2007 Equity Plan for Non-Employee Directors, is incorporated herein by reference to Appendix A to the Company's Proxy Statement on Schedule 14A for the annual meeting of shareholders on February 13, 2007.* |
| 10(xiv) | Earnout Agreement between the Company and Orthodyne Electronics Corporation, dated July 31, 2008, is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on July 31, 2008. |
| 10(xv) | 2008 Equity Plan, is incorporated herein by reference to Appendix A to the Company's Proxy Statement on Schedule 14A for the annual meeting of shareholders on February 12, 2008.* |
| 10(xvi) | Form of New Employee Inducement Stock Option Grant Letter, is incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on December 13, 2007.* |
| 10(xvii) | 2007 Alphasem Employee Stock Option Plan, is incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 filed on December 13, 2007.* |
| 10(xviii) | Form of Nonqualified Stock Option Agreement, is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated October 8, 2008.* |
| 10(xix) | Form of Incentive Stock Option Agreement, is incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 8, 2008.* |
| 10(xx) | Form of Performance Unit Award Agreement, is incorporated herein by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated October 8, 2008.* |
| 10(xxi) | Form of Performance Unit Award Agreement, is incorporated herein by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K, dated October 8, 2008.* |
| 10(xxii) | Form of Restricted Stock Agreement Award, is incorporated herein by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K dated October 8, 2008.* |
| 10(xxiii) | Joint Development and Engineering Services Agreement between W.C. Heraeus GmbH and the Company, dated as of September 29, 2008, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 2, 2008. |
| 10(xxiv) | Lease Agreement between Orthodyne Electronics Corporation and the Company, dated as of October 3, 2008, is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 8, 2008. |
| 10(xxv) | Kulicke and Soffa Industries, Inc. Officer Severance Pay Plan, dated as of March 2009, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 31, 2009.* |
| 10(xxvi) | Form of Change of Control Agreement, dated as of March 25, 2009, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 31, 2009.* |

| EXHIBIT NUMBER | ITEM |
|---|---|
| 10(xxvii) | Employment Agreement between the Company and Christian Rheault, dated June 25, 2009, is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009.* |
| 10(xxviii) | Amendment No. 1 to the Kulicke and Soffa Industries, Inc. 2009 Equity Plan, effective September 15, 2009, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 18, 2009.* |
| 10(xxix) | Amendment No. 2 to the Kulicke and Soffa Industries, Inc. 2009 Equity Plan, effective September 30, 2009, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 18, 2009.* |
| 10(xxx) | Letter Agreement between Michael J. Morris and the Company, dated September 24, 2009, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 24, 2009.* |
| 10(xxxi) | Form of Officer Performance Share Award Agreement regarding the 2009 Equity Plan, is incorporated herein by reference to Exhibit 10(xxxiii) to the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2009.* |
| 10(xxxii) | Form of Officer Restricted Share Award Agreement regarding the 2009 Equity Plan is incorporated herein by reference to Exhibit 10(xxxiv) to the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2009.* |
| 10(xxxiii) | Officer Performance Share Unit Award Agreement regarding the 2009 Equity Plan between the Company and C. Scott Kulicke, executed January 25, 2010, is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2010.* |
| 10(xxxiv) | Officer Performance Share Unit Award Agreement regarding the 2009 Equity Plan between the Company and Michael J. Morris, executed January 25, 2010, is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2010.* |
| 10(xxxv) | Officer Performance Share Unit Award Agreement regarding the 2009 Equity Plan between the Company and Christian Rheault, executed January 28, 2010, is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2010.* |
| 10(xxxvi) | Officer Restricted Stock Award Agreement regarding the 2009 Equity Plan between the Company and Michael J. Morris, executed January 25, 2010, is incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2010.* |
| 10(xxxvii) | Officer Restricted Stock Award Agreement regarding the 2009 Equity Plan between the Company and Christian Rheault, executed January 28, 2010, is incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2010.* |
| 10(xxxviii) | Officer Restricted Stock Award Agreement regarding the 2009 Equity Plan between the Company and Christian Rheault, executed January 28, 2010, is incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2010.* |
| 10(xxxix) | Employment Agreement between the Company and Jason Livingston, dated October 3, 2008, is incorporated herein by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2010.* |
| 10(xl) | Offer Letter between the Company and Bruno Guilmart dated August 6, 2010, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 6, 2010.* |

| EXHIBIT NUMBER | ITEM |
|---|---|
| 10(xli) | Facilities Agreement between Kulicke and Soffa Global Holding Corporation and DBS Bank Ltd. Labuan Branch, dated September 29, 2010. |
| 10(xlii) | Letter Agreement between the Company and C. Scott Kulicke, dated October 7, 2010, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 7, 2010.* |
| 10(xliii) | Consulting Agreement between the Company and C. Scott Kulicke, dated October 7, 2010, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 7, 2010.* |
| 10(xliv) | Letter Agreement between the Company and Jason Livingston, dated October 18, 2010, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 18, 2010.* |
| 10(xlv) | Offer Letter between the Company and Jonathan H. Chou, dated November 16, 2010, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 16, 2010.* |
| 10(xlvi) | Letter Agreement between the Company and Michael J. Morris, dated November 16, 2010, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 16, 2010.* |
| 21 | Subsidiaries of the Company. |
| 23 | Consent of PricewaterhouseCoopers LLP (Independent Registered Public Accounting Firm). |
| 31.1 | Certification of Bruno Guilmart, Chief Executive Officer of Kulicke and Soffa Industries, Inc., pursuant to Rule 13a-14(a) or Rule 15d-14(a). |
| 31.2 | Certification of Michael J. Morris, Chief Financial Officer of Kulicke and Soffa Industries, Inc., pursuant to Rule 13a-14(a) or Rule 15d-14(a). |
| 32.1 | Certification of Bruno Guilmart, Chief Executive Officer of Kulicke and Soffa Industries, Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification of Michael J. Morris, Chief Financial Officer of Kulicke and Soffa Industries, Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 99.1 | Agreement for Commitment to Make Plan Sufficient, is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated May 7, 2007. |

* Indicates a management contract or compensatory plan or arrangement.

## KULICKE AND SOFFA INDUSTRIES, INC.
## Schedule II — Valuation and Qualifying Accounts

| *(in thousands)* | Balance at beginning of period | Charged to costs and expenses | Other additions (describe) | Deductions (describe) | Balance at end of period |
|---|---|---|---|---|---|
| **Fiscal 2010:** | | | | | |
| Allowance for doubtful accounts | $ 1,378 | $ 32 | $ — | $ (430)(1) | $ 980 |
| Inventory reserve | $12,517 | $ 1,519 | $ — | $(3,896)(2) | $10,140 |
| Valuation allowance for deferred taxes | $36,199 | $ (1,951)(3) | $ — | $(6,392)(7) | $27,856 |
| **Fiscal 2009:** | | | | | |
| Allowance for doubtful accounts | $ 1,376 | $ 291 | $ — | $ (289)(1) | $ 1,378 |
| Inventory reserve | $ 6,497 | $ 8,154 | $ (488)(4) | $(1,646)(2) | $12,517 |
| Valuation allowance for deferred taxes* | $16,171 | $20,220(3) | $ — | $ (192)(6) | $36,199 |
| **Fiscal 2008:** | | | | | |
| Allowance for doubtful accounts | $ 1,586 | $ 361 | $ (24) | $ (547)(1) | $ 1,376 |
| Inventory reserve | $ 8,428 | $ 3,999 | $(3,321)(4) | $(2,609)(2) | $ 6,497 |
| Valuation allowance for deferred taxes* | $23,851 | $ (2,935)(3) | $(4,745)(5) | $ — | $16,171 |

* *As adjusted for ASC No. 470.20, Debt, Debt With Conversion Options.*

(1) Represents write offs of specific accounts receivable.

(2) Disposal of excess and obsolete inventory.

(3) Reflects increase (decrease) in the valuation allowance primarily associated with the Company's U.S. and foreign net operating losses and other deferred tax assets.

(4) Reclassification of fully depreciated demonstration and evaluation equipment from inventory to plant, property and equipment, net.

(5) Primarily reflects decrease in valuation allowance as a result of adoption of ASC 740.10.

(6) Represents decrease in valuation allowance applied to reduce die bonder intangible assets, since a portion of the valuation allowance was originally established in purchase accounting.

(7) Represents the release in valuation allowance for a foreign subsidiary and the domestic partial valuation allowance release.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KULICKE AND SOFFA INDUSTRIES, INC.

By: /s/ BRUNO GUILMART
Bruno Guilmart
President and Chief Executive Officer

Dated: December 9, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ BRUNO GUILMART<br>Bruno Guilmart<br>(Principal Executive Officer) | President and<br>Chief Executive Officer (principal executive officer) | December 9, 2010 |
| /s/ MICHAEL J MORRIS<br>Michael J Morris<br>(Chief Financial Officer) | Vice President and<br>Chief Financial Officer | December 9, 2010 |
| /s/ RAN BAREKET<br>Ran Bareket<br>(Principal Accounting Officer) | Vice President and<br>interim Principal Accounting Officer | December 9, 2010 |
| /s/ BRIAN R. BACHMAN<br>Brian R. Bachman | Director | December 9, 2010 |
| /s/ JOHN A. O'STEEN<br>John A. O'Steen | Director | December 9, 2010 |
| /s/ GARRETT E. PIERCE<br>Garrett E. Pierce | Director | December 9, 2010 |
| /s/ MACDONELL ROEHM, JR.<br>MacDonell Roehm, Jr. | Director | December 9, 2010 |
| /s/ BARRY WAITE<br>Barry Waite | Director | December 9, 2010 |
| /s/ C. WILLIAM ZADEL<br>C. William Zadel | Director | December 9, 2010 |

**EXHIBIT 21**

## SUBSIDIARIES OF THE COMPANY[1]

| Name | Jurisdiction of Incorporation |
|---|---|
| Kulicke and Soffa Pte, Limited | Singapore |
| Orthodyne Electronics Corporation | Delaware |
| Kulicke and Soffa Global Holdings Corporation | Labuan, Malaysia |
| Kulicke and Soffa Die Bonding GmbH | Switzerland |
| Kulicke & Soffa (Asia) Limited | Hong Kong |
| Kulicke and Soffa (Japan) Ltd. | Japan |
| Micro-Swiss Limited | Israel |
| Kulicke and Soffa (Israel) Ltd. | Israel |
| Kulicke and Soffa (Suzhou) Limited | China |

(1) Certain subsidiaries are omitted; however, such subsidiaries, even if combined into one subsidiary, would not constitute a "significant subsidiary" within the meaning of Regulation S-X.

**Exhibit 23**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-154774 and 333-160426) and Form S-8 (Nos. 333-160010, 333-141805, 333-137777, 333-69441, 333-37276, 333-37278, 333-103433, 333-103435, 333-69445 and 333-153843) of Kulicke and Soffa Industries, Inc. of our report dated December 9, 2010 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
December 9, 2010

**Exhibit 31.1**

## CERTIFICATION

I, Bruno Guilmart, certify that:

1. I have reviewed this annual report on Form 10-K of Kulicke and Soffa Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 9, 2010

/s/ BRUNO GUILMART

Bruno Guilmart
President and Chief Executive Officer

**Exhibit 31.2**

## CERTIFICATION

I, Michael J. Morris, certify that:

1. I have reviewed this annual report on Form 10-K of Kulicke and Soffa Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 9, 2010

/s/ MICHAEL J. MORRIS

Michael J. Morris
Vice President and Chief Financial Officer

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Bruno Guilmart, the President and Chief Executive Officer of Kulicke and Soffa Industries, Inc., hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Annual Report on Form 10-K of Kulicke and Soffa Industries, Inc. for the fiscal year ended October 2, 2010, which this certification accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. information contained in the Fiscal 2010 Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Kulicke and Soffa Industries, Inc.

Dated: December 9, 2010

/s/ BRUNO GUILMART

Bruno Guilmart
President and
Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Michael J. Morris, the Chief Financial Officer of Kulicke and Soffa Industries, Inc., hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Annual Report on Form 10-K of Kulicke and Soffa Industries, Inc. for the fiscal year ended October 2, 2010, which this certification accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. information contained in the Fiscal 2010 Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Kulicke and Soffa Industries, Inc.

Dated: December 9, 2010

/s/ Michael J. Morris

Michael J. Morris
Vice President and Chief Financial Officer

[This page intentionally left blank.]

# Stock Performance Graph

The graph set forth below compares, for fiscal years 2006 through 2010, the yearly change in the cumulative total returns to holders of common shares of the Company with the cumulative total return of a peer group selected by the Company and of the NASDAQ Composite Index. The peer group is focused on companies that manufacture equipment and materials similar to the equipment and materials manufactured by the Company and is composed, in part, by reference to peer group lists that the Company believes are commonly used by institutional investors and financial research analysts when evaluating Company performance. The Company believes that the peer group provides a useful reference point for investors when evaluating Company performance across the semiconductor assembly equipment industry business cycle. The peer group is composed of ASM Pacific Technology Ltd., BE Semiconductor Industries, N.V., Brooks Automation Inc., Cohu, Inc., Cymer Inc., KLA-Tencor Corp., LAM Research Corp., LTX-Credence Corporation, Novellus Systems, Inc., Shinkawa Ltd., Teradyne Inc., Ultratech, Inc., Varian Semiconductor Equipment Associates, Inc., and Veeco Instruments Inc. The graph assumes that the value of the investment in the relevant stock or index was $100 at September 30, 2005 and that all dividends were reinvested. Total returns are calculated based on the Kulicke & Soffa Industries, Inc. fiscal year calendar. For purposes of the peer group index, the peer group companies have been weighted based upon their relative market capitalization. The closing sale price of the Company's common shares as of October 1, 2010 was $6.27.



Comparison of 5 Year Cumulative Total Return
Among Kulicke & Soffa Industries, Inc., NASDAQ Composite Index and Peer Group
Assumes Initial Investment of $100
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
9/30/2005
9/30/2006
9/29/2007
9/28/2008
10/3/2009
10/2/2010
Kulicke & Soffa Industries, Inc.
NASDAQ Composite-Total Returns
Peer Group

## Company Information
December 2010

### BOARD OF DIRECTORS

**MacDonell Roehm, Jr.**
Chairman of the Board
Kulicke & Soffa Industries, Inc.
Chairman and Chief Executive Officer
Crooked Creek Capital LLC

**Brian R. Bachman**
Managing Partner
River Farm LLC

**Bruno Guilmart**
President and Chief Executive Officer
Kulicke & Soffa Industries, Inc.

**John A. O'Steen**
Retired Executive Vice President, Business Development
Cornerstone Brands, Inc.

**Garrett E. Pierce**
Vice Chairman and Chief Financial Officer
Orbital Sciences Corporation

**Barry Waite**
Retired President and Chief Executive Officer
Chartered Semiconductor Manufacturing Ltd.

**C. William Zadel**
Retired Business Executive
Former Chairman and Chief Executive Officer
Mykrolis Corporation

### EXECUTIVE OFFICERS

**Bruno Guilmart**
President and Chief Executive Officer

**Jonathan H. Chou**
Senior Vice President and Chief Financial Officer

**Christian Rheault**
Senior Vice President, Business Operations

**Charles Salmons**
Senior Vice President, Engineering

**Shay Torton**
Senior Vice President, Worldwide Operations

**David J. Anderson**
Vice President, General Counsel

**Tek Chee ("TC") Mak**
Vice President, Worldwide Sales

### ADDITIONAL INFORMATION

An electronic copy of the 2010 Annual Report, the 2011 Proxy Statement and other filings are available online at:
http://www.kns.com/investors/proxy

Copies of the Company's recent news releases and investor packages may be obtained by contacting:
Joseph Elgindy
Manager, Investor Relations
215-784-7518
or by requesting information online at:
http://www.kns.com/investors

### CORPORATE HEADQUARTERS

Kulicke and Soffa Industries, Inc.
6 Serangoon North Avenue 5
#03-16
Singapore 554910

### TECHNOLOGY CENTERS

Singapore
Fort Washington, Pennsylvania
Irvine, California
Berg, Switzerland
Yokneam Elite, Israel
Suzhou, China

### EQUIPMENT MANUFACTURING FACILITIES

Singapore
Petaling Jaya, Malaysia
Irvine, California
Berg, Switzerland

### EXPENDABLE TOOLS MANUFACTURING FACILITIES

Suzhou, China
Yokneam Elite, Israel

### INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers, LLP
Philadelphia, Pennsylvania

### REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust
6201 15th Avenue
Brooklyn, NY 11219
800-937-5449

NASDAQ Symbol: KLIC

Visit us at
www.kns.com


Kulicke & Soffa